Filed by VERITAS Software Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

EXPLANATORY NOTE

      This filing relates to a proposed merger between an indirect wholly-owned subsidiary of VERITAS Software Corporation, a Delaware corporation (“VERITAS”), and Precise Software Solutions Ltd., an Israeli company (“Precise”), pursuant to the terms of an Agreement and Plan of Merger, dated as of December 19, 2002, by and among VERITAS, Precise, and Argon Merger Sub Ltd., an Israeli company. The merger agreement was previously filed by each of VERITAS and Precise under cover of current reports on Form 8-K each filed on December 24, 2002 and is also included in this filing as Annex A hereto.

      On January 17, 2003, VERITAS announced that as a result of the previously disclosed review of its transactions with AOL Time Warner Inc. entered into in September 2000 (see VERITAS’ quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002), VERITAS will restate its financial results for its fiscal years ended December 31, 2000 and 2001 and its quarters ended December 31, 2000 through September 30, 2002. Please see VERITAS’ current report on Form 8-K, dated January 17, 2003, filed with the Securities and Exchange Commission on January 17, 2003, for a discussion of the restatement.

      VERITAS expects to file restated financial statements for the affected periods with the Securities and Exchange Commission by March 31, 2003. Following the filing of the restated financial statements for the affected periods, VERITAS will file with the Securities and Exchange Commission a registration statement on Form S-4 in connection with its proposed merger with Precise. VERITAS and Precise expect to complete the proposed merger in the quarter ended June 30, 2003.

      In order to provide investors with important information regarding the proposed merger prior to the filing of the Form S-4 registration statement, VERITAS and Precise have prepared this document, which consists of certain non-financial information related to the merger agreement and the merger that will be included in the proxy statement/prospectus that will form a part of the Form S-4 registration statement. The Form S-4 registration statement that VERITAS will file with the Securities and Exchange Commission following the filing of the restated financial statements for the affected periods will include the information included herein as well as additional financial and non-financial information required to be included in a Form S-4 registration statement, which additional information is not included herein, and will also incorporate by reference certain other information regarding VERITAS and Precise, including certain documents filed by VERITAS and Precise under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended.

      The information contained herein is preliminary and incomplete. Investors are urged not to make a decision regarding their vote on the proposed merger reflected in this filing, or any decision as to the form of consideration they may elect to receive if the merger is consummated, until after they have received a definitive and complete copy of the proxy statement/prospectus relating to the proposed merger.

      All references in this filing to “the registration statement” are references to the registration statement on Form S-4 to which we refer above to be filed by VERITAS, and all references in this filing to “the proxy statement/prospectus” are references to the proxy statement/prospectus to form a part of such registration statement on Form S-4.

* * *

Additional Information and Where to Find It

      In connection with the proposed merger with Precise, VERITAS intends to file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by VERITAS and Precise with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained for free from VERITAS and Precise.

Cautionary Statement Regarding Forward-Looking Information

      This filing contains, and the proxy statement/ prospectus when it becomes available and the documents that will be incorporated by reference into the proxy statement/ prospectus when it becomes available will contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to VERITAS’ and Precise’s financial condition, results of operations and business, and the expected impact on VERITAS’ financial performance of the proposed merger with Precise. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any projections of earnings, revenues or synergies; any statements of plans, strategies and objectives for future operations, including the execution of integration plans; and any statements concerning proposed new products. In some cases, words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” and similar expressions identify forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties, including: the risk that the merger is not completed or is delayed; the risk that the combined company will not successfully execute its product development and integration efforts; and the risk that the combined company will not gain market acceptance of its products and services. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by any forward-looking statements. VERITAS and Precise are not under any obligation and do not intend to update their respective forward-looking statements. In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, you should carefully consider the risks and uncertainties that are described in the section titled “Risks Related to the Merger” which begins on the next page, and in the section to be titled “Risk Factors” in the proxy statement/ prospectus when it becomes available, and in the documents that will be incorporated by reference into the proxy statement/ prospectus when it becomes available.

QUESTIONS AND ANSWERS ABOUT THE MERGER
THE COMPANIES
COMPARATIVE PER SHARE MARKET PRICE DATA
RISKS RELATED TO THE MERGER
THE MERGER
Background of the Merger
Precise’s Reasons for the Merger
VERITAS’ Reasons for the Merger
Recommendation of Precise’s Audit Committee and Board of Directors
Opinion of Precise’s Financial Advisor
Interests of Precise’s Directors and Executive Officers in the Merger
Completion and Effectiveness of the Merger
Structure of the Merger and Conversion of Precise Ordinary Shares
Election and Exchange Procedures
Material U.S. Federal and Israeli Income Tax Consequences to Precise Shareholders
Accounting Treatment of the Merger
Regulatory Filings and Approvals Required to Complete the Merger
Other Approvals
Israeli Tax Rulings
Restrictions on Sales of Shares by Affiliates of Precise and VERITAS
Nasdaq Listing of VERITAS Common Stock to be Issued in the Merger
Delisting and Deregistration of Precise Ordinary Shares after the Merger
Operations After the Merger
THE MERGER AGREEMENT
Conditions to Completion of the Merger
Representations and Warranties
Precise’s Conduct of Business Before Completion of the Merger
No Other Negotiations Involving Precise
Other Matters Related to the Merger
Termination of the Merger Agreement
Payment of Termination Fee
Extension, Waiver and Amendment of the Merger Agreement
Voting Undertakings
Affiliate Agreements
WHERE YOU CAN FIND MORE INFORMATION
ANNEX A — Agreement and Plan of Merger
ANNEX B — Form of Voting Undertaking
FORM OF VOTING UNDERTAKING
ANNEX C — Form of Affiliate Agreement
ANNEX D — Form of Opinion of Goldman, Sachs & Co.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	When do you expect the merger to be completed?

A:	We are working towards completing the merger as quickly as reasonably possible. In order to complete the merger, VERITAS must register the shares it will issue to Precise shareholders who elect to receive the mixed consideration on a registration statement on Form S-4 which must be filed with the Securities and Exchange Commission. VERITAS will file this registration statement upon the completion of the restatement of certain financial results as more fully described in the Explanatory Note at the beginning of this filing. In addition, several conditions must be satisfied or waived before the merger is completed. See the section of this filing titled “The Merger Agreement — Conditions to Completion of the Merger” for a summary description of these conditions. We expect to complete the merger in the quarter ended June 30, 2003.

Q:	What will I receive in the merger?

A:	If the merger is completed, you will receive, at your election and subject to the election procedures described in this filing and in the proxy statement/prospectus when it becomes available, for each ordinary share of Precise that you own either:

•	the cash consideration, which consists of $16.50 in cash;

        or

•	the mixed consideration, which consists of (1) $12.375 in cash, plus (2) 0.2365 of a share of VERITAS common stock.

Precise shareholders who are Israeli holders, as defined in the merger agreement, and who properly and timely elect to receive the mixed consideration will receive (1) $12.375 in cash, plus (2) an amount of cash equal to 0.2365 multiplied by the closing price of one share of VERITAS common stock, as reported on The Nasdaq National Market, on the trading day immediately prior to the date the merger takes effect.

The consideration for your Precise ordinary shares, including the exchange ratio for the VERITAS common stock component of the mixed consideration, will not change even if the market prices of Precise ordinary shares or VERITAS common stock fluctuate. However, if you elect to receive the mixed consideration, the value of the VERITAS shares included in the mixed consideration will fluctuate up or down with fluctuations in the market price of VERITAS common stock.

Neither Precise nor VERITAS is making any recommendation as to whether Precise shareholders should elect to receive the cash consideration or the mixed consideration in connection with the merger.

Q:	Why will I be asked to indicate on the proxy card whether or not I am an Israeli holder? Why will Precise shareholders who declare that they are Israeli holders and who elect to receive the mixed consideration receive, instead of VERITAS common stock, the cash equivalent of the value of VERITAS common stock on the trading day immediately prior to the date the merger takes effect?

A:	To comply with Israeli securities laws, Israeli holders who properly and timely elect to receive the mixed consideration will be entitled to receive $12.375 in cash, plus, instead of VERITAS common stock, an amount of cash equal to 0.2365 multiplied by the closing price of one share of VERITAS common stock, as reported on The Nasdaq National Market, on the trading day immediately prior to the date the merger takes effect. For this reason, you are being asked to declare whether or not you are an Israeli holder. You will be deemed to be an Israeli holder if (1) you have provided Precise or the broker through which you hold Precise ordinary shares with an address in the State of Israel for the purpose of sending notices or (2) the center of your vital interests, as evidenced by family, economic and social ties, is in Israel. In addition, you will be asked to indicate whether or not you are an Israeli resident, as defined in the Israeli Income Tax Ordinance [New Version], 1961, for Israeli tax purposes. This information may be of importance in determining whether any Israeli withholding tax obligation applies to the consideration for your Precise ordinary shares.

Q:	Will I be able to trade any VERITAS common stock that I receive in the merger?

A:	The VERITAS common stock you will receive if you properly make a timely election to receive the mixed consideration and are not an Israeli holder will be freely tradeable, unless you are an affiliate of VERITAS or Precise. VERITAS’ common stock is listed on The Nasdaq National Market under the symbol “VRTS.”

Q:	What do I need to do now?

A:	You do not need to do anything until you receive the proxy statement/prospectus, which you should carefully review when it becomes available. After you review the proxy statement/ prospectus in its entirety, you should mail your completed and signed proxy card in the return envelope enclosed with the proxy statement/prospectus or as indicated on the proxy card as soon as possible so that your ordinary shares can be voted at the extraordinary meeting of Precise shareholders. In order to be counted, your properly completed and signed proxy card must be received by Precise at least 24 hours before the start of the extraordinary meeting.

Q:	Why will I be asked to indicate on the proxy card whether or not I am related to VERITAS or the merger subsidiary?

A:	Under Israeli law, if VERITAS, the merger subsidiary or any person or entity holding 25% or more of either the voting power or the right to appoint a director of VERITAS or the merger subsidiary, holds shares in Precise, then there is an additional requirement for the approval of Proposal No. 1. The additional requirement is that a majority of the shareholders who are present at the extraordinary meeting, excluding VERITAS, the merger subsidiary or any person or entity holding 25% or more of either the voting power or the right to appoint a director of VERITAS or the merger subsidiary, or anyone acting on their behalf, including their family members or entities under their control, shall not have objected to the merger.

Q:	How do I elect to receive the cash consideration or the mixed consideration for my Precise ordinary shares?

A:	A form for making an election will be enclosed with the proxy statement/ prospectus when it becomes available. Additional copies of the election form may be obtained from the exchange agent. For your election to be effective, your properly completed election form, along with your Precise share certificates or an appropriate guarantee of delivery, must be sent to and received by the exchange agent to be specified in the proxy statement/prospectus, on or before 5:00 p.m., New York City time, on the election deadline to be specified in the proxy statement/prospectus. Do not send your election form or share certificates together with your proxy card. Instead, use the separate envelope that will be specifically provided for the election form and your share certificates. Please carefully read this filing and the proxy statement/ prospectus when it becomes available for more information about the procedures for electing to receive the cash consideration or the mixed consideration.

If you do not properly and timely send in your completed election form, along with your Precise share certificates or an appropriate guarantee of delivery, you will be deemed to have elected the cash consideration and will receive $16.50 in cash for each of your Precise ordinary shares if the merger is completed.

Neither Precise nor VERITAS is making any recommendation as to whether Precise shareholders should elect to receive the cash consideration or the mixed consideration in connection with the merger.

Q:	Should I send in my share certificates now?

A:	Do not send your election form or share certificates together with your proxy card. However, if you want to elect to receive the mixed consideration in exchange for your Precise ordinary shares, you must send your Precise share certificates, or an appropriate guarantee of delivery, and your completed election form indicating your election of the mixed consideration to the exchange agent in the separate envelope that will be specifically provided for the election form and share certificates.

Q:	Can I elect to receive the cash consideration for some of my Precise ordinary shares and the mixed consideration for some of my Precise ordinary shares?

A:	No. You may only elect to receive one consideration alternative for all of your Precise ordinary shares. A holder of record of Precise ordinary shares who holds such ordinary shares as a nominee, trustee or in another representative capacity may submit multiple election forms, provided that such record holder certifies that each such election form covers all the Precise ordinary shares held by such record holder for a particular beneficial owner.

Q.	What is the value of the consideration I will receive if I elect to receive the mixed consideration?

A.	If you properly and timely elect to receive the mixed consideration, the value of the consideration you will receive will depend in part upon the value of VERITAS common stock, which fluctuates. The following table illustrates the effect of changes in the value of VERITAS common stock on the value of the mixed consideration.

	Cash Value Per Precise Ordinary Share
Price Per Share of
VERITAS Common Stock	Mixed Election	Cash Election

$16.50	$16.277	$16.50
$17.442[1]	$16.50	$16.50
$19.00	$16.869	$16.50

1)	The price per share of VERITAS common stock at which the value of the mixed consideration is equal to the value of the cash consideration.

Historically, the price of VERITAS common stock has fluctuated significantly and if you elect to receive the mixed consideration in exchange for your Precise ordinary shares, the value of the VERITAS shares will fluctuate up and down with fluctuations in the market price of VERITAS common stock. The value of the consideration you receive in the merger if you properly and timely elect to receive the mixed consideration may be more or less than the $16.50 that you would have received if you elected to receive the cash consideration. In addition, the trading price of VERITAS common stock on the date you receive the cash consideration or the mixed consideration in exchange for your Precise ordinary shares could be more or less than the trading price of VERITAS common stock on the date you make your election to receive either the cash consideration or the mixed consideration. This means that the then-current value of the mixed consideration that you would receive for each Precise ordinary share if you properly and timely elect to receive the mixed consideration could be more or less than the value of the mixed consideration on the date you make your election to receive either the cash consideration or the mixed consideration.

Q.     Can I sell my Precise ordinary shares after the record date for the Precise extraordinary meeting?

A.	If you have not already made an election with respect to your Precise ordinary shares, you can sell them and you will still be entitled to vote those shares at the extraordinary meeting because you were the holder of record on the record date.

However, if you have already made an effective election with respect to your Precise ordinary shares by delivering an election form and your share certificates or a guarantee of delivery to the exchange agent, you may not sell your Precise ordinary shares until you have effectively revoked your election and have received your share certificates from the exchange agent.

Q.	If I want to change or revoke my election, what should I do?

A.	You may change your election at any time prior to 5:00 p.m., New York City time, on the election deadline to be specified in the proxy statement/prospectus by written notice accompanied by a properly completed and signed later-dated election form received by the exchange agent prior to that time. You may revoke your election at any time prior to 5:00 p.m., New York City time, on the election deadline to be specified in the proxy statement/prospectus by withdrawing your share certificates by written notice received by the exchange agent prior to that time. All elections will be revoked automatically if the merger agreement is terminated.

Q.	If I purchase Precise ordinary shares after the record date for the Precise extraordinary meeting, which record date has not yet been established, can I vote these shares at the Precise extraordinary meeting? How do I make an election with respect to these shares?

A.	You cannot vote shares that you may purchase after the record date (which has not yet been established) at the extraordinary meeting because you would not have been the record holder of those shares on the record date. However, you are entitled to make an election with respect to those shares at any time prior to 5:00 p.m., New York City time, on the election deadline to be specified in the proxy statement/prospectus when it becomes available. You may obtain an election form from VERITAS by calling VERITAS Investor Relations at (650) 537-2508 or at the investor relations section of VERITAS’ website at www.veritas.com. If you do not make an election with respect to your shares, you will receive the cash consideration, which consists of $16.50 in cash.

Q:	What happens if the merger is completed and I have not properly made a timely election to receive either the cash consideration or the mixed consideration for my Precise ordinary shares?

A:	If you do not properly make a timely election pursuant to the election procedures described in this filing and in the proxy statement/prospectus when it becomes available:

•	you will be deemed to have elected to receive the cash consideration of $16.50 for each ordinary share of Precise that you own; and

•	the exchange agent will send you written instructions for surrendering your Precise ordinary shares for the cash consideration after the merger is completed.

Q:	What do the Precise audit committee and board of directors recommend?

A:	The Precise audit committee and board of directors have unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommend that you vote FOR the merger. The Precise board of directors makes no recommendation as to whether you should elect to receive the cash consideration or the mixed consideration.

Q:	Will I recognize gain or loss for tax purposes?

A:	Generally, yes. See the section of this filing titled “The Merger — Material U.S. Federal and Israeli Income Tax Consequences to Precise Shareholders” for a summary discussion of material U.S. federal income tax consequences of the merger to U.S. holders and material Israeli tax considerations in connection with the merger.

You should consult your tax advisor about the particular tax consequences of the merger to you.

Q:	Am I entitled to dissenters’ rights?

A:	No. Under Israeli law, holders of Precise ordinary shares are not entitled to statutory dissenters’ rights in connection with the merger.

Q:	Is VERITAS stockholder approval required to complete the merger?

A:	No.

Q:	Who can help answer my questions?

A:	You can write or call Investor Relations at Precise Software Solutions Ltd., 690 Canton Street, Westwood, Massachusetts 02090, telephone (800) 310-4777, with any questions about the merger agreement, the merger and the other transactions contemplated by the merger agreement.

THE COMPANIES

VERITAS Software Corporation

350 Ellis Street
Mountain View, California 94043
(650) 527-8000

      VERITAS is a leading independent supplier of storage software products and services. Storage software includes storage management and data protection software as well as clustering, replication and storage area networking or network attached storage software. VERITAS develops and sells products for most popular operating systems, including various versions of Windows, UNIX and Linux. VERITAS also develops and sells products that support a wide variety of servers, storage devices, databases, applications and network solutions. VERITAS also provides a full range of services to assist its customers in assessing, architecting and implementing their storage software solutions.

Precise Software Solutions Ltd.

10 Hata’asiya Street, P.O. Box 1066
Or-Yehuda, Israel 60408
972 (3) 735-2222

      Precise is a provider of software that assists organizations in monitoring and optimizing the performance of their Information Technology infrastructure. This IT infrastructure consists of networks, operating systems, servers, applications, databases and storage devices that help manage traditional and electronic business activities. Precise’s software allows an organization to continuously monitor its infrastructure performance and be alerted when performance parameters exceed user-established thresholds. When Precise’s software detects a performance problem, it also provides technology support personnel with a thorough set of diagnostic data that pinpoints the specific cause of performance degradation and offers suggested alternatives to alleviate the problem. Precise’s software serves businesses that rely on enterprise applications to cut costs and improve efficiencies, as well as those that have implemented e-business applications. Businesses have become increasingly reliant on the proper functioning of their Information Technology infrastructure and Precise’s software assists them in achieving this goal.

Argon Merger Sub Ltd.

22 Rivlin Street
Jerusalem, Israel 94263

      Argon Merger Sub Ltd. is a newly-formed, wholly-owned indirect subsidiary of VERITAS. VERITAS formed this subsidiary as an Israeli corporation solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence. We refer to this subsidiary throughout this filing as the merger subsidiary.

COMPARATIVE PER SHARE MARKET PRICE DATA

      VERITAS common stock is traded on The Nasdaq National Market under the symbol “VRTS.” Precise ordinary shares are traded on The Nasdaq National Market under the symbol “PRSE.”

      The following table shows the high and low per share sales prices of VERITAS common stock and Precise ordinary shares as reported on The Nasdaq National Market on December 18, 2002, the last full trading day preceding public announcement that VERITAS and Precise had entered into the merger agreement.

      The table also includes the equivalent high and low sales prices per Precise ordinary share on those dates for (1) the cash consideration and (2) the mixed consideration. In the case of the cash consideration, these equivalent high and low sales prices per share reflect the $16.50 in cash that you would receive for each Precise ordinary share surrendered for the cash consideration. In the case of the mixed consideration, these equivalent high and low sales prices per share reflect the $12.375 in cash plus the fluctuating value of the 0.2365 of a share of VERITAS common stock that you would receive for each Precise ordinary share surrendered for the mixed consideration if the merger had been completed on either of these dates.

Equivalent Price Per Share

	VERITAS		Precise		Cash		Mixed
	Common Stock		Ordinary Shares		Consideration		Consideration

	High	Low	High	Low	High	Low	High	Low

December 18, 2002	$17.93	$17.11	$12.20	$11.49	$16.50	$16.50	$16.62	$16.42

      The above table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement or whether to elect to receive the cash consideration or the mixed consideration for your Precise ordinary shares. If the merger is completed and you have properly made a timely election to receive the mixed consideration, the actual value of the consideration you will receive in the merger may be higher or lower than the amounts set forth above, depending on the actual value of VERITAS common stock. VERITAS and Precise urge you to obtain current market quotations for VERITAS common stock and Precise ordinary shares and to review carefully the information contained in this filing and the proxy statement/ prospectus when it becomes available or that will be incorporated by reference into the proxy statement/ prospectus when it becomes available, in considering whether to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and whether to elect to receive the cash consideration or the mixed consideration for your Precise ordinary shares.

      Neither Precise nor VERITAS is making any recommendation as to whether you should elect to receive the cash consideration or the mixed consideration in connection with the merger.

RISKS RELATED TO THE MERGER

      VERITAS and Precise operate in a market environment that cannot be predicted and that involves significant risks, many of which are beyond their control. In addition to the other information and risk factors contained in this filing, or that will be included or incorporated by reference into the proxy statement/ prospectus when it becomes available, you should carefully consider the risks described below and included or incorporated by reference in the proxy statement/ prospectus when it becomes available before deciding how to vote your Precise ordinary shares and before deciding whether to elect to receive the cash consideration or the mixed consideration for your Precise ordinary shares in the merger. If you properly make a timely election to receive the mixed consideration for your Precise ordinary shares in the merger and you are not an Israeli holder, you will be choosing to exchange your current investment in Precise ordinary shares for, in part, an investment in VERITAS common stock. An investment in VERITAS common stock involves a high degree of risk. Additional risks and uncertainties not presently known to VERITAS or Precise or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger, VERITAS, Precise, or VERITAS and Precise as a combined company.

While VERITAS’ and Precise’s share prices have been volatile in recent periods, the merger consideration, including the exchange ratio for the VERITAS common stock component of the mixed consideration, is fixed.

      Upon completion of the merger, each ordinary share of Precise will be exchanged for either $16.50 in cash or a combination of $12.375 in cash and 0.2365 of a share of VERITAS common stock. Precise shareholders who are Israeli holders, as defined in the merger agreement, and who properly and timely elect to receive the mixed consideration will receive (1) $12.375 in cash, plus (2) an amount of cash equal to 0.2365 multiplied by the closing price of one share of VERITAS common stock, as reported on The Nasdaq National Market, on the trading day immediately prior to the date the merger takes effect. The merger consideration, including the exchange ratio for the VERITAS common stock component of the mixed consideration, will not change even if the market price of either or both the Precise ordinary shares and VERITAS common stock fluctuates. However, if you elect to receive the mixed consideration, the value of the VERITAS shares included in the mixed consideration will fluctuate up or down with fluctuations in the market price of VERITAS common stock.

      Neither Precise nor VERITAS may withdraw from the merger, and Precise may not resolicit the vote of its shareholders, solely because of changes in the market price of Precise ordinary shares or VERITAS common stock. If you elect to receive the mixed consideration for your Precise ordinary shares in the merger, the specific dollar value of VERITAS common stock you will receive upon completion of the merger will depend on the market value of VERITAS common stock at that time, which may be different from the closing price of VERITAS common stock on the last full trading day preceding public announcement of the merger agreement, the date of this filing, the last full trading day prior to the date of the proxy statement/ prospectus, the date you make your election or the date of the Precise extraordinary meeting. The mixed consideration may represent more or less value than the cash consideration, depending on fluctuations in VERITAS’ stock price.

If you are an Israeli holder or you elect, or fail to properly make a timely election and are deemed to have elected, to receive the cash consideration for your Precise ordinary shares, you will not be entitled to receive any VERITAS common stock and you will not have an investment in the combined company following the merger.

      You may only elect to receive either the cash consideration or the mixed consideration for all of your Precise ordinary shares. If the merger is completed and you are an Israeli holder or you elect to receive the cash consideration or you fail to properly make a timely election and are deemed to have elected to receive the cash consideration, you will not be entitled to receive any VERITAS common stock and you will not have an investment in the combined company following the merger. The mixed consideration may represent greater or less value than the cash consideration, depending on fluctuations in the price of VERITAS common stock.

VERITAS’ stock price may be volatile in the future, and if you elect to receive the mixed consideration in the merger, you could lose the value of your investment in VERITAS common stock.

      The market price of VERITAS’ common stock has experienced significant fluctuations and may continue to fluctuate significantly, and if you elect to receive the mixed consideration in the merger, you could lose the value of your investment in VERITAS common stock. The market price of VERITAS’ common stock may be adversely affected by a number of factors, including:

•	announcements of VERITAS’ quarterly operating results or those of its competitors or its original equipment manufacturer customers;

•	rumors, whether or not accurate, announcements or press articles regarding changes in VERITAS’ management, organization, operations or prior financial statements;

•	inquiries by the Securities and Exchange Commission, Nasdaq or regulatory bodies;

•	changes in earnings estimates by securities analysts;

•	announcements of planned acquisitions by VERITAS or by its competitors;

•	the gain or loss of a significant customer or increases or decreases in purchases by customers;

•	litigation;

•	announcements of new products by VERITAS, its competitors or its original equipment manufacturer customers; and

•	economic slowdowns in general.

      The stock market in general, and the market prices of stocks of other software companies in particular, have experienced extreme price volatility, which has adversely affected and may continue to adversely affect the market price of VERITAS’ common stock for reasons unrelated to VERITAS’ business or operating results.

Although VERITAS and Precise expect that the merger will result in benefits to the combined company, those benefits may not occur because of integration and other challenges.

      Achieving the expected benefits of the merger will depend in part on the integration of VERITAS’ and Precise’s technology, operations and personnel in a timely and efficient manner. The challenges involved in this integration include:

•	incorporating Precise’s technology and products into VERITAS’ next generation of products;

•	integrating Precise’s products into VERITAS’ business because VERITAS does not currently sell Precise products;

•	integrating Precise’s technical team with VERITAS’ larger and more widely dispersed engineering organization;

•	coordinating the efforts of the Precise sales organization with VERITAS’ larger and more widely dispersed sales organization;

•	persuading our employees that our business cultures are compatible; and

•	timely release of products to market.

      The integration of VERITAS and Precise will be complex, time consuming and expensive, may disrupt VERITAS’ and Precise’s businesses and may result in the loss of customers or key employees or the diversion of the attention of management. Some of Precise’s suppliers, distributors, customers and licensors are VERITAS’ competitors or work with VERITAS’ competitors and as a result may terminate their business relationships with Precise as a result of the merger. In addition, the integration process may strain the combined company’s financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company’s core business objectives. There can be no assurance that VERITAS and Precise will successfully integrate their businesses or that the combined company will realize any of the anticipated benefits of the merger.

The directors and executive officers of Precise have a personal interest that could have affected their decision to support or approve the merger.

      The personal interest of the directors and executive officers of Precise in the merger and their participation in arrangements that are different from, or are in addition to, those of Precise shareholders generally could have affected their decision to support or to approve the merger. These interests include the following:

•	VERITAS’ assumption of Precise share options in the merger;

•	acceleration of vesting of Precise director share options immediately after the merger and the extension of the period for exercise of the share options, in the event that Precise shareholders approve a proposal to this effect that is expected to be considered at the Precise extraordinary meeting;

•	acceleration of vesting of specified share options of executive officers immediately prior to the merger;

•	potential severance compensation and additional accelerated option vesting under existing and new employment agreements if the executive officer’s employment is terminated;

•	retention awards payable under specified circumstances;

•	VERITAS’ agreement to assume the obligations of Precise pursuant to any existing indemnification agreements and to enter into new indemnification agreements in favor of current and former Precise directors and specified Precise officers; and

•	acquisition of “tail” or “runoff” insurance coverage under Precise’s existing directors’ and officers’ liability insurance covering a period of seven years after the merger.

      As a result of these interests, these directors and executive officers may be more likely to recommend that you vote in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement, than if they did not have these interests.

General uncertainty related to the merger could harm the combined company.

      VERITAS’ or Precise’s customers may, in response to the announcement of the proposed merger, delay or defer purchasing decisions. If VERITAS’ or Precise’s customers delay or defer purchasing decisions, the combined company’s revenue could materially decline or any increases in revenue could be lower than expected. Similarly, VERITAS and Precise employees may experience uncertainty about their future roles with the combined company. This may harm the combined company’s ability to attract and retain key management, marketing, sales and technical personnel. Also, speculation regarding the likelihood of the closing of the merger could increase the volatility of VERITAS’ and Precise’s share prices.

Third parties may terminate or alter existing contracts or relationships with Precise.

      Precise has contracts with some of its suppliers, distributors, customers, licensors and other business partners. Some of these contracts require Precise to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, Precise may suffer a loss of potential future revenue and may lose rights that are material to Precise’s business and the business of the combined company. In addition, third parties with whom Precise currently has relationships may terminate or otherwise reduce the scope of their relationship with Precise as a result of the merger.

Failure to complete the merger could harm Precise’s ordinary share price and future business and operations.

      If the merger is not completed, Precise may be subject to the following risks:

•	if the merger agreement is terminated under specified circumstances, Precise will be required to pay VERITAS a termination fee of $16.2 million;

•	the price of Precise’s ordinary shares may decline to the extent that the current market price of Precise’s ordinary shares reflects a market assumption that the merger will be completed;

•	costs related to the merger, such as some legal, accounting and certain financial advisory fees, must be paid even if the merger is not completed; and

•	if the merger is terminated and Precise’s board of directors determines to seek another merger or business combination, Precise may not be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger.

Regulatory agencies must approve the merger and could impose conditions on, delay or refuse to approve the merger.

      VERITAS and Precise intend to comply with the securities and antitrust laws of the United States, and any other jurisdiction in which the merger is subject to review, as well as with Israeli regulatory requirements. The reviewing authorities may seek to impose conditions on VERITAS and Precise before giving their approval or consent to the merger, and those conditions could harm the combined company’s business. In addition, a delay in obtaining the necessary regulatory approvals will delay the completion of the merger. On January 17, 2003, VERITAS and Precise received early termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. On January 26, 2003, the Investment Center of Israel’s Ministry of Industry and Trade consented to the change in ownership of Precise resulting from the merger. VERITAS and Precise have not yet obtained other governmental or regulatory approvals required to complete the merger. VERITAS and Precise may be unable to obtain these approvals, or obtain them within the timeframe contemplated by the merger agreement.

THE MERGER

      The following is a description of the material aspects of the merger, including the merger agreement. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire filing, as well as the proxy statement/ prospectus when it becomes available, including the merger agreement attached to this filing as Annex A, for a more complete understanding of the merger.

Background of the Merger

      VERITAS and Precise have been familiar with each other’s businesses for several years and have periodically engaged in discussions regarding possible business arrangements. For example, in early 2002, employees of VERITAS and Precise engaged in several discussions regarding possible licensing or reseller arrangements between the two companies.

      On April 22, 2002, Michael J. Miracle was appointed to the Precise board of directors, and elected for a three year term by Precise’s shareholders on May 30, 2002. Mr. Miracle formerly served as the vice president of corporate business development of VERITAS from February 1998 to October 2001.

      On April 24, 2002, employees of VERITAS met with Shimon Alon, the chief executive officer of Precise, Itzhak (“Aki”) Ratner, the president of Precise and Benjamin H. Nye, the chief operating officer of Precise, in Westwood, Massachusetts to explore the potential for VERITAS to be a reseller of Precise’s products.

      On May 7, 2002, Kris Hagerman, the senior vice president of strategic operations of VERITAS and other employees of VERITAS met with Messrs. Alon and Nye in Mountain View, California to discuss the potential for a business combination between VERITAS and Precise. Both parties indicated a willingness to proceed with discussions.

      On May 23, 2002, Mr. Hagerman indicated VERITAS’ interest in a possible business combination with Precise in a conference call with Messrs. Alon and Nye.

      From May 30, 2002 to June 5, 2002, representatives of VERITAS and representatives of Credit Suisse First Boston, VERITAS’ financial advisor, held several telephone conferences to discuss a potential business combination with Precise.

      During the week of June 3, 2002, Mr. Hagerman and other employees of VERITAS held several telephone conferences with Messrs. Alon and Nye to discuss the potential for a business combination between VERITAS and Precise.

      On June 9, 2002, an employee of VERITAS telephoned Mr. Nye to discuss financial due diligence on Precise.

      On June 12, 2002, Messrs. Hagerman and Alon had a telephonic meeting to further discuss the possibility of a business combination between the companies.

      On June 13, 2002, VERITAS and Precise executed a nondisclosure agreement to facilitate discussions between the parties.

      On June 14, 2002, VERITAS presented to Precise a non-binding proposal outlining terms for a potential business combination between the companies.

      On June 17, 2002, Mr. Hagerman had a telephonic meeting with Messrs. Alon and Nye to discuss VERITAS’ non-binding proposal. During that conversation, Messrs. Alon and Nye informed Mr. Hagerman that Precise was not willing to accept VERITAS’ non-binding proposal.

      On June 25, 2002, Mr. Hagerman and other employees of VERITAS met with Messrs. Alon and Nye in Westwood, Massachusetts to discuss valuation. No resolution was reached as to the pricing of the potential business combination.

      During the period from July 8, 2002 to July 12, 2002, Mr. Hagerman and other employees of VERITAS held several telephone conferences with Messrs. Alon and Nye to discuss potential synergies and benefits of the potential business combination.

      On July 15, 2002 and August 28, 2002, the VERITAS board of directors held meetings at which the potential business combination with Precise was discussed.

      On August 29, 2002, VERITAS presented to Precise a revised non-binding proposal outlining terms for a possible business combination between the companies.

      During the week of September 2, 2002, Messrs. Alon and Nye discussed the possible business combination with Ron Zuckerman, Precise’s chairman of the board, and individually with other members of Precise’s board of directors.

      On September 4, 2002, VERITAS formally engaged Credit Suisse First Boston to act as VERITAS’ financial advisor in connection with the possible business combination with Precise.

      On September 5, 2002, Precise engaged Goldman, Sachs & Co. to act as Precise’s financial advisor in connection with the possible business combination with VERITAS.

      On September 6, 2002, a second party expressed to Precise an interest in a potential business combination with Precise and requested an opportunity to conduct financial and legal due diligence on Precise.

      On September 10, 2002, a telephone conference to discuss upcoming diligence sessions in Dedham, Massachusetts was held between Mr. Hagerman and other employees of VERITAS, Mr. Nye and other employees of Precise, representatives of Credit Suisse First Boston, representatives of Goldman, Sachs & Co., representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, legal counsel for VERITAS, and representatives of Piper Rudnick LLP, legal counsel for Precise.

      From September 10, 2002 to September 11, 2002, representatives of Precise and the second party and their respective financial advisors and legal counsel met in Dedham, Massachusetts to conduct financial and legal due diligence on Precise.

      On September 12, 2002, the second party presented to Precise a non-binding proposal outlining terms for a possible business combination between Precise and the second party, subject to additional due diligence and exclusivity.

      On September 13, 2002, the Precise board of directors held a special meeting to consider the proposals by VERITAS and the second party. Representatives from Goldman Sachs and Piper Rudnick advised the board on the status of the proposals. The board designated Mr. Zuckerman, Gary Fuhrman, a Precise director, and Anton Simunovic, a Precise director, to advise Precise’s management regarding the proposals. The Precise board of directors determined that the current VERITAS proposal was more favorable than the proposal submitted by the second party. The board directed Goldman Sachs to continue its discussions on behalf of Precise with VERITAS and to communicate to the second party that its proposal was not sufficient for Precise to agree to negotiate exclusively with the second party.

      From September 13, 2002 to September 14, 2002, employees of VERITAS, Mr. Nye and other employees of Precise, and representatives of the respective financial advisors and legal counsel for VERITAS and Precise met in Dedham, Massachusetts to conduct financial and legal due diligence on Precise.

      During the week of September 16, 2002, the second party revised its non-binding proposal originally submitted on September 12, 2002. Goldman Sachs, on behalf of Precise, indicated to the second party that the second party’s revised proposal was not competitive at that time.

      From September 15, 2002 to September 18, 2002, an employee of VERITAS and representatives of Credit Suisse First Boston participated in several telephone conferences with representatives of Goldman Sachs to discuss the potential business combination with Precise.

      In mid-September 2002, VERITAS engaged KPMG LLP to conduct accounting due diligence on Precise, following which representatives of KPMG conducted accounting due diligence on Precise in Westwood, Massachusetts and in Israel.

      On September 17, 2002, employees of VERITAS met with employees of Precise in Reston, Virginia, to conduct technical due diligence on Precise’s storage resource management (SRM) products.

      From September 18, 2002 to September 19, 2002, Fred van den Bosch, VERITAS’ chief technology officer and executive vice president of the advanced technology group, and other employees of VERITAS met with Rami Schwartz, Precise’s executive vice president of research and development, in Tel Aviv, Israel, to discuss technical due diligence on Precise.

      On September 20, 2002, Gary L. Bloom, the president and chief executive officer of VERITAS, had a telephonic meeting with Mr. Alon. During this discussion, Messrs. Bloom and Alon agreed to suspend their discussions until after September 30, 2002.

      On October 3, 2002, at the instruction of VERITAS, Credit Suisse First Boston delivered to Precise a draft merger agreement and a draft exclusivity agreement prepared by Wilson Sonsini Goodrich & Rosati.

      On October 7, 2002, Precise agreed to negotiate exclusively with VERITAS until October 23, 2003 with respect to a potential business combination.

      On October 11, 2002, Piper Rudnick delivered comments to Wilson Sonsini Goodrich & Rosati to the draft merger agreement previously delivered on October 3, 2002.

      From October 14, 2002 to October 16, 2002, employees of VERITAS, representatives of Precise, including Mr. Nye and Marc Venator, the chief financial officer of Precise, and other employees of Precise, and representatives of Credit Suisse First Boston and Goldman Sachs met in Dedham, Massachusetts to continue due diligence on Precise. During this time, Mark Bregman, VERITAS’ executive vice president, product operations, and other employees of VERITAS met with Messrs. Ratner and Schwartz in Tel Aviv, Israel, to conduct operational due diligence on Precise.

      On October 17, 2002, Wilson Sonsini Goodrich & Rosati delivered to Precise a revised draft of the merger agreement. On that same day, Mr. Bregman and other employees of VERITAS met with employees of Precise in Reston, Virginia, to conduct operational due diligence on Precise.

      From October 17, 2002 to October 22, 2002, the parties and their respective legal and financial advisors continued to negotiate terms, valuation and structure of a potential transaction, and representatives of VERITAS, Credit Suisse First Boston, KPMG and Wilson Sonsini Goodrich & Rosati continued to conduct due diligence on Precise. On October 18, 2002, Paul Sallaberry, VERITAS’ executive vice president, sales strategy, and other employees of VERITAS held a telephone conference with Messrs. Alon and Nye and other employees of Precise, to discuss Precise’s sales operation.

      On October 21, 2002, the Precise board of directors held a regularly scheduled board meeting at which the status of the potential business combination with VERITAS was discussed.

      During the evening of October 22, 2002, representatives of Credit Suisse First Boston and Goldman Sachs had a telephone conference to discuss valuation. Goldman Sachs, on behalf of Precise, responded that it believed that the valuation proposed by VERITAS would be insufficient to conclude a transaction with Precise.

      On October 23, 2002, the period during which Precise agreed to negotiate exclusively with VERITAS expired.

      On October 24, 2002, Goldman Sachs, on behalf of Precise, contacted the second party regarding its continued interest in a potential transaction with Precise and indicated Precise’s desire to resume discussions with the second party.

      On October 25, 2002, the VERITAS board of directors held a special telephonic meeting to discuss the potential business combination with Precise.

      On October 26, 2002, Mr. Bloom telephoned Mr. Alon to discuss a revised non-binding proposal.

      During the week of October 28, 2002, Mr. Bloom contacted Mr. Alon to discuss the revised non-binding proposal. No agreement was reached, but Messrs. Bloom and Alon determined that Messrs. Hagerman and Nye should continue to explore the terms of VERITAS’ proposal. Messrs. Hagerman and Nye discussed the proposal several times during the following week.

      During the weeks of October 28, 2002 and November 4, 2002, Goldman Sachs, on behalf of Precise, conducted further discussions with the second party regarding its continued interest in a potential transaction with Precise. No proposal from the second party resulted from these discussions.

      On November 5, 2002, Messrs. Bloom and Hagerman and another employee of VERITAS and Messrs. Alon and Nye met in Menlo Park, California to discuss valuation issues. During this meeting, VERITAS increased the valuation in its proposal from the initial level proposed during the October 22, 2002 telephone conference, but Precise stated that such valuation remained inadequate and decided to terminate discussions regarding a business combination at that time.

      During the weeks of November 11, 2002 and November 18, 2002, representatives of Credit Suisse First Boston, on behalf of VERITAS, and Goldman Sachs, on behalf of Precise, held additional discussions regarding valuation issues at the request of their respective clients.

      On November 22, 2002, discussions were held between representatives of Credit Suisse First Boston, on behalf of VERITAS, and Goldman Sachs, on behalf of Precise, concerning a revised non-binding proposal from VERITAS, at the request of their respective clients. Terms of that proposal included consideration for each Precise ordinary share of $16.50 in cash, with an ability to elect to receive 25% of the consideration in VERITAS common stock.

      On November 24, 2002, Wilson Sonsini Goodrich & Rosati delivered a revised draft of the merger agreement to Piper Rudnick. From November 24, 2002 to December 2, 2002, the parties and their respective legal and financial advisors continued to discuss open issues relating to the merger agreement.

      On November 26, 2002, at the instruction of VERITAS, Credit Suisse First Boston delivered to Goldman Sachs drafts of the employment agreements prepared by Wilson Sonsini Goodrich & Rosati for Messrs. Alon, Nye, Ratner, and Schwartz.

      On December 4, 2002, Wilson Sonsini Goodrich & Rosati delivered a revised draft of the merger agreement to Piper Rudnick. Also on December 4, 2002, representatives of VERITAS and Wilson Sonsini Goodrich & Rosati met in New York with representatives of Piper Rudnick to discuss open issues on the revised draft merger agreement. At that time, Piper Rudnick delivered to Wilson Sonsini Goodrich & Rosati a list of business issues related to the draft employment agreements.

      From December 5, 2002 to December 10, 2002, VERITAS and Precise discussed open business issues related to the draft employment agreements. VERITAS delivered revised drafts of the employment agreements to Precise on December 10, 2002.

      On December 11, 2002, a telephone conference was held between an employee of VERITAS and representatives of Precise and their respective legal and financial advisors to discuss outstanding due diligence items. Also on December 11, 2002, Wilson Sonsini Goodrich & Rosati delivered a revised draft of the merger agreement to Piper Rudnick.

      From December 11, 2002 to December 16, 2002, the parties and their legal and financial advisors continued due diligence and discussions on the merger agreement and the employment agreements. On December 16, 2002, Wilson Sonsini Goodrich & Rosati delivered a revised draft of the merger agreement to Piper Rudnick. On December 17, 2002, Wilson Sonsini Goodrich & Rosati delivered revised drafts of the employment agreements to Piper Rudnick. From December 16, 2002 to December 19, 2002, the parties and their respective legal counsel finalized the merger agreement and the related agreements.

      On December 15, 2002, Mr. Alon discussed with Mr. Zuckerman the status of the potential business combination with VERITAS.

      From December 16, 2002 to December 18, 2002, the parties and their respective legal and financial advisors continued due diligence, and Precise and its advisors conducted financial and legal due diligence on VERITAS.

      On December 17, 2002, the VERITAS board of directors convened a special telephonic meeting to consider the proposed business combination with Precise and the terms and conditions of the merger agreement. After discussion, the meeting was adjourned until the next day. On December 18, 2002, the VERITAS board of directors reconvened the meeting adjourned the prior evening. A representative of Credit Suisse First Boston and a representative of Wilson Sonsini Goodrich & Rosati attended the December 17-18, 2002 meeting. Credit Suisse First Boston discussed its financial analyses of the merger, and responded to various questions raised by members of VERITAS’ board of directors regarding such financial analyses. The VERITAS board of directors reviewed a draft of the merger agreement and related documents. A representative from Wilson Sonsini Goodrich & Rosati responded to questions regarding such documents from the VERITAS board of directors and advised the board of directors regarding their fiduciary duties. After considering the terms of the proposed transaction, the VERITAS board of directors approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

      On December 17, 2002, Messrs. Zuckerman, Fuhrman and Simunovic consulted with Messrs. Alon and Nye in a telephonic meeting regarding the business combination with VERITAS and the terms and conditions of the merger agreement, the merger and the other transactions contemplated by the merger agreement. Representatives of Goldman Sachs made a presentation regarding its analyses of the consideration to be received by Precise shareholders in the merger, and responded to various questions raised by these directors. Representatives of Piper Rudnick also attended the meeting and provided an outline of the terms and conditions of the proposed merger agreement, and responded to various questions raised by these directors. Discussion ensued.

      On December 18, 2002, the Precise board of directors, including the members of the audit committee, held a special telephonic meeting with respect to the business combination with VERITAS and the terms and conditions of the merger agreement. Representatives of Goldman Sachs and Piper Rudnick attended the meeting of the board of directors. Goldman Sachs presented its analyses of the consideration to be received by Precise shareholders in the merger and delivered its oral opinion, which was subsequently confirmed in writing, that as of the date of its written opinion and subject to the assumptions and limitations set forth therein, the aggregate merger consideration to be received by all holders of Precise ordinary shares pursuant to the merger agreement was fair from a financial point of view to such holders, in the aggregate. Representatives of Piper Rudnick gave a presentation on the merger agreement and related documents previously distributed to the directors and advised the board of directors regarding their fiduciary duties. The Precise board of directors asked clarification questions of representatives of Goldman Sachs and Piper Rudnick regarding their respective presentations and the representatives responded to such questions. The Precise board of directors did not engage in any discussions or adopt any resolutions at this meeting. Because Precise’s directors and non-director office holders have a personal interest, directly or indirectly, in the merger agreement, the merger and the other transactions contemplated thereby, as required by Israeli law, the consideration of these matters was referred to Precise’s audit committee.

      Immediately after conclusion of the special telephonic meeting of Precise’s board of directors on December 18, 2002, Precise’s audit committee convened a special telephonic meeting to consider the terms and conditions of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposed modifications to the director share options. Representatives of Goldman Sachs and Piper Rudnick attended the meeting of the audit committee and responded to various questions raised by members of the audit committee regarding the matters being considered at the meeting. After discussing the terms of the proposed transactions, including the personal interests of Precise’s directors and non-director office holders in the merger, the audit committee approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and the modifications to the director share options and recommended that these matters be submitted to Precise’s entire board of directors for discussion and approval.

      Immediately after the conclusion of the special telephonic meeting of Precise’s audit committee on December 18, 2002, the entire board of directors of Precise reconvened to consider the terms and conditions of the merger agreement, the merger and the transactions contemplated by the merger agreement, the modifications to the director share options and the proposed amendment of the articles of association regarding indemnification and insurance. Representatives of Goldman Sachs and Piper Rudnick attended the meeting of the board of directors and responded to various questions raised by members of Precise’s board of directors. After discussing the terms of the proposed transactions, including the personal interests of Precise’s directors and non-director office holders in the merger agreement, the merger and the other transactions contemplated by the merger agreement and in the modifications to the director share options, the board of directors approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, the modifications to the director share options and the amendment of the articles of association regarding indemnification and insurance and recommended that these matters be submitted to Precise’s shareholders for approval at the extraordinary meeting.

      During the early morning of December 19, 2002, VERITAS and Precise executed the merger agreement on substantially the same terms as the draft distributed to the Precise board of directors and the VERITAS board of directors, the applicable parties signed the related agreements, and VERITAS and Precise issued a joint press release announcing the execution of the merger agreement.

Precise’s Reasons for the Merger

      On December 18, 2002, the board of directors of Precise unanimously (1) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Precise and its shareholders, and (2) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The board of directors of Precise has unanimously recommended that the Precise shareholders vote FOR the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement for the reasons set forth below:

•	The cash merger consideration of $16.50 proposed by VERITAS represented a premium of approximately 36.9% over $12.05, the closing price per Precise ordinary share as reported on The Nasdaq National Market on December 18, 2002. In addition, the ability of Precise shareholders to elect to receive the mixed consideration at any time prior to the election deadline to be specified in the proxy statement/ prospectus represented the potential for Precise shareholders to receive consideration with a value in excess of $16.50. Based on the per share closing price of VERITAS common stock of $17.29 as reported on The Nasdaq National Market on December 18, 2002, the value of the mixed consideration would have been $16.46 per Precise ordinary share. Since Precise’s initial public offering on June 28, 2000, Precise ordinary shares had traded between $6.45 and $44.38 per share.

•	The opinion of Precise’s financial advisor, Goldman, Sachs & Co., that as of December 19, 2002, and based upon and subject to the facts and assumptions set forth in the opinion, the aggregate merger consideration to be received by all holders of Precise ordinary shares pursuant to the merger agreement was fair from a financial point of view to such shareholders, in the aggregate, as more fully described below under the caption “Opinion of Precise’s Financial Advisor.”

•	Considering the financial position of the merging companies, no reasonable concern exists that Precise, as the surviving corporation in the merger, will be unable to fulfill the obligations of Precise to its creditors.

      In connection with the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the recommendation to the Precise shareholders, the board of directors of Precise also considered, among others, the following positive and potentially negative factors:

•	The terms and conditions of the merger agreement and related agreements, including the willingness of Precise’s directors, each in his or her capacity as a shareholder, officers and certain affiliated shareholders to commit to vote in favor of the proposed merger.

•	The review of, and discussions with, Precise’s senior management, financial and legal advisors and accountants, regarding certain business, financial, legal and accounting aspects of the proposed merger and the results of business due diligence reviews.

•	The ability to leverage VERITAS’ global distribution channels, proven brand recognition and existing customer, partner and strategic relationships to accelerate Precise’s market penetration.

•	The ability to benefit from VERITAS’ greater corporate resources and increase competitiveness through synergies and internal economies of scale.

•	The impact of the proposed merger on Precise’s customers, distributors and employees, including the possibility that the proposed merger might adversely affect relationships between Precise and certain of its customers and distributors, the risk that key management and technical personnel might leave Precise and the resulting effect on both the prospects of consummating the proposed merger and the business of Precise if the proposed merger were not consummated.

•	VERITAS’ ability to integrate Precise, and VERITAS’ record of integrating companies previously acquired by it.

•	The likelihood of the proposed merger being approved by the appropriate regulatory authorities.

•	The terms of the proposal by the second party and the opportunities and alternatives available to Precise if the proposed merger were not consummated.

•	The ability of Precise to accept a superior proposal, as defined in the merger agreement, after payment of a termination fee.

•	The possibility that certain provisions of the merger agreement, including the non-solicitation and other protective provisions, might have the effect of discouraging other persons potentially interested in acquiring Precise from pursuing such an opportunity.

      The above discussion of the information and factors considered by the board of directors of Precise is not intended to be exhaustive. In view of the variety of factors considered and qualitative judgments made with respect to such factors in connection with its evaluation of the proposed merger, the board of directors did not find it practicable to quantify, analyze or assign relative weights to each individual factor to reach its determination. Individual members of Precise’s board may have assigned different relative weights or conclusions to each factor affecting the board’s determination.

VERITAS’ Reasons for the Merger

      VERITAS’ board of directors has approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. VERITAS’ board of directors consulted with VERITAS’ senior management, as well as its legal counsel and financial advisors in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated the merger agreement. VERITAS’ board of directors has identified several potential benefits of the merger that it believes will contribute to the success of the combined company, including:

•	enhancing VERITAS’ ability to reach certain of its strategic and business objectives, which include extending VERITAS’ product and service offerings to include Precise’s products, enabling VERITAS to bridge across storage, databases and application administrators;

•	enabling VERITAS to leverage its distribution channels, international presence, customer base, and brand recognition to accelerate Precise’s market penetration and growth;

•	enabling VERITAS to enhance its position in areas where VERITAS is already strong by offering complementary products and services developed by Precise;

•	enhancing its product offerings in a variety of its core product areas; and

•	providing an end-to-end solution for application performance and availability stretching from the end-user all the way through the underlying data layers.

      VERITAS’ board of directors also considered the following when assessing the transaction:

•	Historical information concerning the business operations, positions and results of operations, technology and management style, competitive position, industry trends and prospects of VERITAS and Precise.

•	Information contained in filings by Precise with the Securities and Exchange Commission.

•	Information and advice based on due diligence investigations by members of VERITAS’ management and VERITAS’ legal, financial and accounting advisors concerning the business, financial condition, operating results and prospects of Precise; and

•	Data on companies comparable to Precise and other financial analyses.

      After taking into account these and other factors, the VERITAS board of directors determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are in the best interests of VERITAS and its stockholders and that VERITAS should enter into the merger agreement. Except as outlined above, VERITAS’ board of directors did not find it practicable to quantify, analyze or assign relative weights to each individual factor to reach its determination. Individual members of VERITAS’ board may have assigned different relative weights or conclusions to each factor affecting the board’s determination.

Recommendation of Precise’s Audit Committee and Board of Directors

      On December 18, 2002, the members of the audit committee and board of directors of Precise unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Precise and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that following the merger Precise, as the surviving corporation, would not be able to fulfill its obligations to its creditors. The audit committee and board of directors of Precise unanimously recommend that the Precise shareholders vote FOR approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement for the reasons set forth above.

Opinion of Precise’s Financial Advisor

      Goldman Sachs delivered its opinion to the Precise board of directors that, as of December 19, 2002, and based upon and subject to the factors and assumptions set forth in the opinion, the aggregate merger consideration to be received by all holders of Precise ordinary shares pursuant to the merger agreement was fair from a financial point of view to such holders, in the aggregate.

      The full text of the written opinion of Goldman Sachs, dated December 19, 2002, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, will be attached to the proxy statement/prospectus which will form a part of the registration statement on Form S-4 to be filed by VERITAS. A form of the opinion of Goldman Sachs is attached to this filing as Annex D. Precise shareholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Precise board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Precise ordinary shares should vote with respect to the merger or whether to elect to receive the cash consideration or the mixed consideration in connection with the merger.

      In connection with rendering its opinion and performing its financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	Annual Reports to Shareholders and Annual Reports on Form 10-K of Precise for the two years ended December 31, 2001 and of VERITAS for the three years ended December 31, 2001;

•	the Registration Statement on Form F-1 of Precise, including the prospectus contained therein, dated June 29, 2000, relating to Precise’s initial public offering;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Precise and VERITAS;

•	certain other communications from Precise and VERITAS to their respective shareholders; and

•	certain internal financial analyses and forecasts for Precise prepared by its management.

      Goldman Sachs also held discussions with members of the senior management of Precise regarding their assessment of the strategic rationale for, and potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of the company, including discussions with respect to risks and uncertainties relating to Precise’s ability to realize the internal forecasts prepared by its management in the amounts and time periods contemplated thereby. In addition, Goldman Sachs reviewed the reported price and trading activity of the Precise ordinary shares and VERITAS common stock, compared certain financial and stock market information for Precise and VERITAS with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. As the Precise board of directors was aware, VERITAS did not make available its forecasts of future financial performance. Accordingly, Goldman Sachs’ review of such matters was limited to discussion with senior management of VERITAS of certain publicly available research analyst estimates of VERITAS. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities, including any derivative or off-balance sheet assets and liabilities, of Precise or VERITAS or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the merger will be obtained without any adverse effect on Precise or VERITAS or any of their respective subsidiaries or on the expected benefits of the merger.

      The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing the opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of financial analyses include information presented in tabular form, which should be read together with the text accompanying each summary. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 18, 2002, and is not necessarily indicative of current market conditions.

      Premium Analysis. Goldman Sachs compared the implied transaction price of $16.50 per share to the closing price of Precise’s ordinary shares on December 18, 2002. In addition, Goldman Sachs compared this implied transaction price to the average closing prices for the 10-, 20-, 30-, 60-, 90-, and 180-day, and one-year periods ending and including the close on December 18, 2002 to derive the implied transaction premia or discounts. Goldman Sachs performed this calculation by determining the arithmetic means of various closing prices, or “simple averages”, and the arithmetic means of various closing prices weighted individually by the volume of trading on that day, or “weighted averages”. Goldman Sachs also analyzed the implied transaction price to derive the implied transaction premia or discounts based on the six-month and one-year high and low closing prices of Precise’s ordinary shares as of December 18, 2002. The results of this analysis are set forth below.

Premium at $16.50

December 18, 2002	36.9%

Averages	Simple	Weighted

10-day	42.5%	42.9%
20-day	34.8%	33.8%
30-day	38.0%	36.9%
60-day	47.1%	53.5%
90-day	40.8%	44.1%
180-day	35.8%	37.6%
One-year	8.2%	13.2%

Premium at $16.50

Low

Six-month (June 24, 2002)	140.9%
One-year (June 24, 2002)	140.9%
High

Six-month (August 19, 2002)	10.0%
One-year (January 8, 2002)	(37.5%)

      Selected Companies Analysis. Goldman Sachs reviewed certain financial information and public market multiples relating to Precise and VERITAS and compared them to corresponding data for the following publicly traded companies in the software industry:

•	BMC Software, Inc.;

•	Computer Associates International, Inc.;

•	Compuware Corporation;

•	Embarcadero Technologies, Inc.;

•	Legato Systems, Inc.;

•	Mercury Interactive Corporation;

•	NetIQ Corp.; and

•	Quest Software, Inc.

      Although none of the selected companies is directly comparable to Precise or VERITAS, the companies included were chosen because they are publicly traded U.S. companies with operations that for purposes of analysis may be considered similar to certain operations of Precise and VERITAS.

      Goldman Sachs then calculated the percentage of each company’s closing market price per share on December 18, 2002 to the highest price per share in the previous 52 weeks. In its analysis, Goldman Sachs used publicly available information. The results of this analysis are set forth below.

Price as % of 52-week high
Company	(December 18, 2002)

BMC Software, Inc.	76.4%
Mercury Interactive Corporation	72.0%
Precise Software Solutions Ltd.	43.1%
Quest Software, Inc.	37.6%
VERITAS Software Corp.	34.6%
Computer Associates International, Inc.	34.3%
Compuware Corporation	33.6%
NetIQ Corp.	32.2%
Legato Systems, Inc.	27.2%
Embarcadero Technologies, Inc.	22.3%

      Goldman Sachs also calculated the multiple of price to earnings per share, or P/E, of Precise, VERITAS and the selected companies and the ratio of price to earnings per share for Precise at an implied $16.50 purchase price, using estimates of calendar year 2003 earnings per share, or EPS, based on median estimates it obtained from the Institutional Broker Estimate Service, or IBES, a data service which monitors and publishes a compilation of earnings estimates produced by selected research analysts on publicly traded companies.

      In its analysis, Goldman Sachs also calculated and compared the implied enterprise value, which is the implied diluted equity value plus net debt, as a multiple of estimated revenues for the calendar year 2003, based on estimates it obtained from publicly available research analyst estimates and IBES.

      The results of these analyses are summarized as follows:

	Implied Enterprise Value/	Price/ Estimated
Company	Estimated 2003 Revenue	2003 EPS

Mercury Interactive Corporation	5.4x	38.3x
VERITAS Software Corp.	3.6x	28.7x
Computer Associates International, Inc.	3.1x	53.2x
Precise Software Solutions Ltd.	2.6x	30.5x
Quest Software, Inc.	2.5x	33.5x
Embarcadero Technologies, Inc.	2.2x	23.5x
BMC Software, Inc.	2.2x	39.6x
Legato Systems Inc.	1.7x	242.0x
Compuware Corporation	0.9x	14.0x
NetIQ Corp.	0.5x	22.4x
Proposed Transaction	4.2x	41.8x

      Selected Transactions Analysis. Goldman Sachs analyzed the implied transaction premium of 36.9%, which was calculated based upon an implied transaction price of $16.50 and the closing price of Precise’s ordinary shares on December 18, 2002, and compared it to other premia based on pre-announcement closing prices for 10 public transactions in the software industry that were announced since September 2001. The results of this analysis are set forth below.

Announced Date	Transaction	Premium

September 24, 2001	Verisign, Inc./ Illuminet Holdings, Inc.	1.8%
October 30, 2001	International Business Machines Corporation/ Crossworlds Software, Inc.	31.1%
January 5, 2002	TIBCO Software Inc./ Talarian Corporation	68.8%
February 20, 2002	Legato Systems, Inc./ OTG Software, Inc.	21.0%
March 18, 2002	MSC Software Corporation/ Mechanical Dynamics, Inc.	57.0%
April 29, 2002	Fair, Isaac and Company, Incorporated/ HNC Software Inc.	27.2%
May 7, 2002	Microsoft Corporation/ Navision a/s	37.0%
June 10, 2002	Novell, Inc./ Silverstream Software, Inc.	75.1%
June 10, 2002	SkillSoft Corporation/ Smartforce plc	18.5%
December 6, 2002	International Business Machines Corporation/ Rational Software Corporation	28.5%
December 19, 2002	Proposed Transaction — VERITAS Software Corp./ Precise Software Solutions Ltd.	36.9%

      Goldman Sachs also analyzed the implied enterprise value to revenue multiple related to the transaction of 4.2x derived from the analysis above and compared it to other implied enterprise value to forward revenue multiples relating to 13 transactions in the software industry that were announced since September 2001 based on information from public filings, press releases and publicly available research analyst estimates. The results of this analysis are set forth below.

Implied Enterprise Value/
Announced Date	Transaction	Forward Revenue Multiple

September 24, 2001	Verisign, Inc./ Illuminet Holdings, Inc.	4.8x
October 30, 2001	International Business Machines Corporation/ Crossworlds Software, Inc.	1.0x
January 5, 2002	TIBCO Software Inc./ Talarian Corporation	3.7x
February 20, 2002	Legato Systems, Inc./ OTG Software, Inc.	3.9x
March 18, 2002	MSC Software Corporation/ Mechanical Dynamics, Inc.	1.6x
April 29, 2002	Fair, Isaac and Company, Incorporated/ HNC Software Inc.	2.8x
May 7, 2002	Microsoft Corporation/ Navision a/s	5.1x
June 10, 2002	Novell, Inc./ Silverstream Software, Inc.	1.9x
June 10, 2002	SkillSoft Corporation/ Smartforce plc	1.2x
September 22, 2002	BMC Software, Inc./ Remedy Corporation	1.9x
October 23, 2002	Quest Software, Inc./ Sitraka Inc.	2.9x
October 30, 2002	Borland Software Corporation/ TogetherSoft Corporation	2.8x
December 6, 2002	International Business Machines Corporation/ Rational Software Corporation	2.5x

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its opinion, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Precise or VERITAS or the merger.

      The analyses were prepared solely for purposes of Goldman Sachs’ providing its opinion to the Precise board of directors as to the fairness from a financial point of view of the aggregate merger consideration to be received by all holders of Precise ordinary shares in the aggregate and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.

      Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Precise, VERITAS, Goldman Sachs nor any other person assumes responsibility if future results are materially different from those forecasted.

      As described above, Goldman Sachs’ opinion to the Precise board of directors was one of many factors taken into consideration by the Precise board of directors in making its determination to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the opinion and is qualified by reference to the written opinion of Goldman Sachs, the form of which is set forth in Annex D.

      Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs is familiar with Precise having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement. Goldman Sachs also has provided certain investment banking services to VERITAS from time to time. Goldman Sachs also may provide investment banking services to VERITAS and its affiliates in the future.

      The Precise board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the merger agreement.

      Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of Precise or VERITAS for its own account and for the accounts of customers.

      Pursuant to a letter agreement dated September 5, 2002, Precise engaged Goldman Sachs as its financial advisor in connection with the possible sale of all or a portion of the shares or assets of Precise. Pursuant to the terms of the Goldman Sachs engagement letter, if the proposed merger is completed Goldman Sachs will receive from Precise a customary transaction fee which is payable upon consummation of the merger. In addition, Precise has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorney’s fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of Precise’s Directors and Executive Officers in the Merger

      When considering the recommendation of the Precise audit committee and board of directors with respect to the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement, Precise shareholders should be aware that Precise’s directors and executive officers, as well as several other members of Precise’s senior management, may have a personal interest in the merger agreement, the merger and the other transactions contemplated by the merger agreement that is different from, or in addition to, the interests of Precise shareholders generally, which may have influenced their decision to support or recommend the merger.

     Employment Agreements Following the Merger

      In connection with the merger, four executive officers of Precise, Shimon Alon, Precise’s chief executive officer; Itzhak (“Aki”) Ratner, Precise’s president; Benjamin H. Nye, Precise’s chief operating officer; and Rami Schwartz, Precise’s executive vice president, research and development, have entered into employment agreements with either VERITAS or Precise. Upon completion of the merger, these agreements will supersede any agreements each of these individuals previously had with Precise. The following are summaries of these executive officers’ new employment agreements:

      Shimon Alon. Mr. Alon agreed to be employed by VERITAS following the merger in order to facilitate the integration of the Precise business into VERITAS. Pursuant to this agreement, VERITAS agreed to provide Mr. Alon with (1) an annual base salary of $320,000, (2) a semi-annual bonus of $100,000 based upon mutually agreed upon performance criteria, and (3) an option to purchase 300,000 shares of VERITAS common stock which will vest as to 1/48 of the shares per month following the closing date, subject to Mr. Alon’s continued employment by VERITAS. In addition, VERITAS acknowledges that 100% of Mr. Alon’s unvested options to purchase Precise ordinary shares will become fully vested and exercisable immediately prior to completion of the merger. If Mr. Alon’s employment with VERITAS is terminated for any reason other than for cause, Mr. Alon, subject to his execution of a release of claims with VERITAS, will receive the following severance benefits for 12 months following the date of termination:

•	$270,000 payable in a lump sum at termination, or in VERITAS’ discretion, in 12 equal installments;

•	continued medical, dental and vision benefits; and

•	a monthly car allowance.

      Itzhak (“Aki”) Ratner. Mr. Ratner agreed to serve as senior vice president, integration, for Precise following the merger. Pursuant to this agreement, Precise agreed to provide Mr. Ratner with (1) an annual base salary of $300,000, (2) an annual bonus of $100,000 based upon mutually agreed upon performance criteria, and (3) an option to purchase 200,000 shares of VERITAS common stock which will vest as to 1/48 of the shares per month following the closing date, subject to Mr. Ratner’s continued employment by Precise. In addition, 100% of Mr. Ratner’s unvested options to purchase Precise ordinary shares will become fully vested and exercisable on the date of the merger. One-half of the Precise ordinary shares subject to the option that vest on the date of the merger or, if such shares are sold, the proceeds net of any withholding taxes attributable to the exercise of the option, will be held in escrow for a period of one year following the merger. If Mr. Ratner’s employment with Precise is terminated for cause or if he resigns voluntarily, in either case, prior to the one-year anniversary of the merger, the shares and proceeds placed in an interest bearing escrow account will be forfeited by Mr. Ratner and the exercise price of the forfeited shares will be refunded.

      If Mr. Ratner voluntarily terminates his employment with Precise within 12 months following the merger, subject to his execution of a release of claims with Precise and VERITAS, Mr. Ratner will receive the following severance benefits for a maximum of nine months following the date of termination:

•	continued payment of base salary; and

•	continued medical, dental and vision benefits.

      If Mr. Ratner’s employment with Precise is involuntarily terminated at any time after the merger or if Mr. Ratner voluntarily terminates his employment with Precise at any time after the first anniversary of the merger, subject to his execution of a release of claims with Precise and VERITAS, Mr. Ratner will receive the following severance benefits for a maximum of 16 months following the date of termination:

•	continued payment of base salary;

•	a pro-rata amount of Mr. Ratner’s bonus for the fiscal year in which the termination occurs;

•	continued medical, dental and vision benefits; and

•	release of all shares and proceeds held in escrow by Precise.

      Benjamin H. Nye. Mr. Nye agreed to serve as senior vice president, integration for VERITAS following the merger. Pursuant to this agreement, VERITAS agreed to provide Mr. Nye with (1) an annual base salary of $300,000, (2) an annual bonus of $100,000 based upon mutually agreed upon performance criteria, and (3) an option to purchase 200,000 shares of VERITAS common stock which will vest as to 1/48 of the shares per month following the closing date, subject to Mr. Nye’s continued employment by VERITAS. In addition, 100% of Mr. Nye’s unvested options to purchase Precise ordinary shares will become fully vested and exercisable on the date of the merger. One-half of the Precise ordinary shares subject to the option that vest on the date of the merger or, if such shares are sold, the proceeds of sale, will be held in escrow for a period of one year following the merger. If Mr. Nye’s employment with VERITAS is terminated for cause or if he resigns voluntarily, in either case, prior to the one-year anniversary of the merger, the shares and proceeds placed in escrow will be forfeited by Mr. Nye and the exercise price for the forfeited shares will be refunded.

      If Mr. Nye’s employment with VERITAS is involuntarily terminated within 12 months following the merger, subject to his execution of a release of claims with VERITAS, Mr. Nye will receive the following severance benefits for 12 months following the date of termination:

•	continued payment of base salary;

•	a pro-rata amount of Mr. Nye’s bonus for the fiscal year in which the termination occurs;

•	continued medical, dental and vision benefits; and

•	release of all shares and proceeds held in escrow by VERITAS.

      If Mr. Nye’s employment with VERITAS is involuntarily terminated at any time after the first anniversary of the merger, subject to his execution of a release of claims with VERITAS, Mr. Nye will receive the following severance benefits for six months following the date of termination:

•	continued payment of base salary;

•	a pro-rata amount of Mr. Nye’s bonus for the fiscal year in which the termination occurs; and

•	continued medical, dental and vision benefits.

      Rami Schwartz. Mr. Schwartz agreed to serve as vice president and general manager of Precise following the merger. Pursuant to this agreement, Precise agreed to provide Mr. Schwartz with (1) an annual base salary of $220,000, (2) an annual bonus of $55,000, and (3) an option to purchase 100,000 shares of VERITAS common stock which will vest as to 1/48 of the shares per month following the closing date, subject to Mr. Schwartz’s continued employment by Precise. In addition, 50% of Mr. Schwartz’s unvested options to purchase Precise ordinary shares will become fully vested and exercisable immediately prior to completion of the merger.

      If Mr. Schwartz’s employment with Precise is terminated by Precise for any reason other than cause, death, or disability, subject to his execution of a release of claims with Precise and VERITAS, Mr. Schwartz will receive the following severance benefits for a maximum of 12 months following the date of termination:

•	continued payment of base salary;

•	a pro-rata amount of Mr. Schwartz’s bonus for the fiscal year in which the termination occurs; and

•	immediate vesting of all options to acquire Precise ordinary shares.

      Each of Messrs. Alon, Ratner, Nye and Schwartz has also agreed that for one year following the termination of his employment with VERITAS, he will not engage in, whether as an employee, agent, consultant, advisor, independent contractor, proprietor, partner, officer, director or otherwise, have any interest in (except for ownership of 1% or less of a public company), or participate in the financing, operation, management or control of any firm, partnership, corporation, entity or business that is engaged in the design, development, marketing and/or sale of storage or storage-related software, hardware and/or services.

     Options

      As of the date of the merger agreement, the total number of Precise ordinary shares issuable upon the exercise of share options held by the executive officers and directors of Precise as a group (13 persons) was 3,892,250. These options have exercise prices ranging from $0.38 to $20.20 per share and a weighted average exercise price of $11.23 per share. These options and all other Precise share options will be assumed by VERITAS and solely exercisable for VERITAS common stock as a result of the merger. Shimon Alon, Benjamin H. Nye and Aki Ratner hold Precise options that will vest in full immediately prior to or upon completion of the merger. One-half of the unvested options held by Marc Venator, Rami Schwartz, Joseph McCurdy and Andrew Bird will vest immediately prior to completion of the merger. In addition, all of the Precise options held by each of Messrs. Venator, Schwartz, McCurdy and Bird will fully vest if he is involuntarily terminated or, in some cases, if there is a significant adverse change in his title, job functions or responsibilities, following the completion of the merger. In addition, if Precise shareholders approve a proposal to this effect that is expected to be considered at the Precise extraordinary meeting, the share options held by the directors of Precise, including members of Precise’s audit committee, will vest in full immediately after the completion of the merger, and the exercise period for these options will be extended for their original 10-year term.

     Director and Officer Indemnification

      VERITAS has agreed to cause Precise, as the surviving corporation in the merger, to fulfill and honor in all respects Precise’s obligations under indemnification agreements between Precise and its directors and officers existing immediately prior to the effective time of the merger. If the Precise shareholders approve a proposal to this effect that is expected to be considered at the Precise extraordinary meeting, then VERITAS will cause Precise, as the surviving corporation, to undertake the indemnification obligations contained in indemnification agreements in the form to be attached to the proxy statement/prospectus when it becomes available to be entered into with Shimon Alon, all other directors of Precise and with Itzhak (“Aki”) Ratner, Benjamin H. Nye, Rami Schwartz, Marc Venator and certain other officers. VERITAS has agreed that, if the Precise shareholders do not approve a proposal to this effect that is expected to be considered at the Precise extraordinary meeting, but do approve the merger, then VERITAS will effect the amendment contemplated by such proposal and will cause the surviving corporation to undertake the indemnification obligations contained in the indemnification agreements in the form attached to the proxy statement/prospectus when it becomes available.

     Directors’ and Officers’ Liability Insurance

      As permitted under the terms of the merger agreement, Precise intends to purchase “tail” or “runoff” directors’ and officers’ liability insurance covering those persons who are currently covered by Precise’s directors’ and officers’ liability insurance policy for a period of seven years from the completion of the merger. Under the terms of the merger agreement, Precise is not permitted to pay more than $2 million, in the aggregate, for the premium for such coverage.

Completion and Effectiveness of the Merger

      The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement by the shareholders of Precise. The merger will become effective in the manner provided for in Section 323 of the Israeli Companies Law — 5759-1999 as promptly as practicable after the satisfaction of the conditions to the completion of the merger as set forth in the merger agreement. See the section of this filing titled “The Merger Agreement — Conditions to Completion of the Merger,” for a summary of the conditions to the completion of the merger. VERITAS and Precise are working towards completing the merger as quickly as reasonably possible and hope to complete the merger promptly after the Precise extraordinary meeting of shareholders.

Structure of the Merger and Conversion of Precise Ordinary Shares

      In accordance with the merger agreement and with the Israeli Companies Law, the merger subsidiary, a transitory indirect wholly-owned subsidiary of VERITAS formed solely for the purpose of the merger, will be merged with and into Precise. As a result of the merger, the separate corporate existence of the merger subsidiary will cease and Precise will survive the merger as an indirect wholly-owned subsidiary of VERITAS.

      Upon completion of the merger, each outstanding ordinary share of Precise, other than dormant shares of Precise or shares held by any direct or indirect wholly-owned subsidiary of Precise, will be converted into and represent the right to receive, at the election of each Precise shareholder, either (1) the cash consideration of $16.50 in cash or (2) the mixed consideration of $12.375 in cash plus 0.2365 of a fully paid and nonassessable share of VERITAS common stock. Precise shareholders who are Israeli holders and who properly and timely elect to receive the mixed consideration will receive $12.375 in cash plus an amount in cash equal to 0.2365 multiplied by the closing sale price of one share of VERITAS common stock on the trading day immediately prior to the time the merger takes effect. The exchange ratio will be proportionately adjusted for any future stock split, stock dividend or similar event with respect to Precise ordinary shares or VERITAS common stock effected between the date of the merger agreement and the completion of the merger.

      You will be deemed to be an “Israeli holder” if: (1) you have provided Precise or the broker through which you hold Precise shares with an address in the State of Israel for the purpose of sending notices or (2) you declare that your center of vital interests, as evidenced by family, economic and social ties, is in Israel. Precise shareholders will be asked to sign a declaration as part of the election form stating whether or not they are Israeli holders in accordance with these criteria.

      No certificate or scrip representing fractional shares of VERITAS common stock will be issued in connection with the merger. Instead, in lieu of a fraction of a share of VERITAS common stock, Precise shareholders will be entitled to receive an amount of cash, rounded to the nearest whole cent, without interest equal to the product of the fraction and the average closing price of one share of VERITAS common stock for the five most recent trading days prior to the time the merger takes effect.

Election and Exchange Procedures

      An election form will be provided with the proxy statement/ prospectus when it becomes available. Precise shareholders will be able to obtain additional copies of the election form when it becomes available from the exchange agent or from VERITAS by calling VERITAS investor relations at (650) 527-2508 or at the investor relations section of VERITAS’ website at www.veritas.com. Each election form entitles the holder of the Precise ordinary shares to elect to receive the cash consideration or the mixed consideration. However, to comply with Israeli securities laws, Precise shareholders who are Israeli holders and who properly and timely elect to receive the mixed consideration will receive $12.375 in cash plus an amount in cash equal to 0.2365 multiplied by the closing sale price of one share of VERITAS common stock on the trading day immediately prior to the time the merger takes effect. You may only receive one form of consideration for all of your Precise ordinary shares.

      A holder of record of Precise ordinary shares who holds such ordinary shares as a nominee, trustee or in another representative capacity may submit multiple election forms, provided that such record holder certifies that each such election form covers all the Precise ordinary shares held by such record holder for a particular beneficial owner.

      To make an effective election, you must submit a properly completed election form, along with your Precise share certificates representing all ordinary shares of Precise covered by the election form (or an appropriate guarantee of delivery) to the recipient to be specified in the proxy statement/prospectus when it becomes available on or before 5:00 p.m., New York City time, on the election deadline to be specified in the proxy statement/prospectus when it becomes available. An entity to be specified in the proxy statement/prospectus when it becomes available will act as exchange agent in the merger and in that role will process the exchange of Precise share certificates for cash or cash and shares of VERITAS common stock. If you do not submit an election form, you will receive instructions from the exchange agent on where to surrender your Precise share certificates after the merger is completed and will be entitled only to receive the $16.50 cash consideration in exchange for your Precise shares. In any event, do not forward your election form or Precise share certificates with your proxy card. Instead, use the separate envelope to be specifically provided for the election form and your share certificates.

      Once you have made an effective election with respect to your Precise ordinary shares by delivering an election form and your share certificates or a guarantee of delivery to the exchange agent, you may not sell your Precise ordinary shares until you have effectively revoked your election and have had your share certificates returned to you by the exchange agent.

      You may change your election at any time prior to 5:00 p.m., New York City time, on the election deadline to be specified in the proxy statement/prospectus when it becomes available, by written notice accompanied by a properly completed and signed later-dated election form received by the exchange agent prior to such time or by withdrawal of your share certificates by written notice received by the exchange agent prior to such time. All elections will be revoked automatically if the merger agreement is terminated. If you have a preference for receiving either cash or a combination of cash and VERITAS common stock, you should complete and return the election form. If you do not make an election, you will receive only cash consideration.

      Neither VERITAS nor Precise makes any recommendation as to whether you should elect to receive the cash consideration or the mixed consideration in the merger. You must make your own decision with respect to your election.

      If certificates for Precise ordinary shares are not immediately available or you are unable to send the election form and other required documents to the exchange agent prior to the election deadline, Precise shares may be properly exchanged, and an election will be effective, if:

•	such exchanges are made by or through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the U.S.;

•	the exchange agent receives, prior to the election deadline, a properly completed and duly executed election form and notice of guaranteed delivery substantially in the form provided with the election form and delivered by hand, mail, telegram, telex or facsimile transmission; and

•	the exchange agent receives, within three business days after the election deadline, the certificates for all exchanged Precise ordinary shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with The Depository Trust Company in accordance with the proper procedures for such transfer, together with any other documents required by the election form.

      Precise shareholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their Precise ordinary shares treated as shares for which no election has been made and will be entitled to receive only the $16.50 cash consideration for their shares. Precise share certificates represented by elections that have been revoked will be promptly returned without charge to the Precise shareholder revoking the election upon written request.

      After the completion of the merger, the exchange agent will mail a letter of transmittal together with instructions for the exchange of Precise share certificates for the $16.50 cash merger consideration to Precise shareholders who do not submit election forms or who have revoked such forms prior to the election deadline. Until you surrender your Precise share certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any VERITAS common stock into which your Precise ordinary shares have been converted. When you surrender your Precise share certificates, VERITAS will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of Precise ordinary shares. Precise share certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

      If your Precise share certificates have been either lost, stolen or destroyed, you will have to prove your ownership of the certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. You may also be required to provide the exchange agent with an indemnity bond covering any lost, stolen or destroyed certificates before you receive any consideration for your shares. Upon request, either the exchange agent to be specified in the proxy statement/prospectus when it becomes available or Precise’s transfer agent, American Stock Transfer & Trust Company, will send you instructions on how to provide evidence of ownership.

      VERITAS will only issue a check for the cash merger consideration, a VERITAS stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered Precise share certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Material U.S. Federal and Israeli Income Tax Consequences to Precise Shareholders

     U.S. Federal Income Tax Consequences

      The following summary describes certain material U.S. federal income tax consequences of the merger to U.S. holders. This summary is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Except as specifically discussed below with respect to non-U.S. holders, this summary is addressed only to holders of Precise ordinary shares if such holders are U.S. citizens, individuals resident in the U.S. for U.S. federal income tax purposes, partnerships or corporations created or organized in the U.S. or under the laws of the U.S. or any state in the U.S., estates the income of which is subject to U.S. federal income tax regardless of the source of their income and any trust if either: (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (2) the trust properly elects to be treated as a U.S. trust, all of whom are referred to collectively as U.S. holders. For U.S. federal income tax purposes, income earned through a domestic partnership, S corporation or certain trusts is attributed to its owners. This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary does not address the considerations that may be applicable to particular classes of U.S. holders who are subject to special tax treatment under the Code, including U.S. holders who acquired their Precise ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, dealers or brokers in securities or currencies, tax exempt organizations, financial institutions, holders of securities as part of a “straddle,” “hedge,” “conversion” or other risk-reduction transaction, or U.S. holders who own or at any time held, directly, indirectly or through attribution, 10% or more of the outstanding Precise ordinary shares. In addition, the following discussion does not address the U.S. federal income tax consequences to holders of options and warrants to purchase Precise ordinary shares.

      Each U.S. holder should consult the holder’s own tax advisor as to the particular tax consequences of the merger to the holder, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

      The receipt by a U.S. holder of cash and, in the case of a U.S. holder who so elects, VERITAS common stock, in exchange for Precise ordinary shares in the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. holder will recognize gain or loss equal to the excess, if any, of the amount of cash plus, in the case of a U.S. holder who receives VERITAS common stock in the merger, the fair market value on the date of the merger of such stock over the aggregate adjusted tax basis of the shares surrendered by him in the merger. Assuming that a U.S. holder’s Precise ordinary shares are held by him as capital assets, the gain or loss recognized by him will be capital gain or loss, and will be long-term capital gain or loss if his holding period for his Precise ordinary shares exceeds one year. The use of capital losses is generally subject to limitations.

      Certain noncorporate Precise shareholders may be subject to U.S. backup withholding, which is currently 30%, on cash payments received in the merger. Backup withholding generally will not apply, however, to a Precise shareholder who furnishes, on a properly executed IRS Form W-9, such shareholder’s taxpayer identification number and certifies under penalties of perjury that the number is correct and that the Precise shareholder is not subject to backup withholding, who furnishes a properly executed IRS Form W-8BEN certifying that the Precise shareholder is not a U.S. person, or who otherwise certifies such shareholder’s exemption from backup withholding. Special rules apply in the case of Precise ordinary shares held by a partnership or other flow-through entity. The backup withholding tax is not an additional tax; rather, it may be credited against the U.S. federal income tax liability of the U.S. holder if the required information is provided to the IRS. If backup withholding results in an overpayment of tax, a refund may be obtained by filing a U.S. federal income tax return.

      Any gain recognized by a U.S. holder with respect to the merger will generally be treated as U.S. source and will be considered passive income for purposes of the foreign tax credit limitation which may have adverse consequences with respect to your ability to claim foreign tax credit benefits. Because the application of the foreign tax credit is complex and will depend on your particular tax circumstances, you are urged to consult your own tax advisor with respect to this issue.

     Israeli Tax Consequences

      The following is a summary discussion of certain Israeli tax considerations in connection with the merger. The following summary is included for general information purposes only and is based upon Israeli tax law as in effect as of the date of this filing. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences which may apply to particular holders of Precise ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below. Because individual circumstances may differ, holders of Precise shares should consult their own tax advisors as to the Israeli tax consequences applicable to them.

      In general, under the Israeli Income Tax Ordinance [New Version], 1961, the transfer of shares of an Israeli company is deemed to be a sale of capital assets. Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of “industrial companies” that are traded on specified non-Israeli markets, including The Nasdaq National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law — 1985. Precise believes that it is currently an industrial company, as defined in the Encouragement of Industry (Taxes) Law — 1969. The status of a company as an industrial company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny Precise’s status as an industrial company, including with retroactive effect.

      On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the tax reform, came into effect, thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 by Israeli residents, from the sale of shares in Israeli companies publicly traded on the TASE or (subject to a necessary determination by the Israeli Minister of Finance) on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) — 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. Non-Israeli residents shall, under pending regulations subject to final approval, be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange, provided such shareholders did not acquire their shares prior to an initial public offering. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

      In addition, the Convention Between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the Tax Treaty) generally exempts persons who qualify under the treaty as residents of the U.S. from Israeli capital gains tax in connection with the disposition of the shares in the merger, provided that these persons have not held, directly or indirectly, ordinary shares representing 10% or more of the voting power of Precise at any time during the 12 month period preceding the merger.

      Precise shareholders who acquired their shares prior to Precise’s initial public offering in 2000 and who do not qualify for an exemption from Israeli capital gains tax under any tax treaty to which the State of Israel is a party, including the Tax Treaty described above, may be subject to Israeli capital gains tax on the sale of their Precise ordinary shares in the merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the merger to them.

      In some instances where Precise shareholders may be liable for Israeli tax on the sale of their shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Accounting Treatment of the Merger

      The merger will be accounted for as a “purchase transaction” under generally accepted accounting principles in the U.S.

Regulatory Filings and Approvals Required to Complete the Merger

     U.S. Regulatory Filings

      The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents this transaction from being completed until required information and materials are furnished to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the related waiting period expires or is terminated early. VERITAS and Precise have made the required filings with the Department of Justice and the Federal Trade Commission. On January 17, 2003, VERITAS and Precise received early termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, however, the Department of Justice and the Federal Trade Commission, retaining jurisdiction under general antitrust laws, may challenge the merger at any time before or after its completion.

     German Regulatory Filing

      VERITAS is required to file notice of the merger with the German Federal Cartel Office pursuant to Section 39 of Germany’s Act against Restrictions of Competition. VERITAS has filed this notification and remains subject to a one-month waiting period during which the transaction may not close. Either before or after the end of the waiting period, the Federal Cartel Office may attempt to seek to prohibit the merger or order the divestment or disposal of assets if certain statutory conditions for prohibition are found to exist.

     Israeli Governmental Approvals

      Israeli Companies Registrar. Under the Israeli Companies Law, VERITAS and Precise may not complete the merger without making certain filings and notifications to the Israeli Companies Registrar.

•	Merger Proposal. Each merging company is required to file with the Israeli Companies Registrar, jointly with the other merging company, a “merger proposal” setting forth specified details with respect to the merger. Precise and the merger subsidiary filed the required merger proposals with the Companies Registrar on December 29, 2002.

•	Notice to Creditors. In addition, each merging company is required to notify its creditors of the proposed merger. Pursuant to the Israeli Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company, substantial creditors must be informed individually of the filing of the merger proposal with the Israeli Companies Registrar, and where it can be reviewed, and creditors must be informed of the merger by publication in daily newspapers in Israel and, where necessary, elsewhere and by making the merger proposal available for review. Precise and the merger subsidiary have notified their respective creditors of the merger in accordance with these requirements to the extent applicable and, because Precise’s shares are traded on The Nasdaq National Market, Precise has also published an announcement of the merger in The Wall Street Journal. The merging companies have notified the Israeli Companies Registrar of the notices to their creditors.

•	Shareholder Approval Notice. The merger must then be approved by the shareholders of each merging company. After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies Registrar concerning the decision of the shareholders.

      Assuming that the shareholders of each of the merging companies approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and that all of the statutory procedures and requirements have been complied with, and so long as at least 70 days have passed from the date of the filing of the merger proposal with the Israeli Companies Registrar and the Israeli Commissioner of Restrictive Trade Practices has not filed an objection to the merger, the merger will become effective and the Israeli Companies Registrar will be required to register the merger in the surviving company’s register and to issue the surviving company a certificate regarding the merger.

      Office of the Chief Scientist. The Office of the Chief Scientist is a part of Israel’s Ministry of Industry and Trade and provides research and development grants to companies, subject to an obligation to pay royalties on revenue derived from products incorporating technology developed under programs funded by the grants or based on technology funded by the grants. Precise has obtained grants from the Office of the Chief Scientist in connection with the development of the technology embedded in Precise/ Indepth for Oracle software. The consent of the Office of the Chief Scientist is required for the merger. Pursuant to the merger agreement, VERITAS has agreed to provide the Office of the Chief Scientist with any information and to execute any undertakings customarily requested by the Office of the Chief Scientist as a condition to its approval. However, we cannot assure you that these actions will be sufficient for this consent to be obtained.

      Israeli Investment Center in the Israeli Ministry of Industry and Trade. The Investment Center, which is a part of Israel’s Ministry of Industry and Trade, provides various benefits to Israeli companies, including grants to finance capital investments and tax benefits ranging from reduced rates of corporate tax to a full tax exemption for a fixed period, depending on a number of factors. Precise expects to receive tax benefits from the Investment Center, subject to compliance with applicable conditions. On January 26, 2003, the Investment Center of Israel’s Ministry of Industry and Trade consented to the change in ownership of Precise resulting from the merger.

      Israeli Securities Authority. In connection with the merger, VERITAS will require an exemption, pursuant to Section 15D of the Israeli Securities Law, 1968, from the requirement to publish a prospectus in respect of the assumption by VERITAS of the Precise share options granted to employees of Precise. The Israeli Securities Authority has granted this exemption, subject to specified conditions.

Other Approvals

      If any additional governmental approvals or actions are required, VERITAS and Precise intend to try to obtain them. VERITAS and Precise cannot assure you, however, that VERITAS and Precise will be able to obtain these approvals or actions.

Israeli Tax Rulings

      Precise and VERITAS have agreed to request specified rulings from the Israeli tax authorities. The first ruling request will seek to clarify that the assumption of share options held by Precise employees by VERITAS will not result in a taxable event for the employees. This ruling will also request that, with respect to employee share options eligible for preferential treatment under section 102 of the Israeli Income Tax Ordinance, the requisite holding period for such options will be deemed to have begun at the time of issuance of the option, and not at the time of assumption by VERITAS. The second ruling request will seek to clarify if any Israeli withholding tax will be required to be withheld at the source from the consideration paid to Precise shareholders, and if so, from which classes or categories of shareholders withholding will be required and what the rate of required withholding will be.

      Receipt of these rulings is not a condition for closing of the merger, and there can be no assurance that these rulings will actually be issued.

Restrictions on Sales of Shares by Affiliates of Precise and VERITAS

      The shares of VERITAS common stock to be issued in connection with the merger to Precise shareholders who properly make a timely election to receive the mixed consideration will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of VERITAS common stock issued to any person who is deemed to be an affiliate of either VERITAS or Precise. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, either VERITAS or Precise and may include some of each company’s respective officers and directors, as well as some of each company’s respective principal shareholders. Certain shareholders of Precise and VERITAS who may be considered affiliates of Precise and VERITAS, respectively, entered into affiliate agreements in connection with the merger. Affiliates may not sell their shares of VERITAS common stock acquired in connection with the merger unless:

•	the sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) under the Securities Act;

•	the sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration; or

•	the affiliate delivers to VERITAS a written opinion of counsel, reasonably acceptable to VERITAS in form and substance, that the sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

      The registration statement of which the proxy statement/ prospectus will form a part will not cover the resale of shares of VERITAS common stock to be received by affiliates in the merger.

      Under the affiliate agreements, VERITAS will be entitled to place appropriate legends on the certificates evidencing any VERITAS common stock to be received by each of the persons who has entered into an affiliate agreement and to issue stop transfer instructions to the transfer agent for VERITAS common stock. These persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of VERITAS common stock to be received by them in the merger.

Nasdaq Listing of VERITAS Common Stock to be Issued in the Merger

      VERITAS will list the shares of VERITAS common stock to be issued in the merger on The Nasdaq National Market.

Delisting and Deregistration of Precise Ordinary Shares after the Merger

      If the merger is completed, Precise’s ordinary shares will be delisted from The Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

Operations After the Merger

      Following the merger, Precise will continue its operations as an indirect wholly-owned subsidiary of VERITAS. The shareholders of Precise who properly and timely elect to receive the mixed consideration, other than Israeli holders, will become stockholders of VERITAS, and their rights as stockholders will be governed by the VERITAS certificate of incorporation, as then in effect, the VERITAS bylaws and the laws of the State of Delaware. See the sections of this filing titled “Comparison of the Rights of Holders of Precise Ordinary Shares and VERITAS Common Stock.”

THE MERGER AGREEMENT

      The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this filing as Annex A and is incorporated by reference into this filing, and we encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

Conditions to Completion of the Merger

      In addition to the conditions applicable to either VERITAS or Precise set forth below, VERITAS’ and Precise’s obligations to complete the merger are subject to the satisfaction or mutual waiver of each of the following conditions:

•	the merger agreement, the merger and the other transactions contemplated by the merger agreement must be approved by the requisite vote of the holders of Precise ordinary shares entitled to vote;

•	VERITAS’ registration statement, of which the proxy statement/ prospectus will form a part, must be effective, no stop order suspending its effectiveness shall have been issued, and no proceedings for suspension of its effectiveness, and no similar proceeding in respect of the proxy statement/ prospectus, shall have been initiated or threatened in writing by the Securities and Exchange Commission;

•	the shares of VERITAS’ common stock to be issued in the merger shall have been authorized for listing on The Nasdaq National Market, subject to official notice of issuance;

•	no governmental entity shall have enacted or issued any statute, rule, regulation, executive order, decree, injunction or other order which has the effect of making the merger illegal or otherwise prohibiting consummation of the merger;

•	all applicable waiting periods under U.S. antitrust laws relating to the merger must have expired or been terminated, and all material notifications, approvals, or waiting periods required under applicable foreign competition laws comparable to the U.S. antitrust laws reasonably determined to apply to the merger shall have been satisfied; and

•	VERITAS and Precise shall have received all Israeli governmental approvals required for the consummation of the merger.

      Precise’s obligation to complete the merger is subject to the satisfaction at or prior to the date the merger is to be completed of each of the following conditions, any of which may be waived, in writing, exclusively by Precise:

•	The representations and warranties of VERITAS and merger subsidiary contained in the merger agreement shall have been true and correct as of December 19, 2002 and shall be true and correct on and as of the date that the merger is completed with the same force and effect as if made on such date, except:

•	in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a material adverse effect on VERITAS; or

•	for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause, as of such particular date;

•	Precise shall have received a certificate with respect to the above condition signed on behalf of VERITAS by an authorized officer of VERITAS; and

•	VERITAS and the merger subsidiary must have performed or complied with in all material respects all of the agreements and covenants required by the merger agreement to be performed or complied with by VERITAS at or before completion of the merger and deliver a signed certificate to Precise to that effect.

      VERITAS and the merger subsidiary’s obligations to complete the merger are subject to the satisfaction at or prior to the date the merger is to be completed of each of the following conditions, any of which may be waived, in writing, exclusively by VERITAS:

•	The representations and warranties of Precise contained in the merger agreement shall have been true and correct as of December 19, 2002 and shall be true and correct on and as of the date the merger is completed with the same force and effect as if made on such date except:

•	in each case, or in the aggregate, and subject to certain limited exceptions, where the failure to be true and correct would not reasonably be expected to have a material adverse effect on Precise; or

•	for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause, as of such particular date;

•	VERITAS shall have received a certificate with respect to the above condition signed on behalf of Precise by the chief executive officer and the chief financial officer of Precise;

•	Precise must have performed or complied with in all material respects all of the agreements and covenants required by the merger agreement to be performed or complied with by Precise at or before completion of the merger and deliver a signed certificate to VERITAS to that effect;

•	Neither VERITAS nor Precise shall have received any written or oral indication from the Investment Center or the Israeli income tax authorities to the effect that the completion of the merger will jeopardize or adversely affect the tax status and benefits of Precise, including its approved enterprise tax status and its status as an industrial company, and VERITAS shall have received a certificate to that effect signed on behalf of Precise by the chief executive officer and the chief financial officer of Precise;

•	Approval of the Israeli Commissioner of Restrictive Trade Practices shall have been obtained without any conditions, other than a response with standard conditions, or, alternatively, the waiting period prescribed under the Restrictive Trade Practices Act, 1988, including any extensions thereof, shall have expired without receipt of a response from the Israeli Commissioner of Restrictive Trade Practices;

•	The resignations of all directors of Precise and Precise Software Solutions, Inc., a wholly-owned subsidiary of Precise, shall be in full force and effect at the closing date;

•	Each officer of Precise shall have surrendered his authority over all of Precise’s finances, including without limitation Precise’s bank accounts, and evidence of the surrender of such authority, in form and substance satisfactory to VERITAS, shall have been delivered to VERITAS; and

•	Precise shall have delivered to VERITAS the documentation necessary or advisable, in form and substance satisfactory to VERITAS, to transfer authority over Precise’s finances, including without limitation, all of Precise’s bank accounts, to VERITAS.

Representations and Warranties

      VERITAS and Precise each made a number of representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

      The representations and warranties given by Precise cover the following topics, among others, as they relate to Precise and its subsidiaries:

•	corporate organization and qualification to do business;

•	memorandum of association and articles of association;

•	capitalization;

•	corporate authority to enter into, and carry out the obligations under, the merger agreement and the enforceability of the merger agreement;

•	absence of a breach of Precise’s memorandum of association, articles of association, material agreements, or, subject to obtaining the requisite approval by Precise’s shareholders and compliance with the procedures prescribed under applicable U.S. and Israeli law, any law, rule, regulation, or judgment as a result of the merger;

•	receipt of regulatory approvals required to complete the merger;

•	compliance with applicable laws and its receipt of material permits required to conduct its business;

•	environmental matters;

•	forms and reports filed with the Securities and Exchange Commission;

•	financial statements contained in its filings with the Securities and Exchange Commission;

•	liabilities;

•	changes or events in Precise’s business since September 30, 2002;

•	litigation involving Precise;

•	employee matters and benefit plans;

•	information supplied by Precise for use in the registration statement of which the proxy statement/ prospectus will form a part;

•	restrictions on the conduct of Precise’s business;

•	title to the properties Precise owns and the validity of its leases;

•	taxes, tax returns and audits;

•	payment by Precise of fees to brokers or finders in connection with the merger agreement and the merger;

•	intellectual property;

•	material agreements, contracts and commitments;

•	the opinion of Precise’s financial advisor;

•	insurance policies;

•	approval of the board of directors of Precise;

•	inapplicability of certain takeover laws to the merger;

•	pending or outstanding grants, incentives or subsidies from the Government of the State of Israel to Precise; and

•	Precise’s use, development of, or engagement in encryption technology or other technology whose development, commercialization, or export is restricted under Israeli law.

      The representations and warranties given by VERITAS cover the following topics, among others, as they relate to VERITAS and its subsidiaries:

•	corporate organization and qualification to do business;

•	certificate of incorporation and bylaws;

•	capitalization;

•	corporate authority to enter into, and carry out the obligations under, the merger agreement and the enforceability of the merger agreement;

•	absence of a breach of VERITAS’ certificate of incorporation, bylaws, material agreements, or, subject to compliance with the procedures prescribed under applicable U.S. and Israeli law, any law, rule, regulation, or order as a result of the merger;

•	financing for the cash consideration to be paid as a result of the merger;

•	the issuance of VERITAS’ common stock as a result of the merger;

•	receipt of regulatory approvals required to complete the merger;

•	forms and reports filed with the Securities and Exchange Commission;

•	financial statements contained in VERITAS’ filings with the Securities and Exchange Commission;

•	information supplied by VERITAS for use in the registration statement of which the proxy statement/ prospectus will form a part;

•	absence of a material adverse effect on VERITAS;

•	VERITAS’ ownership of Precise’s ordinary shares;

•	payment by VERITAS of fees to brokers or finders in connection with the merger agreement and the merger; and

•	approval by the board of directors of the merger subsidiary.

      The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled “Representations and Warranties of Company” and “Representations and Warranties of Parent and Merger Sub.”

Precise’s Conduct of Business Before Completion of the Merger

      Precise has agreed that until the earlier of the completion of the merger or the termination of the merger agreement, unless VERITAS consents in writing, or as contemplated by the merger agreement, Precise will operate its business in the ordinary course and in substantially the same manner as previously conducted and in material compliance with all applicable laws and regulations, pay its debts and taxes, subject to good faith disputes over such debts or taxes, and pay or perform its other material obligations when due and use its commercially reasonable efforts consistent with past practices and policies to:

•	preserve intact its current business organization;

•	keep available the services of its current officers and employees; and

•	preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

      Precise has also agreed that until the earlier of the completion of the merger or the termination of the merger agreement, unless VERITAS consents in writing, or as contemplated by the merger agreement, Precise will not do any of the following:

•	waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any options, or reprice any options;

•	grant any severance or termination pay except pursuant to existing agreements or policies;

•	with certain exceptions, grant any equity-based compensation;

•	transfer or license its intellectual property other than non-exclusive licenses to end-users granted in the ordinary course of business;

•	enter into, renew or modify any contracts relating to the distribution, sale, licensing or marketing by third parties of Precise’s products;

•	declare, set aside or pay any dividends or make other distributions on its capital stock or split, combine or reclassify any capital stock or issue any other securities in respect of, in lieu or in substitution for any capital stock;

•	with certain exceptions, purchase, redeem or otherwise acquire any shares of its capital stock or other securities to acquire any shares of its capital stock;

•	with certain exceptions, issue, deliver, sell, authorize, pledge or encumber any shares of capital stock or other securities convertible to acquire any shares of capital stock;

•	cause, permit or propose any amendment to its memorandum of association or articles of association;

•	acquire or agree to acquire another entity or business or substantially all of the assets of another entity or business;

•	with certain exceptions, sell, lease, license, encumber, convey, assign, sublicense or dispose of or transfer its assets other than in the ordinary course of business;

•	grant or otherwise create or consent to the creation of any lien on any owned or leased real property;

•	with certain exceptions, incur or guarantee any indebtedness for borrowed money;

•	with certain exceptions, adopt or amend any management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other contract between Precise or any ERISA affiliate or employee or any employee benefit program, plan or policy, enter into any employment contract or collective bargaining agreement, agree to pay or pay any special bonus or special remuneration to any director or employee, increase the salaries or wage rates or benefits of a director, officer, employee or consultant of Precise;

•	pay, discharge, settle or satisfy any litigation other than in the ordinary course of business;

•	waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Precise or any of its subsidiaries is a beneficiary;

•	with certain exceptions, enter into or modify any contracts relating to the distribution, sale, license or marketing of Precise’s products;

•	modify, amend or terminate any other material contracts;

•	except as required by GAAP, revalue assets or change accounting methods, principles or practices;

•	hire any employee with an annual compensation level in excess of $150,000;

•	with certain exceptions, make any individual or series of related payments outside the ordinary course of business in excess of $1.5 million in the aggregate;

•	with certain exceptions, enter into any contract or series of related contracts requiring a payment of more than $500,000 over the term of such contract or series of contracts;

•	make any tax election inconsistent with past practice, agree to settle any material tax liability or negotiate any tax rulings;

•	agree to pay, settle or compromise any material tax liability or consent to any extension or waiver of any limitation period with respect to taxes or request, negotiate, or agree to any tax rulings; or

•	agree in writing or otherwise take any of the actions described above.

      The agreements related to the conduct of Precise’s business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the article of the merger agreement entitled “Conduct Prior to the Effective Time.”

No Other Negotiations Involving Precise

      Precise has agreed that until the merger is completed or the merger agreement is terminated, subject to limited exceptions, neither it nor any of its subsidiaries, nor any of its officers, directors, employees, investment bankers, attorneys or other advisors or representatives, will, directly or indirectly:

•	solicit, initiate or take any action intended to encourage or induce the making, submission or announcement of any acquisition proposal;

•	engage or participate in any discussions or negotiations regarding any acquisition proposal;

•	furnish to any person any information with respect to any acquisition proposal;

•	take any other action intended to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an acquisition transaction, as defined below.

      Notwithstanding the above provisions, between the date of the merger agreement and at any time prior to the approval of the merger agreement and the merger by Precise’s shareholders, Precise’s board of directors is not prohibited from complying with Rule 14d-9 or 14e-2(a) of the Securities Exchange Act of 1934, as amended, or Section 329 of the Israeli Companies Law with regard to a tender offer or exchange offer.

      Further, notwithstanding the above provisions, between the date of the merger agreement and at any time prior to the approval of the merger agreement and the merger by Precise’s shareholders, Precise’s board of directors may engage or participate in discussions or negotiations with and furnish information to a person or group making an acquisition proposal, if all of the following conditions are met:

•	Precise’s board of directors reasonably concludes that the acquisition proposal constitutes a superior proposal, as defined below;

•	the acquisition proposal is unsolicited, bona fide and is not withdrawn;

•	Precise’s board of directors concludes in good faith, after consultation with its outside legal counsel, that the action is required in order for Precise’s board of directors to comply with its fiduciary obligations to Precise’s shareholders, which fiduciary obligations, for purposes of the merger agreement, shall be determined in accordance with Delaware law as if Precise were a Delaware corporation;

•	concurrently with furnishing any information to, or entering into discussions or negotiations with the person or group, Precise gives VERITAS written notice of the identity of the person or group and of Precise’s intention to take these actions, and Precise receives from the person or group an executed agreement with confidentiality provisions at least as restrictive as the confidentiality agreement between Precise and VERITAS; and

•	concurrently with furnishing any information to the person or group, Precise furnishes the same information to VERITAS, to the extent this information has not been previously furnished by Precise to VERITAS.

      Precise has agreed to provide VERITAS at least 48 hours prior notice, or lesser notice as given to Precise’s board, of a meeting of its board of directors at which its board of directors is reasonably expected to consider an acquisition proposal and to provide VERITAS at least three business days prior written notice, or lesser notice as given to Precise’s board, of any meeting of its board of directors and a copy of the definitive documentation relating to a superior proposal in which its board of directors is reasonably expected to recommend a superior proposal to its shareholders.

      Precise has agreed to promptly as practicable, and in any event within 24 hours, advise VERITAS orally and in writing of any request received by Precise for information which Precise reasonably believes would lead to an acquisition proposal, or the receipt of any acquisition proposal, or any inquiry received by Precise which Precise reasonably believes would lead to any acquisition proposal, including the following:

•	the material terms and conditions of such request, acquisition proposal or inquiry; and

•	the identity of the person or group making any such request, acquisition proposal or inquiry.

      Precise has further agreed to keep VERITAS informed in all material respects of the status and details, including material amendments or proposed amendments, of any such request, acquisition proposal or inquiry.

      Under the merger agreement, Precise’s board of directors is allowed to withhold, withdraw, modify, amend or change its unanimous recommendation in favor of the approval of the merger agreement if a superior proposal is made to Precise and not withdrawn, neither Precise nor any of its representatives has breached the nonsolicitation provisions of the merger agreement, and Precise’s board of directors concludes in good faith, after consultation with its outside legal counsel, that, in light of the superior proposal, the withholding, withdrawing, amending, modifying or changing of its recommendation is required in order for Precise’s board of directors to comply with its fiduciary obligations to Precise’s shareholders, the merger agreement, the merger and the other transactions contemplated by the merger agreement have not yet been approved by Precise’s shareholders at Precise’s extraordinary meeting, and concurrently with any withholding, withdrawing, modification, or change of the board of directors recommendation, Precise shall have terminated the merger agreement in accordance with the procedures specified in Section 7.1(j) of the merger agreement and have entered into a definitive agreement providing for a superior proposal.

      An “acquisition proposal” is any offer or proposal, other than an offer or proposal by VERITAS, relating to any acquisition transaction. An “acquisition transaction” is any transaction or series of related transactions, other than the transactions contemplated by the merger agreement, that involves:

•	any acquisition or purchase from Precise by any person or “group,” as defined under Section 13(d) of the Securities Exchange Act, of more than a 15% interest in the total outstanding voting securities of Precise or any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of Precise;

•	any merger, consolidation, business combination or similar transaction involving Precise in which the shareholders of Precise immediately preceding the transaction hold less than 85% percent of the equity interests in the surviving or resulting entity;

•	any sale, lease, other than in the ordinary course of business, exchange, transfer, license, other than in the ordinary course of business, acquisition or disposition of more than 15% percent of the assets of Precise; or

•	any liquidation, dissolution, recapitalization or other significant corporate reorganization of Precise.

      A “superior proposal” is any bona fide, unsolicited written acquisition proposal which is received and made in compliance with the nonsolicitation provisions of the merger agreement involving the acquisition of all outstanding voting securities of Precise where:

•	the cash consideration, if any is involved, shall not be subject to any financing contingency, and with respect to which Precise’s board of directors shall have determined, taking into account the advice of Precise’s financial advisors, that the acquiring party is capable of consummating the proposed acquisition transaction on the terms proposed and that receipt of all governmental and regulatory approvals required to consummate the proposed acquisition transaction is likely in a reasonable time period, and

•	Precise’s board of directors shall have reasonably and in good faith determined that the proposed acquisition transaction provides greater value to the shareholders of Precise, from a financial point of view, than the merger with VERITAS, taking into account the advice of Precise’s financial advisors.

Other Matters Related to the Merger

     Merger Proposal; Notice to Creditors

      Precise and the merger subsidiary executed a merger proposal and delivered this merger proposal to the Israeli Companies Registrar on December 29, 2002 in accordance with certain provisions of the Israeli Companies Law. Precise and the merger subsidiary have given notices of the merger to the creditors of each company, as required by the Israeli Companies Law and the regulations promulgated thereunder. See the related discussion in this filing.

     Precise Shareholder Meeting

      Precise is required to take all actions necessary to call and convene an extraordinary meeting of shareholders to vote on the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and must use commercially reasonable efforts to solicit proxies in favor of approval of the merger. Within three days following approval of the merger by Precise’s shareholders, Precise must inform the Israeli Companies Registrar of such approval.

     Precise’s Employee Benefit Plans

      Precise is required to terminate, effective as of the day immediately before completion of the merger, any and all of its 401(k) plans unless VERITAS provides notice to do otherwise.

     Treatment of Precise Share Options

      Upon completion of the merger, each outstanding option to purchase Precise ordinary shares will be assumed by VERITAS and will become exercisable for the number of whole shares of VERITAS common stock equal to the option exchange ratio multiplied by the number of Precise ordinary shares to which the option related immediately prior to the completion of the merger, rounded down to the nearest whole share. The exercise price will be equal to the exercise price per Precise ordinary share subject to the option before the merger divided by the option exchange ratio, rounded up to the nearest whole cent. The other terms of each option and the Precise option plans under which the options were issued generally will continue to apply in accordance with their terms, including any provisions providing for acceleration. The option exchange ratio shall be equal to the greater of (1) the quotient obtained by dividing $16.50 by the average closing sale price of one share of VERITAS common stock as reported on The Nasdaq National Market for the five consecutive trading days ending immediately prior to the time the merger takes effect, and (2) the sum of (a) 0.2365, and (b) the quotient obtained by dividing $12.375 by the average closing sale price of one share of VERITAS common stock as reported on The Nasdaq National Market for the five consecutive trading days ending immediately prior to the time the merger takes effect.

      VERITAS will file a registration statement on Form S-8 for the shares of VERITAS common stock issuable with respect to assumed options under the Precise share option plans as soon as is reasonably practicable after the completion of the merger and to the extent the shares issuable under such assumed options qualify for registration on Form S-8.

     Precise Warrants

      Upon completion of the merger, VERITAS will assume each outstanding warrant to purchase Precise ordinary shares. Each warrant assumed by VERITAS will continue to have, and be subject to, the same terms and conditions of that warrant immediately prior to the completion of the merger, except that each warrant will be exercisable for that number of shares of VERITAS common stock that were issuable upon exercise of the warrant immediately prior to the completion of the merger multiplied by the option exchange ratio and the per share exercise price for the shares of VERITAS common stock will be equal to the quotient obtained by dividing the exercise price per share immediately prior to the completion of the merger by the option exchange ratio.

     Indemnification

      VERITAS has agreed to cause Precise, as the surviving corporation in the merger, to fulfill and honor in all respects Precise’s obligations under indemnification agreements between Precise and its directors and executive officers existing immediately prior to the effective time of the merger. If the Precise shareholders approve a proposal to this effect that is expected to be considered at the Precise extraordinary meeting, then VERITAS will cause Precise, as the surviving corporation, to undertake the indemnification obligations contained in indemnification agreements in the form expected to be attached to the proxy statement/prospectus when it becomes available. VERITAS has agreed that, if the Precise shareholders do not approve a proposal to this effect that is expected to be considered at the Precise extraordinary meeting, but do approve the merger, then VERITAS will effect the amendment contemplated by such proposal and will cause the surviving corporation to undertake the indemnification obligations contained in the indemnification agreements in the form expected to be attached to the proxy statement/prospectus when it becomes available.

     Directors’ and Officers’ Liability Insurance

      VERITAS has agreed to allow Precise to purchase “tail” or “runoff” directors’ and officers’ liability insurance covering those persons who are currently covered by Precise’s directors’ and officers’ liability insurance policy for a period of seven years from the completion of the merger; provided that the premium for such coverage shall not exceed $2 million, in the aggregate.

     Nasdaq Listing

      VERITAS will cause its shares of common stock that will be issued in connection with the merger to be approved for listing or trading on The Nasdaq National Market.

Termination of the Merger Agreement

     Termination by Mutual Agreement

      VERITAS and Precise may terminate the merger agreement at any time prior to the completion of the merger by mutual written consent duly authorized by the boards of directors of VERITAS and Precise.

     Termination by either VERITAS or Precise

      Either VERITAS or Precise may terminate the merger agreement at any time prior to the completion of the merger under circumstances specified in the merger agreement. Subject to specified exceptions, these circumstances generally include if:

•	The merger is not completed by June 30, 2003;

•	A final, non-appealable order or other action of a court or other governmental entity has the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

•	Precise’s shareholders do not approve by the required vote the merger agreement and the merger at the extraordinary meeting;

•	A representation, warranty, covenant or agreement of the other party in the merger agreement has been breached or becomes inaccurate, which would prevent the conditions to completion of the merger from being satisfied and which cannot be cured through commercially reasonable efforts or is not cured within 30 days after delivery of notice of such breach or inaccuracy; or

•	A material adverse effect has occurred with respect to the other party, which cannot be cured through commercially reasonable efforts or is not cured within 30 days after delivery of notice of such material adverse effect.

     Termination by VERITAS

      VERITAS may terminate the merger agreement at any time prior to the completion of the merger if:

•	a triggering event shall have occurred; or

•	VERITAS determines, in its reasonable judgment based on advice of patent counsel, that Precise and/or its intellectual property is infringing one or more specified patents in a manner that could lead to any injunction regarding one or more of Precise’s products or services, material damages, material royalties or similar payments. For purposes of the merger agreement, material damages means damages in excess of $2.5 million and material royalties means royalties in excess of $2.5 million or similar payments.

      A “triggering event” shall occur if:

•	Precise’s board of directors, or any of its committees, withdraws or amends or modifies in a manner adverse to VERITAS, its recommendation in favor of the approval of the merger agreement, the merger or the other transactions contemplated by the merger agreement;

•	Precise fails to include in the proxy statement/prospectus the recommendation of Precise’s board of directors in favor of approval of the merger agreement, the merger or the other transactions contemplated by the merger agreement;

•	Precise’s board of directors, or any of its committees, approves or recommends any acquisition proposal;

•	Precise breaches the nonsolicitation provisions of the merger agreement in any material respect;

•	Precise enters into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal; or

•	a tender or exchange offer relating to the securities of Precise is commenced by a person unaffiliated with VERITAS, and Precise does not send to its securityholders, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Precise recommends rejection of such tender or exchange offer.

     Termination by Precise

      Precise may terminate the merger agreement to enter into a binding definitive agreement providing for a superior proposal, as defined in the merger agreement, if:

•	Precise’s board of directors determines in good faith after consultation with its outside legal counsel that entering into the alternative agreement is required for Precise’s board of directors to comply with its fiduciary obligations to Precise shareholders;

•	immediately prior to the termination of the merger agreement, Precise pays VERITAS a termination fee of $16.2 million;

•	Precise gives VERITAS at least three business days prior written notice of its intention to enter into the alternative agreement; and

•	concurrently with Precise’s termination of the merger agreement, Precise enters into the alternative agreement.

Payment of Termination Fee

      If the merger agreement is terminated by VERITAS because of the occurrence of a triggering event, Precise will pay VERITAS a termination fee of $16.2 million within one business day after demand by VERITAS.

      Precise will pay VERITAS a termination fee of $16.2 million prior to and as a condition of any termination of the merger agreement by Precise to enter into a binding definitive agreement providing for a Superior Proposal as described above.

      Further, if (1) the merger agreement is terminated by VERITAS or Precise as a result of the Precise shareholders’ failure to approve the merger agreement or the failure of the completion of the merger to occur on or before June 30, 2003 and (2) prior to such termination, (a) there shall exist, or have been publicly proposed and not publicly definitively withdrawn at least five business days prior to such termination, an acquisition proposal, or (b) one or more board members shall have changed their recommendation that Precise’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and such change was publicly known; and (3) within 12 months following the termination of the merger agreement a company acquisition is consummated, or Precise enters into an agreement providing for a company acquisition, Precise will pay VERITAS, at or prior to the consummation of, or entering into a definitive agreement providing for, such company acquisition, a termination fee of $16.2 million.

      A “company acquisition” is any of the following:

•	a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Precise in which the shareholders of Precise immediately preceding the transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of the transaction;

•	a sale or other disposition by Precise of assets representing in excess of 50% of the aggregate fair market value of Precise’s business immediately prior to the sale; or

•	the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by Precise, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Precise.

Extension, Waiver and Amendment of the Merger Agreement

      Subject to applicable law, VERITAS and Precise may amend the merger agreement at any time by a written amendment signed on behalf of each of VERITAS and Precise.

      Either VERITAS or Precise may in writing extend the other’s time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other’s representations and warranties or documents delivered to the other, and waive compliance by the other with any of the agreements or conditions for the benefit of the waiving party contained in the merger agreement.

Voting Undertakings

      As a condition to VERITAS’ entering into the merger agreement, Precise’s directors, each in his or her capacity as a shareholder, officers and other affiliated shareholders entered into voting undertakings with VERITAS. By entering into the voting undertakings, these Precise shareholders have irrevocably appointed the directors of VERITAS as their sole and exclusive attorneys and proxies, providing such proxy the limited right to vote the shares of Precise beneficially owned by these Precise shareholders, including ordinary shares acquired after the date of the voting undertakings, in favor of the approval and adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement. These Precise shareholders may vote their Precise ordinary shares on all other matters.

      As of December 19, 2002, these individuals and entities collectively beneficially owned approximately 6.3% of the outstanding ordinary shares of Precise, as determined in accordance with the rules of the Securities and Exchange Commission. None of the Precise shareholders who are parties to the voting undertakings were paid or will be paid additional consideration in connection with them.

      Under these voting undertakings, the shareholders also have agreed not to transfer the Precise ordinary shares and options owned, controlled or acquired, either directly or indirectly, by them or their voting rights with respect to such shares until the earlier of the termination of the merger agreement or the completion of the merger, unless the transfer is in accordance with any affiliate agreement between the shareholder and VERITAS and each person to which any shares or any interest in any shares is transferred agrees in writing to be bound by the terms and provisions of the voting undertaking, including the proxy.

      These voting undertakings will terminate upon the earlier to occur of the termination of the merger agreement or the completion of the merger. The form of voting undertakings is attached to this filing as Annex B.

Affiliate Agreements

      As a condition to VERITAS’ entering into the merger agreement, each member of Precise’s board of directors, each in his or her capacity as a shareholder, and certain officers and affiliated shareholders of Precise executed affiliate agreements. Under the affiliate agreements, VERITAS will be entitled to place appropriate legends on the certificates evidencing any VERITAS common stock to be received by each of the persons who have entered into an affiliate agreement and to issue stop transfer instructions to the transfer agent for VERITAS common stock. These persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of VERITAS common stock to be received by them in the merger. The form of affiliate agreement is attached to this filing as Annex C.

WHERE YOU CAN FIND MORE INFORMATION

      Neither VERITAS nor Precise has authorized anyone to provide you with information that is different from or in addition to the information contained in this filing. The information contained in this filing with respect to VERITAS was provided by VERITAS and the information contained in this filing with respect to Precise was provided by Precise.

      The registration statement on Form S-4 to be filed by VERITAS upon the completion of the restatement of certain financial results as more fully described in the Explanatory Note at the beginning of this filing pursuant to Rule 425 of the Securities Act will incorporate by reference certain information regarding VERITAS and Precise, including certain documents filed by VERITAS and Precise under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act.

      Any statement contained in this filing or in the proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into the proxy statement/prospectus will be deemed to be modified or superseded for purposes of this filing and the proxy statement/prospectus to the extent that a statement contained in the proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into the proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this filing or the proxy statement/prospectus.

      This filing and the proxy statement/ prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is not lawful to make any such offer or solicitation or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this filing or the proxy statement/ prospectus nor any distribution of this filing or the proxy statement/ prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in this filing or set forth in or incorporated by reference into the proxy statement/ prospectus or in the affairs of VERITAS or Precise since the date of this filing or the proxy statement/ prospectus.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

VERITAS SOFTWARE CORPORATION

ARGON MERGER SUB LTD.

and

PRECISE SOFTWARE SOLUTIONS LTD.

Dated as of December 19, 2002

i

Page

8.5 Entire Agreement; Third Party Beneficiaries	A-53
8.6 Severability	A-53
8.7 Other Remedies; Specific Performance	A-53
8.8 Applicable Law	A-53
8.9 Rules of Construction	A-54
8.10 Assignment	A-54
8.11 Waiver of Jury Trial	A-54

INDEX OF EXHIBITS

Exhibit A	Form of Voting Undertaking
Exhibit B	Form of Employment and Noncompetition Agreement
Exhibit C	Form of Company Affiliate Agreement
Exhibit D	Form of Director Resignation
Exhibit E	Form of Merger Proposal
Exhibit F	Form of Amendment to Company Articles of Association
Exhibit G	Form of New Indemnification Letter

AGREEMENT AND PLAN OF MERGER

      This Agreement and Plan of Merger (the “Agreement”) is made and entered into as of December 19, 2002, among VERITAS Software Corporation, a Delaware corporation (“Parent”), Argon Merger Sub Ltd., an Israeli company and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Precise Software Solutions Ltd., an Israeli company (“Company”).

RECITALS

      A.     Upon the terms and subject to the conditions of this Agreement and in accordance with the Israeli Companies Law-5759-1999 (the “Israeli Companies Law”), Parent, Merger Sub and Company intend to effect the merger of Merger Sub with and into Company, pursuant to which Merger Sub will cease to exist and Company will become an indirect wholly-owned subsidiary of Parent.

      B.     The Board of Directors of Company has unanimously: (i) determined that this Agreement, the Merger (as defined in Section 1.1) and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined in Section 1.1) will be unable to fulfill the obligations of Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholders of Company approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

      C.     The Board of Directors of each of Parent and Merger Sub has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and the Board of Directors of Merger Sub has determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors.

      D.     Concurrently with the execution of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement: (i) all directors and officers and certain principal shareholders of Company are entering into voting undertakings in substantially the form attached hereto as Exhibit A (the “Voting Undertakings”); (ii) certain individuals are entering into employment and noncompetition agreements in substantially the form attached hereto as Exhibit B (the “Employment and Noncompetition Agreements”); (iii) all directors, executive officers and certain shareholders of Company who may be deemed to be affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (as defined below) are entering into Company affiliate agreements in substantially the form attached hereto as Exhibit C (the “Company Affiliate Agreements”); and (iv) all directors of Company and Precise Software Solutions, Inc. are executing resignation letters in substantially the form attached hereto as Exhibit D (the “Director Resignations”).

      Now, therefore, in consideration of the foregoing premises, the mutual covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties agree as follows:

ARTICLE I

THE MERGER

      1.1 The Merger. At the Effective Time (as defined in Section 1.3) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Israeli Companies Law, Merger Sub (as the target company (Chevrat Yaad) in the Merger) shall be merged with and into Company (as the absorbing company (Chevra Koletet) in the Merger) in accordance with Sections 314 through 327 of the Israeli Companies Law (the “Merger”), the separate corporate existence of Merger Sub shall cease and Company: (i) shall continue as the surviving corporation (sometimes referred to herein as the “Surviving Corporation”); and (ii) shall succeed to and assume all of the rights, properties and obligations of Merger Sub in accordance with the aforesaid sections of the Israeli Companies Law.

      1.2     Closing Date. Subject to the terms and conditions of this Agreement, the closing of the Merger and the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, USA, at a time and on a date to be designated by the parties (the time and date upon which the Closing actually occurs being referred to herein as the “Closing Date”), which shall be no later than the second business day after the later to occur of: (i) the satisfaction or waiver of the conditions set forth in Article VI hereof (other than those conditions which by their terms are to be satisfied or waived as of the Closing) or (ii) the 71st day after the delivery of the Merger Proposal (as defined in Section 5.2) to the office of the Registrar of Companies of the State of Israel (the “Companies Registrar”), or at such other time, date and location as the parties hereto shall mutually agree.

      1.3     Effective Time. As soon as practicable on or after the Closing, Merger Sub shall, in coordination with Company, deliver (and Parent shall cause Merger Sub to deliver) to the Companies Registrar a notice (the “Merger Notice”) informing the Companies Registrar that the Merger was approved by the general shareholders meeting of Merger Sub. The Merger shall become effective (“Effective Time”) upon the issuance by the Companies Registrar of a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law.

      1.4     Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of any of the following securities, the following shall occur:

(a) Conversion of Company Shares. Each Ordinary Share, NIS 0.03 par value per share, of Company (the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than any Company Shares owned by any direct or indirect wholly-owned subsidiary of Company or any dormant shares of Company, shall automatically be converted into and represent solely the right to receive, at the election of the holder thereof, one of the following (the “Per Share Merger Consideration”): (i) for each Company Share with respect to which an election to receive cash has been effectively made, and not revoked, pursuant to Section 1.4(b) (a “Cash Election”), and for each Company Share with respect to which a Cash Election is deemed to have been made pursuant to Section 1.4(b), $16.50 in cash, subject to the provisions of Section 1.4(e) (the “Per Share Cash Consideration”); and (ii) for each Company Share with respect to which an election to receive a combination of cash and shares of common stock, $.001 par value per share, of Parent (“Parent Common Stock”) has been effectively made, and not revoked, pursuant to Section 1.4(b) (a “Mixed Election”), 0.2365 of a share of Parent Common Stock, subject to the provisions of Sections 1.4(e), 1.4(f) and 1.4(g), plus $12.375 in cash, subject to the provisions of Section 1.4(e) (the “Per Share Mixed Consideration”), in each case payable without interest to the holder of such Company Share upon surrender of the certificate representing such Company Share in the manner provided in Section 1.5 (or in the case of a lost, stolen, destroyed or unissued certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.7). Upon the issuance of any Parent Common Stock hereunder, and consistent with, pursuant to and subject to Parent’s existing Rights Agreement, dated as of June 16, 1999 (as the same may be amended from time to time, the “Rights Agreement”), between Parent and Mellon Investor Services, L.L.C., as rights agent, one right issuable pursuant to the Rights Agreement or any other right issued in substitution therefor (a “Right”) shall be issued together with and shall attach to each share of Parent Common Stock issued pursuant to the terms and conditions of this Agreement, unless the Rights shall have expired or been redeemed prior to the Effective Time. As of the Effective Time, subject to Section 1.4(c) below, all of the Company Shares shall automatically be owned by Parent, and will be registered in its name in the shareholders registry of the Surviving Corporation.

(b) Election of Per Share Merger Consideration.

(i) Each person who, on or prior to 5:00 p.m., New York City time, on the business day immediately preceding the Election Date (as defined below) is a record holder of Company Shares shall be entitled, with respect to all such holder’s Company Shares, to make an unconditional Cash Election or an unconditional Mixed Election on the basis hereinafter set forth.

(ii) Parent shall prepare a form of election, which form shall include a letter of transmittal, declaration and instructions, each in substantially the form contemplated by Section 1.5(c), and shall be subject to the reasonable approval of Company (the “Form of Election”). The Form of Election shall be mailed with the Prospectus/ Proxy Statement (as defined in Section 2.12) to the record holders of Company Shares, as of the record date for the Company General Meeting (as defined in Section 5.3(a)), which Form of Election shall be used by each record holder of Company Shares who wishes to elect to receive the Per Share Cash Consideration or the Per Share Mixed Consideration for each of the Company Shares held by such holder. Company shall use reasonable efforts to make the Form of Election and the Prospectus/ Proxy Statement available to all persons who become record holders of Company Shares during the period between such record date and 5:00 p.m., New York City time, on the business day immediately preceding the Election Date. Any such holder’s election to receive the Per Share Cash Consideration or the Per Share Mixed Consideration, as applicable, for each of the Company Shares held by such holder shall have been properly made only if the Paying Agent (as defined in Section 1.5(a)) shall have received at its designated office, by 5:00 p.m., New York City time, on the business day immediately preceding the date of the Company General Meeting (the “Election Date”), a Form of Election properly completed and signed and accompanied by Certificates (as defined in Section 1.5(c)) for the Company Shares to which such Form of Election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Company (or accompanied by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election signed by a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agent’s Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program), provided such Certificates are in fact delivered to the Paying Agent within five Nasdaq (as defined in Section 1.4(f)) trading days after the Election Date. If the Company General Meeting is delayed to a subsequent date, the Election Date shall be similarly delayed and Parent will promptly announce such rescheduled Election Date. All Certificates so surrendered shall be subject to the payment and exchange procedures set forth in Section 1.5 hereof. A holder of record of Company Shares who holds such Company Shares as a nominee, trustee or in another representative capacity (a “Holder Representative”) may submit multiple Forms of Election, provided that such Holder Representative certifies that each such Form of Election covers all the Company Shares held by such Holder Representative for a particular beneficial owner.

(iii) Any Form of Election may be revoked, by the holder who submitted such Form of Election to the Paying Agent, only by written notice received by the Paying Agent (i) prior to 5:00 p.m., New York City time, on the Election Date, or (ii) after such time, if and only to the extent that the Paying Agent is legally required to permit revocations and only if the Effective Time shall not have occurred prior to such date. In addition, all Forms of Election shall be automatically revoked after termination of this Agreement if the Paying Agent is notified in writing by Parent that this Agreement has been so terminated. If a Form of Election is revoked, unless the holder properly submits a new Form of Election prior to 5:00 p.m., New York City time, on the Election Date, the Certificate or Certificates (or guarantees of delivery, as appropriate) for the Company Shares to which such Form of Election relates shall be promptly returned without charge to the holder that submitted the same to the Paying Agent.

(iv) The determination of Parent in its sole discretion, which it may delegate in whole or in part to the Paying Agent, shall be conclusive and binding as to whether or not elections to receive the Per Share Cash Consideration or the Per Share Mixed Consideration have been properly made or revoked pursuant to this Section 1.4(b) with respect to Company Shares and when elections and revocations were received by the Paying Agent. Parent shall have the discretion, which it may delegate in whole or in part to the Paying Agent, to disregard immaterial defects in Forms of Election. The decision of Parent (or the Paying Agent) in such matters, absent manifest error, shall be conclusive and binding so long as Parent has acted in good faith. Neither Parent nor the Paying Agent shall be under any obligation to notify any person of any defect in any Form of Election submitted to the Paying Agent. If (x) no Form of Election is received with respect to Company Shares, or (y) Parent determines in its sole discretion and acting in good faith, which it may delegate in whole or in part to the Paying Agent, that any election to receive the Per Share Mixed Consideration was not properly made with respect to Company Shares, the holder of such Company Shares shall be treated by the Paying Agent as having submitted a Cash Election with respect to such Company Shares, and each of such Company Shares shall be converted at the Effective Time into the right to receive the Per Share Cash Consideration.

(v) The Paying Agent may, with the mutual agreement of Parent and Company, make such rules as are consistent with this Section 1.4 for the implementation of the elections provided for herein as shall be necessary or desirable to effect such elections fully.

(c) Dormant Shares; Subsidiary-Owned Stock. At the Effective Time, each Company Share that is a dormant share or owned by any direct or indirect wholly-owned subsidiary of Company immediately prior to the Effective Time shall remain outstanding, shall not be converted under Section 1.4(a) and no Per Share Merger Consideration shall be delivered with respect thereto.

(d) Stock Options; Warrants; Employee Stock Purchase Plan. At the Effective Time, all options to purchase Company Shares then outstanding under Company’s 1995 Share Option and Incentive Plan, Amended and Restated 1998 Share Option and Incentive Plan, and Stock Option Plan (f/k/a the Savant Corporation Stock Option Plan) (in the case of each such plan, both in their original form and as they may have been amended and/or restated prior to the date hereof) (collectively, the “Company Option Plans”), and under any agreement with Company described in Section 2.3 of the Company Disclosure Schedule, in each case, whether vested or unvested, and the Company Option Plans themselves, shall be assumed by Parent in accordance with Section 5.11. At the Effective Time, all warrants to purchase Company Shares then outstanding shall be assumed by Parent in accordance with Section 5.15. Purchase rights outstanding under Company’s 2000 Employee Share Purchase Plan (the “ESPP”) shall be treated as set forth in Section 5.11.

(e) Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any forward or reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Shares occurring on or after the date hereof and prior to the Effective Time.

(f) No Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of Company Shares who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that would otherwise be received by such holder) shall, upon surrender of such holder’s Certificates receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the five (5) most recent trading days that Parent Common Stock has traded ending on the trading day ending immediately prior to the Effective Time, as reported on The Nasdaq Stock Market (“NASDAQ”).

(g) Israeli Holders. Unless the Israeli Securities Election Exemption (as defined in Section 5.5(d)) is obtained prior to the date that the Prospectus/ Proxy Statement is mailed to holders of Company Shares, each Israeli Holder who has effectively made and not revoked a Mixed Election with respect to Company Shares shall not be entitled to receive the Parent Common Stock included in the Per Share Mixed Consideration, and at the Effective Time each of such Company Shares shall be converted into and represent solely the right to receive, an amount in cash equal to the sum of (x) $12.375, plus (y) the amount obtained by multiplying 0.2365 by the closing sale price of one share of Parent Common Stock on the trading day immediately prior to the Effective Time as reported on Nasdaq. For purposes of this Agreement, the term “Israeli Holder” shall mean a holder of Company Shares: (i) who has provided the Company or the broker through which such holder holds its Company Shares with an address in the

State of Israel for the purpose of sending notices; or (ii) whose center of vital interests (as evidenced by family, economic and social ties) is in Israel.

      1.5 Surrender of Certificates.

      (a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to Company to act as the paying and exchange agent (the “Paying Agent”) in the Merger to receive the funds and shares of Parent Common Stock, if any, to which holders of such Company Shares shall become entitled pursuant to Section 1.4.

      (b) Parent to Provide Per Share Merger Consideration. Promptly following the Effective Time, (i) Parent shall deposit with the Paying Agent, for exchange in accordance with this Article I, the shares of Parent Common Stock, if any, issuable pursuant to Section 1.4 in exchange for outstanding Company Shares, and (ii) Parent shall deliver or shall cause a U.S. bank or U.S. company to deliver such immediately available funds to the Paying Agent, as directed by the Paying Agent, to enable the Paying Agent to make prompt payment after the Effective Time pursuant to Section 1.5(c) of the funds payable and Parent Common Stock issuable to the holders of Company Shares who have properly delivered their Certificates to the Paying Agent prior to 5:00 p.m., New York City time on the Election Date or who have properly surrendered their Certificates after the Effective Time. In addition, Parent shall make available or shall cause a U.S. bank or U.S. company to make available from time to time, if and as necessary after the Effective Time, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.4(f) and for payment of any dividends or distributions to which holders of Company Shares may be entitled pursuant to Section 1.5(d). Such funds and shares of Parent Common Stock shall be held in trust by the Paying Agent for the benefit of the holders of Company Shares.

      (c) Payment and Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (each, a “Certificate” and collectively, the “Certificates”), which immediately prior to the Effective Time represented outstanding Company Shares, whose shares were converted into the right to receive the applicable Per Share Merger Consideration pursuant to Section 1.4 (other than those holders who had previously properly delivered their Certificates to the Paying Agent along with their Forms of Election): (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), (ii) a declaration form in which the holder of record states whether the holder is a resident of Israel as defined in the Income Tax Ordinance of Israel [New Version], 1961, as amended (the “Ordinance”) and whether the Company Shares held by such holder were held by such holder before the initial public offering of the Company and (iii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Per Share Merger Consideration. In the case of holders who prior to the Election Date properly delivered their Certificates to the Paying Agent along with their Forms of Election, such holders shall be entitled to receive in exchange therefor promptly after the Effective Time the applicable Per Share Merger consideration into which their Company Shares were converted at the Effective Time (rounded to the nearest whole cent after aggregating all Company Shares held by such holder). With respect to holders who did not so deliver their Certificates and Forms of Election, such holders shall be entitled to receive, upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal and such declaration form, duly completed and validly executed in accordance with the instructions thereto, the applicable Per Share Merger Consideration into which their Company Shares were converted at the Effective Time (rounded to the nearest whole cent after aggregating all Company Shares held by such holder), and the Certificates so surrendered shall forthwith be canceled. No interest shall accrue or be paid on the amounts payable pursuant to Section 1.4 upon the surrender of any Certificate for the benefit of the holder of such Certificate. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time for all corporate purposes to evidence only the ownership of the right to receive the applicable Per Share Merger Consideration into which such Company Shares shall have been so converted and, if applicable, an amount of cash in lieu of the issuance of any fractional shares in accordance with Section 1.4(f) and any dividends or distributions payable pursuant to Section 1.5(d).

      (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to any shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Paying Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.4(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

      (e) Transfers of Ownership. If the payment of the amounts payable pursuant to Section 1.4 is to be made to, or if shares of Parent Common Stock issuable pursuant to Section 1.4 are to be issued in the name of, a person other than the person in whose name the Certificates surrendered in exchange therefor are registered, it will be a condition of the payment or issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such payment or issuance will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the payment of the amount specified in Section 1.4 to, or the issuance of the shares of Parent Common Stock specified in Section 1.4 in the name of, a person other than the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

      (f) Withholding. Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement, including pursuant to Section 1.4(d) above, to any holder or former holder of Company Shares or Company Stock Options, such amounts as may be required to be deducted or withheld therefrom under the Code (as defined in Section 2.11(a)), the Ordinance, or under any provision of state, local, Israeli or other foreign law or any other applicable requirement, provided, however, that (i) in the event the Israeli Withholding Tax Ruling (as defined in Section 5.5(c)) is obtained, deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, shall be made only in accordance with the provisions of the Israeli Withholding Tax Ruling; and (ii) in the event a Withholding Tax Extension (as defined in Section 5.5(c)) is obtained, the parties shall fully comply with the provisions of any such Withholding Tax Extension. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

      (g) No Liability. Notwithstanding anything to the contrary in this Section 1.5, neither the Paying Agent nor any party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

      1.6 Company’s Transfer Books Closed; No Further Ownership Rights in Company Shares. At the Effective Time: (i) the share transfer books of Company shall be deemed closed, and no transfer of any Company Shares or any Certificates in respect thereof shall thereafter be made or consummated; and (ii) all holders of Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of Company, other than the right to receive the Per Share Merger Consideration. No further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid Certificate is presented to the Paying Agent or to the Surviving Corporation or Parent, such Certificate shall be canceled and shall be exchanged as provided in this Article I. The applicable Per Share Merger Consideration issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Shares.

      1.7 Lost, Stolen, Destroyed or Unissued Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, or were never issued, the Paying Agent shall pay such amounts and, if applicable, issue such shares of Parent Common Stock, if any, specified in Section 1.4, in exchange for such lost, stolen, destroyed, or unissued Certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Parent and the Paying Agent may, in their sole discretion and as a condition precedent to such payment or issuance, require the owner of such lost, stolen, destroyed or unissued Certificates to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen, destroyed or unissued.

      1.8 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of the Surviving Corporation will take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

      Company hereby represents and warrants to Parent and Merger Sub, as of the date hereof, subject to such exceptions as are specifically disclosed in writing in the disclosure schedule supplied by Company to Parent, dated as of the date hereof and certified by a duly authorized officer of Company (the “Company Disclosure Schedule”), as follows:

      2.1 Organization and Qualification; Subsidiaries.

      (a) Each of Company and its subsidiaries is a corporation duly organized and validly existing and, where applicable, in good standing, under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and, where applicable is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

      (b) Section 2.1(b) of the Company Disclosure Schedule lists each of Company’s subsidiaries as of the date hereof, the jurisdiction of incorporation of each such subsidiary, and Company’s equity interest therein. Except as set forth in Section 2.1(b) of the Company Disclosure Schedule, neither Company nor any of its subsidiaries has agreed, is obligated to make, or is bound by any written or oral agreement, contract, subcontract, lease, binding understanding, instrument, note, bond, mortgage, indenture, option, warranty, purchase order, license, sublicense, benefit plan, obligation, commitment or undertaking of any nature (a “Contract”) under which it may become obligated to make any future investment in, or capital contribution to, any other entity. Except as set forth in Section 2.1(b) of the Company Disclosure Schedule, neither Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any person.

      2.2 Memorandum of Association; Articles of Association. Company has previously furnished to Parent a complete and correct copy of its Memorandum of Association and Articles of Association as amended to the date of this Agreement (together, the “Company Charter Documents”) and a complete and correct copy of the equivalent organizational documents of Precise Software Solutions, Inc. Such Company Charter Documents and equivalent organizational documents of each of Company’s subsidiaries are in full force and effect. Company is not in violation of any of the provisions of Company Charter Documents, and no subsidiary of Company is in violation of its equivalent organizational documents.

      2.3 Capitalization.

      (a) The registered (authorized) share capital of Company consists of 70,000,000 Ordinary Shares, NIS 0.03 par value per share. The Company has no class of share capital authorized other than Company Shares. As of the close of business on December 18, 2002, (i) 29,819,727 Company Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable; (ii) except as set forth in

Section 2.3 of the Company Disclosure Schedule, no Company Shares were dormant shares and no shares were held in treasury by Company or by subsidiaries of Company; provided, that if Section 2.3 of the Company Disclosure Schedule sets forth any shares as being held by a subsidiary of Company, such shares are held by Precise Software Solutions, Inc.; (iii) 520,989 Company Shares were available for future issuance pursuant to Company’s ESPP; (iv) 539,832 Company Shares were reserved for issuance under Company’s 1995 Share Option and Incentive Plan, of which 57,406 were subject to outstanding options to purchase Company Shares and no Company Shares were available for future options grants; (v) 10,993,168 Company Shares were reserved for issuance under Company’s Amended and Restated 1998 Share Option and Incentive Plan, of which 7,884,670 were subject to outstanding options to purchase Company Shares and 593,504 were available for future options grants; (vi) 16,882 Company Shares were reserved for issuance upon the exercise of outstanding options to purchase Company Shares under the Stock Option Plan (f/k/a the Savant Corporation Stock Option Plan); (vii) no Company Shares were reserved for issuance upon the exercise of certain stock options not issued under Company Option Plans as set forth in Section 2.3 of the Company Disclosure Schedule; and (viii) 15,965 Company Shares were reserved for issuance upon the exercise of certain warrants to purchase Company Shares as set forth in Section 2.3 of the Company Disclosure Schedule (“Company Warrants”). Other than as described in the preceding sentence and except as set forth in Section 2.3 of the Company Disclosure Schedule, as of the close of business on December 18, 2002, Company had no other securities authorized, reserved for issuance, issued or outstanding. Except as set forth in Section 2.3 of the Company Disclosure Schedule, there are no commitments, agreements or understandings of any character to which Company is bound obligating Company to accelerate the vesting of any Company Stock Option (as defined in Section 5.11) as a result of the Merger.

      (b) Section 2.3 of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Option outstanding as of the close of business on December 18, 2002: (i) the name and address of the optionee; (ii) the particular plan, if applicable, pursuant to which such Company Stock Option was granted, (iii) the number of Company Shares subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; (vi) the applicable vesting schedule, including the vesting commencement date; (vii) the date on which such Company Stock Option expires; (viii) whether the vesting or exercisability of such Company Stock Option will be accelerated in any way by the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), and the extent of any such acceleration; and (ix) whether, as of the close of business on December 18, 2002, the optionee was employed by Company, and if not so employed, the date of termination and expiration of such Company Stock Option. Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. All Company Shares subject to issuance as aforesaid have been duly authorized and, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be validly issued, fully paid and nonassessable. Company has not issued any Company Shares which are unvested or subject to any repurchase option in favor of Company. All outstanding Company Shares, all outstanding Company Stock Options, and all outstanding shares of capital stock of each subsidiary of Company have been issued and granted (i) in compliance with all applicable securities laws and other applicable Legal Requirements (as defined below) and (ii) in material compliance with all applicable requirements set forth in Contracts. For the purposes of this Agreement, “Legal Requirements” means any Israeli or U.S. federal or state law, or material local or municipal law, or foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined in Section 2.5(b)).

      (c) Except for (i) securities that Company owns, directly or indirectly through one or more subsidiaries, free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restrictions of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), (“Liens”), other than Liens for Taxes not yet due and payable, and

(ii) shares of capital stock or other similar ownership interests of subsidiaries of Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries (which shares or other interests do not materially affect Company’s control of such subsidiaries), as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in this Section 2.3 or Section 2.3 of the Company Disclosure Schedule, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as contemplated by this Agreement or as set forth in Section 2.3 of the Company Disclosure Schedule, there are no registration rights and there is, except for the Voting Undertakings, no voting trust, proxy, rights plan, antitakeover plan or other similar agreement or understanding to which Company or any of its subsidiaries is a party or by which they are bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Shareholders of Company will not be entitled to statutory dissenters’ rights in connection with the Merger.

      (d) Company’s shares are not listed for trading on the Tel Aviv Stock Exchange, or on any other foreign or domestic stock exchange other than Nasdaq, nor has Company applied to list its shares on any such stock exchange.

      2.4 Authority Relative to this Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the approval of the shareholders of Company to this Agreement, the Merger and the other transactions contemplated by this Agreement, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement by the Required Company Shareholder Vote (as hereinafter defined)). This Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal and binding obligation of Company, enforceable against Company in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting creditors’ rights generally and laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Subject to the provisions of Section 320(c) of the Israeli Companies Law, the affirmative vote of 75% (seventy-five percent) of the voting shares of Company present and voting at the Company General Meeting (as defined below) at which a quorum is present is a sufficient vote of the holders of any Company Shares necessary to approve the Merger (the “Required Company Shareholder Vote”). The quorum required for the Company General Meeting is shareholders holding collectively at least one-third of the issued share capital of Company (present in person or by proxy). No statutory vote of: (i) any creditor of Company, (ii) any holder of any option or warrant granted by Company; or (iii) any shareholder of any of Company’s subsidiaries is necessary in order to approve this Agreement, or to approve or permit the consummation of the Merger and the other transactions contemplated by this Agreement.

      2.5 No Conflict; Required Filings and Consents.

      (a) The execution and delivery of this Agreement by Company do not, and the performance of this Agreement by Company will not: (i) conflict with or violate Company Charter Documents or the equivalent organizational documents of any of Company’s subsidiaries; (ii) subject to obtaining the Required Company Shareholder Vote and compliance with the requirements set forth in Section 2.5(b), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected; or (iii) except for those Contracts set forth in Section 2.5(a) of the Company Disclosure Schedule, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Company’s or any of its subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Company or any of its subsidiaries pursuant to, any material Contract to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not in the case of clauses (ii) or (iii), individually or in the aggregate: (A) reasonably be expected to have a Material Adverse Effect on Company or (B) prevent or materially delay consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

      (b) Other than with respect to procedures under the Israeli Companies Law, the execution and delivery of this Agreement by Company do not, and the performance of this Agreement by Company will not require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a “Governmental Entity”) with respect to the Company or its subsidiaries, except: (i) for: (A) compliance with applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and state securities laws (“Blue Sky Laws”); (B) compliance with the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and under the comparable competition foreign laws that the parties reasonably determine to apply; (C) consent of the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry (“OCS”) to the change in ownership of Company to be effected by the Merger (the “OCS Approval”); (D) approval of the Israeli Commissioner of Restrictive Trade Practices pursuant to the Restrictive Trade Practices Act, 1988 (the “RTPA”); (E) filings with, and approval by, the Investment Center of the Israeli Ministry of Trade & Industry (the “Investment Center”) of the change in ownership of Company to be effected by the Merger (the “Investment Center Approval”); (F) compliance with the rules and regulations of Nasdaq; (G) obtaining the Israeli Income Tax Ruling and the Israeli Withholding Tax Ruling (each as defined in Section 5.5(c)) (which shall not be a condition precedent to its obligation to effect the Merger); (H) obtaining the Israeli Securities Exemptions (as defined in Section 5.5(d)) (which, in the case of the Israeli Securities Election Exemption (as defined in Section 5.5(d)), shall not be a condition precedent to its obligation to effect the Merger); and (I) other filings and recordation as required by Governmental Entities other than those in the United States or Israel; and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications: (A) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company or, after the Effective Time, Parent, or (B) would not prevent or materially delay consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

      2.6 Compliance with Laws; Environmental Matters; Permits.

      (a) Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Hazardous Material” is any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Entity to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment.

(ii) “Environmental Laws” are all applicable laws, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Entity which prohibit, regulate or control any Hazardous Material or any Hazardous Material activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation

Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, comparable laws, rules, regulations, ordinances, orders, treaties, statutes, and codes of other Governmental Entities, the regulations promulgated pursuant to any of the foregoing, and all amendments and modifications of any of the foregoing, all as amended to date.

      (b) Compliance with Laws. Neither Company nor any of its subsidiaries is in conflict with, or in default or violation of, any law (including Environmental Laws and the Foreign Corrupt Practices Act of 1977, as amended), rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause Company to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to the knowledge of Company, threatened against Company or its subsidiaries, nor has any Governmental Entity indicated to Company an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of material property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries.

      (c) Environmental Matters. Company has not disposed of, released, discharged or emitted any Hazardous Materials into the soil or groundwater at any properties owned or leased at any time by Company, or at any other property, or exposed any employee or other individual to any Hazardous Materials or any workplace or environmental condition in such a manner as would result in any liability or clean-up obligation of any kind or nature to Company except for such liability or clean-up obligation as would not be reasonably expected to have a Material Adverse Effect. To the knowledge of Company, (i) no Hazardous Materials are present in, on, or under any properties owned, leased or used at any time by Company, and (ii) no reasonable likelihood exists that any Hazardous Materials will come to be present in, on, or under any properties owned, leased or used at any time by Company, in each case so as to give rise to any liability or clean-up obligation under any Environmental Laws except for such liability or clean-up obligation as would not be reasonably expected to have a Material Adverse Effect.

      (d) Approvals. Company and its subsidiaries hold all franchises, grants, permits, licenses, variances, easements, consents, certificates, exemptions, orders and approvals and other authorizations from Governmental Entities (“Approvals”) which are (i) material to the operation of the business of Company and its subsidiaries taken as a whole and (ii) necessary to own, lease and operate the properties Company and its subsidiaries purport to own, operate or lease except in the case of clause (ii) where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company. Company and its subsidiaries have been and are in compliance in all material respects with the terms of such Approvals and any conditions placed thereon.

      2.7 SEC Filings; Financial Statements.

      (a) Company has made and will make available to Parent a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Company with the Securities and Exchange Commission (“SEC”) since the filing of Company’s Registration Statement on Form F-1 (the “Company SEC Reports”), which are all the forms, reports and documents required to be filed by Company with the SEC since such time. The Company SEC Reports: (i) were and will be prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder; and (ii) did not and will not at the time of filing thereof (and if any Company SEC Report filed prior to the date of this Agreement was amended or superseded by a filing prior to the date of this Agreement then also on the date of filing of such amendment or superseded filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Company’s subsidiaries is required to file any reports or other documents with the SEC.

      (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in Company SEC Reports (including any Company SEC Report filed after the date of this

Agreement): (i) complied and will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of such filing; (ii) was and will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, may not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents the consolidated financial position of Company and its consolidated subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal adjustments which were not or are not expected to be material in amount); and (iii) fairly presents in all material respects Company’s revenue recognition policies.

      (c) Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

      (d) Company has furnished to Parent monthly unaudited consolidated balance sheets, income statements and statements of cash flows for the two-month period ended November 30, 2002, and such monthly financial statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and fairly present in all material respects the financial position of Company as of and for the two-month period then ended.

      (e) Company recognizes revenue in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended, and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions.” Company’s revenue recognition is and has been in compliance with all rules, regulations and statements of the SEC with respect thereto.

      2.8 No Undisclosed Liabilities. Neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed in a Company SEC Report or on a consolidated balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP and the Exchange Act and the rules and regulations of the SEC promulgated thereunder which are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of Company and its subsidiaries taken as a whole, except: (i) liabilities provided for in Company’s balance sheet as of September 30, 2002 set forth in Company SEC Reports (or in the notes thereto) as of the date hereof; (ii) liabilities incurred since September 30, 2002 in the ordinary course of business that the Company would have been permitted to incur under Section 4.1, none of which is material to the business, results of operations or financial condition of Company and its subsidiaries, taken as a whole; and (iii) liabilities permitted to be incurred under this Agreement in accordance with Section 4.1.

      2.9 Absence of Certain Changes or Events. Since December 31, 2001 to the date hereof, there has not been: (i) any Material Adverse Effect on Company; (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company’s or any of its subsidiaries’ capital stock, or any purchase, redemption or other acquisition by Company of any of Company’s capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements; (iii) any split, combination or reclassification of any of Company’s or any of its subsidiaries’ capital stock; (iv) any granting by Company or any of its subsidiaries of any increase in compensation or benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby; (v) entry by Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.17) other than licenses in the ordinary course of business with terms and conditions consistent with past practice; or (vi) entry by Company or any of its subsidiaries into any amendment or consent with respect to any licensing agreement which has been filed or is required to be filed by Company with the SEC; (vii) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP; (viii) any revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable; (ix) any sale of assets of Company other than in the ordinary course of business consistent with past practice; or (x) any Tax election or accounting method change inconsistent with past practice, agreement to pay, settlement or compromise of any material Tax liability or extension or waiver of any limitation period with respect to Taxes, or request or negotiation for or receipt of any Tax rulings.

      2.10 Absence of Litigation. Except as specifically disclosed in Company SEC Reports as of the date hereof or in Section 2.10 of the Company Disclosure Schedule, there are no claims, actions, suits or proceedings pending or, to the knowledge of Company, threatened (or, to the knowledge of Company, any governmental or regulatory investigation pending or threatened) against Company or any of its subsidiaries or any properties or rights of Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign except for such claims, actions, suits or proceedings arising in the ordinary course of business that are not material to the Company and its subsidiaries, taken as a whole.

      2.11 Employee Matters and Benefit Plans.

      (a) Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Sections 601 through 608 of ERISA;

(ii) “Code” shall mean the Internal Revenue Code of 1986, as amended;

(iii) “Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement, other than an Employment Agreement, providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which Company or any ERISA Affiliate has or may have any liability or obligation including each International Employee Plan;

(iv) “DOL” shall mean the Department of Labor;

(v) “Employee” shall mean any current or former or retired employee, consultant or director of Company or any ERISA Affiliate;

(vi) “Employment Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract between Company or any ERISA Affiliate and any Employee;

(vii) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(viii) “ERISA AFFILIATE” shall mean any subsidiary of Company or other person or entity under common control with Company or any subsidiary of Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

(ix) “FMLA” shall mean the Family Medical Leave Act of 1993, as amended;

(x) “International Employee Plan” shall mean each Company Employee Plan and each government-mandated plan or program that has been adopted or maintained by Company or any ERISA

Affiliate, whether informally or formally, or with respect to which Company or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States. For the avoidance of doubt, this shall include, in Israel, manager’s insurance or other provident or pension funds which are not government-mandated but were set up to provide for Company’s legal obligation to pay statutory severance pay (Pitzuay Piturim) under the Severance Pay Law 5723-1963;

(xi) “IRS” shall mean the Internal Revenue Service;

(xii) “Multiemployer Plan” shall mean any “Pension Plan” (as defined below) which is a “multiemployer plan,” as defined in Section 3(37) of ERISA;

(xiii) “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

      (b) Schedule. Section 2.11(b) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each Company Employee Plan other than legally-mandated plans, programs and arrangements, and each Employment Agreement. Company does not have any plan or commitment to establish any new Company Employee Plan or Employment Agreement, to modify any Company Employee Plan or Employment Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employment Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing or as required by this Agreement), or to adopt or enter into any Company Employee Plan or Employment Agreement. Except as set forth on Section 2.11(b) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate is obligated to provide an Employee with any compensation or benefits pursuant to an agreement (for example, an acquisition agreement) with a former employer of such Employee.

      (c) Documents. Company has provided or made available to Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan, other than legally-mandated plans, programs and arrangements and each Employment Agreement including (without limitation) all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan or any International Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vii) all written communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Company; (viii) all correspondence to or from any Governmental Entity relating to any Company Employee Plan; (ix) all COBRA forms and related notices (or such forms and notices as required under comparable law); (x) the three (3) most recent plan years’ discrimination tests for each Company Employee Plan; (xi) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan; (xii) any licenses or permits held by Company which enable it to employ foreign employees or employees from “territories” currently administered by Israel; and (xiii) any pamphlet, booklet or other employee manual distributed to employees of Company which discuss Company Employee Plans.

      (d) Employee Plan Compliance. Except as set forth on Section 2.11(d) of the Company Disclosure Schedule, (i) Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Company Employee Plan and Employment Agreement, and each Company Employee Plan and Employment Agreement has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Company Employee Plan; (iii) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened or reasonably anticipated against any Company Employee Plan or Employment Agreement or against the assets of any Company Employee Plan, except for claims for benefits in the ordinary course; (iv) each Company Employee Plan and Employment Agreement can be amended, terminated or otherwise discontinued after the Effective Time, without material liability to Parent, Company or any of its ERISA Affiliates (other than ordinary administration expenses); (v) there are no audits, inquiries or proceedings pending or, to the knowledge of Company or any ERISA Affiliates, threatened by the IRS, DOL or any other Governmental Entity with respect to any Company Employee Plan; and (vi) neither Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

      (e) Retirement Plans and Welfare Plans. Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including, without limitation, any contingent liability) under any Multiemployer Plan, any Pension Plan subject to Title IV of ERISA or Section 412 of the Code, any multiple employer plan (as defined in ERISA or the Code), or any “funded welfare plan” within the meaning of Section 419 of the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation, except to the extent that there is still a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to incorporate such provisions. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, to the knowledge of the Company, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status. Except as set forth on Section 2.11(e) of the Company Disclosure Schedule, no Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

      (f) No Post-Employment Obligations. Except as set forth in Section 2.11(f) of the Company Disclosure Schedule, no Company Employee Plan provides, or reflects or represents any liability to provide post-termination life, health or other welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and, to the knowledge of the Company, Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with post-termination life, health or other welfare benefits, except to the extent required by statute.

      (g) Effect of Transaction.

      (i) Except as set forth on Section 2.11(g) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employment Agreement, trust, loan or other agreement or arrangement that will or might result in any payment (whether of severance pay, “gross-up,” or indemnity with respect to any “parachute payment” (as defined in subclause (ii) below) or similar payment or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

      (ii) Except as set forth on Section 2.11(g) of Company Disclosure Schedule, no payment or benefit which will or may be made by Company or its ERISA Affiliates with respect to any Employee will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code.

      (h) Employment Matters. Except as set forth in Section 2.11(h) of the Company Disclosure Schedule, Company: (i) is in material compliance in all respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) is not liable for any arrears of wages or penalties with respect thereto; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). Except as set forth in Section 2.11(h) of the Company Disclosure Schedule, as of the date hereof, to the Company’s knowledge, there are no pending, threatened or reasonably anticipated claims or actions against Company under any worker’s compensation policy or long-term disability policy. Except as set forth in Section 2.11(h) of the Company Disclosure Schedule, each current Employee who resides in the United States of America is an “at-will” employee whose employment can be terminated by the Company or an ERISA Affiliate at any time, with or without cause.

      (i) Labor. No work stoppage or labor strike against Company is pending, threatened or reasonably anticipated. Company does not know of any activities or proceedings of any labor union to organize any Employees. Except as set forth in Section 2.11(i) of the Company Disclosure Schedule, there are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company. Neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Section 2.11(i) of Company Disclosure Schedule, Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Company.

      (j) International Employee Plan. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason without liability to Company or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

      (k) Israeli Employees. Solely with respect to Employees who reside or work in Israel (“Israeli Employees”), except as set forth in Section 2.11(k) of the Company Disclosure Schedule: (i) Company is not a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, or is otherwise required (under any legal requirement, under any contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by law to be provided pursuant to rules and regulation of the Histadrut (General Federation of Labor), the Coordinating Bureau of Economic Organization and the Industrialists’ Association. Company has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees. Company does not have and is not subject to, and no Israeli Employee of Company benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof; (ii) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in employment agreements or applicable law; (iii) there is no Contract between Company and any of its Israeli Employees or directors that cannot be terminated by Company upon less than three months notice without giving rise to a claim for damages or compensation (except for statutory severance pay); (iv) Company’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law (5723-1963) are fully funded or accrued on the Company’s financial statements and Company does not use the provisions of Section 14 of the Severance Pay Law with respect to such statutory severance pay; (v) except as set forth in Section 2.11(k) of the Company Disclosure Schedule, Company has

no knowledge of any circumstance that could give rise to any valid claim by a current or former Israeli Employee for compensation on termination of employment (beyond the statutory severance pay to which employees are entitled); (vi) all amounts that Company is legally or contractually required either (x) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid, and Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment; and (vii) Company is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including but not limited to The Prior Notice to the Employee Law 2002, The Notice to Employee (Terms of Employment) Law 2002, the Prevention of Sexual Harassment Law (5758-1998), and The Employment by Human Resource Contractors Law 1996. All obligations of Company with respect to statutorily required severance payments to Israeli Employees have been fully satisfied or have been fully funded by contributions to appropriate insurance funds pursuant to the Severance Pay Law (5723-1963). Other than as set forth in Section 2.11(k) of the Company Disclosure Schedule: (i) as of the date hereof, Company has not engaged any Israeli employees whose employment would require special licenses or permits, and (ii) there are no unwritten Company policies or customs which, by extension, could entitle Israeli Employees to benefits in addition to what they are entitled by law (including, by way of example but without limitation, unwritten customs concerning the payment of statutory severance pay when it is not legally required). Company has not engaged any consultants, sub-contractors or freelancers who, according to Israeli law, would be entitled to the rights of an employee vis a vis Company, including rights to severance pay, vacation, recuperation pay (dmei havaraa) and other employee-related statutory benefits. For purposes of this Agreement, the term “Israeli Employee” shall be construed to include consultants, sales agents and other independent contractors who spend (or spent) a majority of their working time in Israel on the business of Company or a subsidiary (each of whom shall be so identified in Section 2.11(k) of the Company Disclosure Schedule). In addition, Company has provided to Parent: (i) a correct and complete summary of the calculations concerning the components of the Israeli Employees’ salaries, including any components which are not included in the basis for calculation of amounts set aside for purposes of statutory severance pay and pension; (ii) any and all agreements with human resource contractors, or with consultants, sub-contractors or freelancers; (iii) a summary of its policies, procedures and customs regarding termination of Israeli Employees; and (iv) a summary of any dues it pays to the Histadrut Labor Organization and whether Company participates in the expenses of any worker’s committee (Va’ad Ovdim).

      2.12 Registration Statement; Prospectus/ Proxy Statement. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including amendments or supplements thereto) (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Company for inclusion in the Prospectus/ Proxy Statement to be filed by Parent and Company with the SEC as part of the Registration Statement pursuant to Section 5.1(a) hereof (the “Prospectus/ Proxy Statement”) will, at the date or dates mailed to the shareholders of Company, and at the time of Company General Meeting in connection with the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Prospectus/ Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, and the Israeli Companies Law and the Israeli Securities Law, 1968, and the rules and regulations promulgated thereunder. If at any time prior to Company General Meeting, any event relating to Company or any of its affiliates, officers or directors should be discovered by Company which should be set forth in an amendment to the Registration Statement or a supplement to the Prospectus/ Proxy Statement, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained or incorporated by reference in the Registration Statement or Prospectus/ Proxy Statement.

      2.13 Restrictions on Business Activities. There is no Contract, judgment, injunction, order or decree binding upon Company or its subsidiaries or to which Company or any of its subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or impairing any material business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted.

      2.14 Property. Neither Company nor any of its subsidiaries owns any material real property. Company and each of its subsidiaries have good and defensible title to, or in the case of leased properties and assets, valid leasehold interests in, all of their material properties and assets, free and clear of all Liens except: (a) Liens for Taxes not yet due and payable; and (b) such Liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby. All leases pursuant to which Company or any of its subsidiaries lease from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of Company or any of its subsidiaries or, to Company’s knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Company or subsidiary has not taken adequate steps to prevent such default from occurring). All of the equipment of Company and its subsidiaries which is in regular use and which is material to the business of Company and its subsidiaries has been maintained in good operating condition and repair, reasonable wear and tear excepted, except for such failures to be in good operating condition and repair that would not, either individually or in the aggregate, reasonably be expected to materially impact the operation of the business of the Company and its subsidiaries, taken as a whole.

      2.15 Taxes.

      (a) Definition of Taxes. For purposes of this Agreement, “Tax” or, collectively, “Taxes”, means: (i) any and all United States, Israeli, federal, provincial, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, linkage for inflation, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including, without limitation, any liability under United States Treas. Reg. Section 1.1502-6 or any comparable provision of Israeli, foreign, state or local law); and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

      (b) Tax Returns and Audits. Except as provided on Section 2.15 of the Company Disclosure Schedule:

(i) Company and each of its subsidiaries has timely filed, taking into account properly obtained extensions of time to file, all United States, Israeli, federal, state, local and foreign returns, estimates, declarations, information statements and reports (“Returns”) relating to Taxes required to be filed by Company and each of its subsidiaries with any Tax authority, and such Returns are true and correct in all material respects and have been completed in material accordance with applicable law. Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

(ii) Company and each of its subsidiaries (A) has paid or accrued all Taxes it is required to pay or accrue and (B) has withheld from each payment or deemed payment made to its past or present employees, officers, directors and independent contractors, suppliers, creditors, stockholders or other third parties all material Taxes and other deductions required to be withheld and has, within the time and in the manner required by law, paid such withheld amounts to the proper governmental authorities.

(iii) Neither Company nor any of its subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against Company, nor has Company nor any of its subsidiaries executed any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any Tax.

(iv) No audit or other examination of any Return of Company or any of its subsidiaries is currently in progress, nor has Company or any of its subsidiaries been notified of any request for such an audit or other examination, nor is any taxing authority (including the Investment Center with respect to Company’s status as an “Approved Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959) asserting, or to Company’s knowledge, threatening to assert, against Company or any of its subsidiaries any claim for Taxes. There are no matters relating to material Taxes under discussion between any taxing authority and Company or any of its subsidiaries.

(v) No material adjustment relating to any Returns filed by Company or any of its subsidiaries (and no claim by a taxing authority in a jurisdiction in which Company does not file Returns that Company or any of its subsidiaries may be subject to taxation by such jurisdiction) has been proposed, formally or, to Company’s knowledge, informally, by any Tax authority to Company or any of its subsidiaries or, to Company’s knowledge, any Company accountant, attorney or other advisor or representative thereof.

(vi) Neither Company nor any of its subsidiaries has any liability for unpaid Taxes in excess of $100,000 (or the equivalent in other currencies) (whether or not shown to be due on any Return) which has not been accrued for or reserved on the most recent Company balance sheet in accordance with gaap, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the date of Company’s most recent balance sheet in connection with the operation of the business of Company and its subsidiaries in the ordinary course.

(vii) There is not any Contract, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company or any of its subsidiaries that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible as an expense pursuant to Section 162(m) of the Code, nor has Company made any payment of any amount that would not be deductible as an expense pursuant to Section 404 of the Code.

(viii) Neither Company nor any of its subsidiaries: (A) has ever been a member of an affiliated group filing a consolidated Return, except for the affiliated group, the parent of which is Precise Software Solutions, Inc.; (B) has ever been a party to any Tax sharing or Tax allocation agreement, arrangement or understanding and does not owe any amount under any such agreement, other than this Agreement; (C) is liable for the Taxes of any other person under United States Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, except for liability created as a result of being a member of the affiliated group, the parent of which is Precise Software Solutions, Inc.; and (D) is currently a party to any joint venture, partnership or other arrangement that could be treated as a partnership for income Tax purposes.

(ix) There are no Liens on the assets of Company or any of its subsidiaries relating to or attributable to Taxes except for Liens for Taxes not yet due and payable.

(x) Except as otherwise contemplated in this Agreement, neither Company nor any of its subsidiaries has requested or received a ruling from any taxing authority or signed a closing or other agreement with any taxing authority which would reasonably be expected to have an adverse effect on Company.

(xi) Neither Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code: (A) in the two years prior to the date of this Agreement or; (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(xii) To the knowledge of Company, it should qualify as an Industrial Company according to the meaning of that term in the Law for the Encouragement of Industry (Taxes), 1969, and the Company believes that after any applicable Tax holiday, Section 47(A1) of the Law Encouragement of Capital Investment, 1959 applies to the Company, considering its level of foreign investment. The Company also believes that as of the date hereof 90% or more of its shares are owned by non-Israeli residents. To the knowledge of Company, the consummation of the Merger will not have any adverse effect on such qualification as an Industrial Company.

(xiii) Company and each of its subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement, approval or order of any government and, to the knowledge of Company, subject to receipt of the Investment Center Approvals and the other Approvals required herein, the consummation of the Merger will not have any adverse effect on the validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement or order.

(xiv) The Company Disclosure Schedule lists each material tax incentive granted to or enjoyed by Company and its subsidiaries under the laws of the State of Israel, the period for which such tax incentive applies, and the nature of such tax incentive. Company and its subsidiaries have complied with all material requirements of Israeli law to be entitled to claim all such incentives. To the knowledge of Company, subject to receipt of the Investment Center Approval and other Approvals required herein, consummation of the Merger will not adversely affect the continued qualification for the incentives or the terms or duration thereof or require any recapture of any previously claimed incentive, and no consent or approval of any Governmental Entity is required, other than as contemplated by the Disclosure Schedule, prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Corporation or its subsidiaries to any such incentive.

(xv) To Company’s knowledge, there has been no indication from any Tax authority that the consummation of the Merger would adversely affect the Surviving Corporation’s ability to set off for tax purposes in the future any and all losses accumulated by Company as of the Closing Date.

      2.16     Brokers. Except for fees and expenses payable to Goldman, Sachs & Co. (“Goldman Sachs”) pursuant to an Engagement Letter dated September 5, 2002, a true, correct and complete copy of which has been provided to Parent and which has not been amended or modified in any respect, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby, including the Merger.

      2.17     Intellectual Property.

      (a) For the purposes of this Agreement, the following terms have the meanings set forth below:

“Intellectual Property” shall mean any or all of the following: (i) works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works; (ii) inventions (whether or not patentable), improvements, and technology; (iii) proprietary and confidential information, trade secrets and know how; (iv) databases, data compilations and collections and technical data; (v) logos, trade names, trade dress, trademarks and service marks; (vi) domain names, web addresses and sites; (vii) tools, methods and processes and (viii) all instantiations of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” shall mean any and all worldwide, common law and/or statutory rights in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including without limitation invention disclosures (“Patents”); (ii) all trade secrets and other rights in know how and confidential or proprietary information; (iii) all copyrights, copyrights registrations and applications therefor, and mask works and mask work registrations and applications therefor, and all other rights corresponding thereto (“Copyrights”); (iv) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefore (“URLs”); all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); (v) all “moral” or economic rights of authors and inventors, however denominated throughout the world, and (vi) any similar, corresponding or equivalent rights to any of the foregoing.

“Company Intellectual Property” shall mean any Intellectual Property and Intellectual Property Rights, including Registered Intellectual Property Rights that are owned by or exclusively licensed to Company or any of its subsidiaries.

“Registered Intellectual Property Rights” shall mean all United States, international and foreign: (i) Patents, including applications therefor; (ii) registered Trademarks, applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) Copyright registrations and applications to register Copyrights; and (iv) any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Company Product” means any product or service offering of the Company or any of its subsidiaries being marketed, sold or licensed by Company or any of its subsidiaries.

      (b) Section 2.17(b) of the Company Disclosure Schedule lists all Registered Intellectual Property Rights owned or exclusively licensed by, or filed in the name of, or applied for by Company or any of its subsidiaries as of the date hereof (the “Company Registered Intellectual Property Rights”) and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of Company Registered Intellectual Property Rights or Company Intellectual Property.

      (c) Company has no knowledge of any facts or circumstances that would render any Company Intellectual Property which are Intellectual Property Rights or Registered Intellectual Property Rights invalid or unenforceable or would adversely affect any pending application for any Company Registered Intellectual Property Right and neither Company nor any of its subsidiaries has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property Right.

      (d) Each material item of Company Registered Intellectual Property Rights is valid and subsisting, and all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property Rights. There are no actions that must be taken by Company or any of its subsidiaries within sixty (60) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to the PTO office actions, documents, applications or certificates for the purposes of prosecuting, maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property Rights. In each case in which Company or any of its subsidiaries has acquired ownership of any Intellectual Property from any person, Company or such subsidiary has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property and the associated Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to Company or such subsidiary and, to the maximum extent provided for by, and in accordance with, applicable laws and regulations with respect to Registered Intellectual Property Rights acquired by Company or any of its subsidiaries, Company or such subsidiary has recorded each such assignment with the relevant Governmental Entities, including the PTO, the

U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. Neither Company nor any of its subsidiaries has claimed a particular status, including “Small Business Status,” in the application for any Intellectual Property Rights, which claim of status was at the time made inaccurate in any material respect.

      (e) All Company Intellectual Property will be fully transferable, alienable or licensable by Surviving Corporation and/or Parent without restriction and without payment of any kind to any third party.

      (f) Each material item of Company Intellectual Property, including all Company Registered Intellectual Property Rights listed in Section 2.17(b) of the Company Disclosure Schedule and all Intellectual Property licensed to Company or any of its subsidiaries on a non-exclusive basis, is free and clear of any Liens. Except as set forth in the Company Disclosure Schedule, Company or one or more of its subsidiaries is the exclusive owner, or has acquired the necessary licenses to use, of all material Trademarks used in connection with the operation or conduct of the business of Company, including the sale, distribution or provision of any Company Products by Company or any of its subsidiaries. Company or one or more of its subsidiaries is the exclusive owner of, or has acquired the appropriate licenses to use, all Copyrighted works that are included or incorporated into Company Products or which Company or any of its subsidiaries otherwise purports to own.

      (g) Company has not transferred ownership of or granted any exclusive license of or right to use or authorized the exclusive retention of any rights to use or joint ownership of any Intellectual Property or Intellectual Property Rights that is or was Company Intellectual Property, to any other person.

      (h) All Company Intellectual Property was created solely by either (i) employees of Company or one or more of its subsidiaries acting within the scope of their employment or (ii) by third parties who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to Company or one of its subsidiaries.

      (i) To the extent that any Company Intellectual Property has been developed or created independently or jointly by any person other than Company or any of its subsidiaries for which Company or such subsidiary has paid any consideration of any kind, Company or one or more of its subsidiaries has a written Contract with such person with respect thereto, and Company or one or more of its subsidiaries thereby has obtained ownership of, and is the exclusive owner of, all such Company Intellectual Property and associated Intellectual Property Rights by operation of law or by valid assignment.

      (j) Other than (i) inbound “shrink-wrap” and similar generally available commercial binary code end-user licenses and (ii) software licensed from third parties identified in Section 2.17(k) of the Company Disclosure Schedule, Company Intellectual Property constitutes all the material items of Intellectual Property and Intellectual Property Rights which, as of the date hereof, are used in and necessary to the conduct of the business of Company as it currently is conducted, including, without limitation, the design, development, manufacture, use, import and sale of products, technology and services (including products, technology or services currently under development).

      (k) Other than: (i) inbound “shrink-wrap” and similar generally available commercial binary code end-user licenses and (ii) customer agreements entered into in the ordinary course of Company business, the Contracts listed in Section 2.17(k) of the Company Disclosure Schedule include all Contracts to which Company or any of its subsidiaries is a party as of the date hereof with respect to any Intellectual Property and Intellectual Property Rights. Except as set forth in the Company Disclosure Schedule, all such Contracts are in full force and effect and the consummation of the transactions contemplated by this Agreement will not violate, trigger any right of any third party to obtain any source code from any escrow under, or result in the breach, modification, cancellation, termination or suspension of such Contracts. Company is not in breach of nor has Company failed to perform under, any of the foregoing contracts, licenses or agreements and, to Company’s knowledge, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder. Except as set forth in the Company Disclosure Schedule, following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company’s rights under such Contracts to the same extent Company would have been able to had the Merger not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay.

      (l) Except for inbound “shrink-wrap” and generally available commercial binary code end-user or enterprise licenses and except for technology in the public domain and as set forth in the Company Disclosure Schedule, all Intellectual Property used in and necessary to the conduct of Company’s business as presently conducted (including, without limitation, the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of Company Products and any products, technology or services currently under development by Company or any of its subsidiaries) was created solely by: (i) employees of Company or one or more of its subsidiaries acting within the scope of their employment; (ii) third parties who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to Company or one or more of its subsidiaries or (iii) third parties who have granted to Company or one or more of its subsidiaries a perpetual license (sufficient for the conduct of Company’s business as presently conducted and currently contemplated to be conducted by Company) to all such third party’s Intellectual Property Rights in such Intellectual Property, and no third party owns or has any rights to any of Company Intellectual Property (other than non-exclusive license rights therein in connection with licensing Company Products in the ordinary course of Company business consistent with past practice).

      (m) Other than customer agreements entered into in the ordinary course of Company business consistent with past practice, Section 2.17(m) of the Company Disclosure Schedule lists all Contracts to which Company and any of its subsidiaries is a party as of the date hereof wherein or whereby Company or any of its subsidiaries has assumed any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by Company or any of its subsidiaries or such other person of the Intellectual Property Rights of any person other than Company or any of its subsidiaries.

      (n) There are no Contracts between Company or any of its subsidiaries and any other person with respect to Company Intellectual Property under which there is any material dispute as of the date hereof regarding the rights and obligations specified in such Contracts, or performance under such Contracts including with respect to any payments to be made or received by Company or any of its subsidiaries thereunder.

      (o) Company or one or more of its subsidiaries have the right to use, pursuant to valid licenses, all software development tools, library functions, compilers and all other third-party software that are material to the operation of the business of Company or that are required to create, modify, compile, operate or support any software that is Company Intellectual Property or is incorporated into any Company Product.

      (p) Except as set forth in the Company Disclosure Schedule, no government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property. To the knowledge of Company, no current or former employee, consultant or independent contractor of Company, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Company.

      (q) Section 2.17(q) of the Company Disclosure Schedule lists all items of Company Intellectual Property as of the date hereof which were developed with funding provided by or are subject to restriction, constraint, control, supervision, or limitation imposed by the OCS or any other Governmental Entity or quasi-Governmental Entity. Except as set forth in Section 2.17(q) of the Company Disclosure Schedule, (i) all Company Intellectual Property is freely transferable, conveyable, and/or assignable by Company and/or Parent or Surviving Corporation to any entity located in any jurisdiction in the world without any restriction, constraint, control, supervision, or limitation whatsoever that could be imposed by the Israeli Office of the Chief Scientist (or any other similar governmental entity or quasi-governmental entity) and (ii) no restriction, constraint, control, supervision, or limitation whatsoever can be, or will be, imposed by the Israeli Office of the Chief Scientist (or any other Governmental Entity or quasi-Governmental Entity) on the place, method and scope of exploitation of any Company Intellectual Property (including the operation of the business of

Company as it is currently conducted, including, without limitation, the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of Company Products and any products, technology a services currently under development by Company or any of its subsidiaries).

      (r) The operation of the business of Company as it currently is conducted (including, without limitation, the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of Company Products and any products, technology or services currently under development by Company or any of its subsidiaries), including but not limited to the design, development, use, import, manufacture and sale of the products, technology or services (including products, technology or services currently under development) of Company does not, and will not when conducted by Parent and/or Surviving Corporation in substantially the same manner following the Closing, infringe or misappropriate any Intellectual Property Right of any person, violate any right of any person (including any right to privacy or publicity) or constitute unfair competition or trade practices under the laws of any jurisdiction. Company has not received notice from any person directing Company to review or consider the applicability of such person’s Intellectual Property Rights to Company’s business and/or Intellectual Property Rights (other than the person specified on Schedule 7.1(g)) or claiming that such operation or any act, product, technology or service (including products, technology or services currently under development) of Company infringes or misappropriates any Intellectual Property Right of any person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does Company have knowledge of any basis therefor).

      (s) To the knowledge of Company, no person is infringing or misappropriating any Company Intellectual Property.

      (t) Except as set forth in Section 2.17(t) of the Company Disclosure Schedule, no Company Intellectual Property Right is subject to any proceeding or outstanding decree, order, judgment, Contract or stipulation that restricts in any manner the use, transfer or licensing thereof by Company or which would reasonably be expected to adversely affect the validity, use or enforceability of such Company Intellectual Property.

      (u) Company and its subsidiaries have taken commercially reasonable steps to protect Company’s and its subsidiaries’ rights in confidential information and trade secrets of Company and its subsidiaries or of other persons, to the extent required in connection with the disclosure of such confidential information or trade secrets to Company or any of its subsidiaries. Without limiting the foregoing, Company has, and enforces, a policy requiring each employee, consultant and contractor to execute proprietary information, confidentiality and assignment Contracts substantially in one of the forms made available to Parent and all current and former employees, consultants and contractors of Company and its subsidiaries have executed such Contract. All employees of Company and its subsidiaries have entered into one or more valid and binding written Contracts with Company or one of its subsidiaries sufficient to vest title in Company or such subsidiary of all Intellectual Property, including all accompanying Intellectual Property Rights, created by such employee in the scope of his or her employment with Company or such subsidiary.

      (v) Neither this Agreement nor the Merger will result in: (i) Parent’s or the Surviving Corporation’s granting to any third party any right to or with respect to any Intellectual Property or Intellectual Property Right owned by, or licensed to, either of them; (ii) either Parent’s or the Surviving Corporation’s being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses; or (iii) either Parent’s or the Surviving Corporation’s being contractually obligated to pay any royalties or other amounts to any third party in excess of those payable by Parent or Surviving Corporation, respectively, prior to the Closing Date.

      (w) The information that was provided by the Company or any of its subsidiaries to Parent prior to the date of this Agreement with respect to the obligations or liabilities of the Company or any of its subsidiaries arising or resulting from the use of the material Intellectual Property or Intellectual Property Rights of any third party in any of the products of the Company or any of its subsidiaries currently marketed by, commercially available from, or under development by the Company or any of its subsidiaries, includes all material information as to the scope, terms and extent of all such obligations and liabilities and is true and complete in all material respects and neither the Company nor any of its subsidiaries has, prior to the date of this Agreement, omitted to state any material fact necessary in order to make such information not misleading.

      (x) Except as set forth in Section 2.17(x) of the Company Disclosure Schedule, neither Company nor any of its subsidiaries has disclosed or delivered to any party, or permitted the disclosure or delivery to any party of, any Company Source Code (as defined below). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery by Company or any of its subsidiaries or any other party acting on Company’s or any of its subsidiaries’ behalf to any third party of any Company Source Code, except disclosure to escrow agents pursuant to escrow agent agreements described in Section 2.17(x) of the Company Disclosure Schedule. Section 2.17(x) of the Company Disclosure Schedule identifies each contract, agreement and instrument by and between Company, or any of its subsidiaries, and any escrow agents pursuant to which Company or any of its subsidiaries has deposited, or is or may be required to deposit, with an escrow holder or any other party, any Company Source Code and further describes whether the execution of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code. As used in this Section 2.17(x), “Company Source Code” means, collectively, any software or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Company Product or any product or technology currently under development by Company or any of its subsidiaries.

      (y) Except as set forth in Section 2.17(y) of the Company Disclosure Schedule, no Public Software (as defined below): (i) forms part of the Company Intellectual Property; (ii) was or is used in connection with the development of any Company Intellectual Property; or (iii) was or is incorporated in whole or in part, or has been distributed, in whole or in part, in conjunction with any Company Intellectual Property or Company Product. With regard to any Public Software identified in Section 2.17(y) of the Company Disclosure Schedule, no such Public Software is software that is licensed pursuant to terms that: (a) require that other software used with or distributed with such software (the “Licensee’s Software”) or modifications a derivative works of the Public Software (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no charge or (b) grant, or purport to grant, to any third party any rights or immunities under the Licensee’s intellectual property or proprietary rights in the Licensee Software any derivative work thereof. As used in this Section 2.17(y), “Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including, but not limited to software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (ii) The Artistic License (e.g., PERL), (iii) the Mozilla Public License, (iv) the Netscape Public License, (v) the Sun Community Source License (SCSL), (vi) the Sun Industry Standards License (SISL), (vii) the BSD License, (viii) the Apache License, (ix) the XML Soap Library, (x) MIT/X or (xi) the Thai Open License.

      2.18     Contracts. Except as set forth in Section 2.17 or 2.18 of the Company Disclosure Schedule, as of the date hereof neither Company nor any of its subsidiaries is a party to or is bound by any of the following Contracts (other than any such Contract which is no longer of any force or effect):

(a) (i) any employment or consulting Contract with any Employee, or (ii) any service, operating or management Contract with respect to any of its facilities (whether leased or owned) other than, in the case of this clause (ii), (A) those that are terminable by Company or any of its subsidiaries on no more than ninety (90) days’ notice without liability or financial obligation to Company and (B) those that do not involve in excess of $100,000 being paid by the Company over the term thereof;

(b) any Contract of indemnification or any guaranty other than any Contract of indemnification entered into in connection with the sale or license of products or services in the ordinary course of business;

(c) any Contract containing any covenant limiting in any respect the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

(d) any Contract relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company or any of its subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company’s subsidiaries;

(e) any dealer, distributor, joint marketing or development Contract under which Company or any of its subsidiaries have continuing material obligations to jointly market any Company Product and which may not be canceled without penalty upon notice of ninety (90) days or less, or pursuant to which Company or any of its subsidiaries have continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by Company or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

(f) any Contract to license any third party to manufacture, reproduce, sell or distribute any Company Products, except Contracts with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

(g) any Contract to provide source code to any third party for any product or technology that is material to Company and its subsidiaries taken as a whole;

(h) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than trade payables incurred in the ordinary course of business;

(i) any material settlement agreement under which Company has ongoing obligations; or

(j) any other Contract involving in excess of $100,000 being paid by or to Company over the term thereof.

      Neither Company nor any of its subsidiaries, nor to Company’s knowledge any other party to any Contract required to be disclosed in Section 2.17 or 2.18 of the Company Disclosure Schedule (any such contract, a “Company Contract”), is in material breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any Company Contract in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate). Company has made available to Parent true and correct copies of any Contracts between Company and its top ten customers (based on revenues for the twelve months ended September 30, 2002).

      2.19     Opinion of Financial Advisor. The Company’s financial advisor, Goldman Sachs, has delivered to the Board of Directors of Company an oral opinion, to be confirmed in writing, to the effect that, as of the date of such opinion, the aggregate merger consideration (as defined in such opinion) to be received by Company’s shareholders is fair from a financial point of view to such shareholders.

      2.20     Insurance. Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its subsidiaries (collectively, the “Insurance Policies”) which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Company and its subsidiaries. There is no material claim by Company or any of its subsidiaries pending under any of the material Insurance Policies as to which coverage has been denied or disputed by the underwriters of such policies or bonds.

      2.21     Board Approval. The Board of Directors of Company has duly and unanimously: (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Company to its creditors; (b) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (c) determined to recommend that the shareholders of Company approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

      2.22     Inapplicability of Certain Statutes. Other than the Israeli Companies Law and other than competition statutes, Company is not subject to any business combination, control share acquisition, fair price or similar statute that applies to the Merger or any other transaction contemplated by this Agreement.

      2.23     Grants, Incentives and Subsidies. Section 2.23 of the Company Disclosure Schedule provides a complete list, as of the date hereof, of all pending and outstanding grants, incentives, exemptions and subsidies (collectively, “Grants”) from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to Company, including, without limitation, (i) grant of Approved Enterprise Status from the Investment Center and grants from OCS. Company has made available to Parent, prior to the date hereof, correct copies of all documents evidencing Grants submitted by Company and of all letters of approval, certificates of completion, and supplements and amendments thereto, granted to Company, and all material correspondence related thereto. Section 2.23 of the Company Disclosure Schedule lists, as of the date hereof: (a) all material undertakings of Company given in connection with the Grants; (b) the aggregate amount of each Grant; (c) the aggregate outstanding obligations of Company under each Grant with respect to royalties; (d) the outstanding amounts to be paid by OCS to Company and (e) the composition of such obligations or amount by the product or product family to which it relates. Company is in compliance, in all material respects, with the terms and conditions of all Grants and, except as disclosed in Section 2.23 of the Company Disclosure Schedule, has duly fulfilled, in all material respects, all the undertakings required thereby. Company is not aware of any event or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Grants.

      2.24     Encryption and Other Restricted Technology. Company’s business as currently conducted does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export is restricted under Israeli law, and Company’s business as currently conducted does not require Company to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, or other legislation regulating the development, commercialization or export of technology.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

      Parent and Merger Sub jointly and severally represent and warrant to Company, as of the date hereof, subject to such exceptions as are specifically disclosed in writing in the disclosure schedule supplied by Parent to Company, dated as of the date hereof and certified by a duly authorized officer of Parent (the “Parent Disclosure Schedule”), as follows:

      3.1     Organization and Qualification. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and, where applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. Merger Sub is a newly incorporated Israeli corporation. Except in connection with this Agreement, Merger Sub has not conducted any operations nor entered into any agreements, nor will it do either prior to the Effective Time. Merger Sub has no obligations or liabilities, either accrued, absolute, contingent or otherwise, nor will it have any such obligations or liabilities prior to the Effective Time or the earlier termination of this Agreement.

      3.2     Certificate of Incorporation and Bylaws; Articles of Association. Parent has previously furnished to Company complete and correct copies of its Certificate of Incorporation and Bylaws as amended to date (together, the “Parent Charter Documents”) and the Articles of Association of Merger Sub (the “Merger Sub Charter Documents”). Such Parent Charter Documents and Merger Sub Charter Documents are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and Merger Sub is not in violation of any of the provisions of the Merger Sub Charter Documents.

      3.3     Capitalization. As of the date of this Agreement, the authorized capital stock of Parent consists of 2,000,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $.001 per share (“Parent Preferred Stock”). As of the close of business on December 17, 2002, 411,735,484 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding. All of the issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable.

      3.4     Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and by Merger Sub and the performance by each of Parent and Merger Sub of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no vote by Parent’s stockholders are necessary to authorize this Agreement or for each of Parent and Merger Sub to perform its obligations hereunder, including the issuance of Parent Common Stock in connection with the Merger. This Agreement has been duly and validly executed and delivered by Parent and by Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes a legal and binding obligation of Parent and of Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting creditors’ rights generally and laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

      3.5     No Conflict; Required Filings and Consents.

      (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not: (i) conflict with or violate the Parent Charter Documents, Merger Sub Charter Documents or equivalent organizational documents of any of Parent’s subsidiaries; (ii) subject to compliance with the requirements set forth in Section 3.5(b) (or the Parent Disclosure Schedule) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which it or their respective properties are bound or affected; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent’s or any of its subsidiary’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material Contract to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not in the case of clauses (ii) or (iii), individually or in the aggregate: (A) reasonably be expected to have a Material Adverse Effect on Parent or (B) prevent or materially delay consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

      (b) Other than with respect to procedures under the Israeli Companies Law, the execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and

Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity with respect to Parent and Merger Sub except: (i) for: (A) compliance with applicable requirements of the Securities Act, the Exchange Act and Blue Sky Laws; (B) compliance with the pre-merger notification requirements of the HSR Act and under the comparable competition foreign laws that the parties reasonably determine to apply; (C) the OCS Approval; (D) approval of the Israeli Commissioner of Restrictive Trade Practices pursuant to the RTPA; (E) obtaining the Investment Center Approval; (F) compliance with the rules and regulations of Nasdaq; (G) obtaining the Israeli Income Tax Ruling and the Israeli Withholding Tax Ruling (which shall not be a condition precedent to its obligation to effect the Merger); (H) obtaining the Israeli Securities Exemptions (which, in the case of the Israeli Securities Election Exemption, shall not be a condition precedent to its obligation to effect the Merger); and (i) other filings and recordation as required by Governmental Entities other than those in the United States or Israel; and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications: (A) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, or (B) would not prevent or materially delay consummation of the Merger or otherwise prevent the parties hereto from performing their respective obligations under this Agreement.

      3.6     Financing. Parent has, or will have at the Closing, sufficient cash or cash-equivalent funds to pay the aggregate amount of Per Share Cash Consideration and the aggregate amount of cash included in the aggregate Per Share Mixed Consideration payable to the holders of Company Shares hereunder.

      3.7     Issuance of Parent Common Stock. When issued in accordance with the terms of this Agreement, the shares of Parent Common Stock to be issued pursuant to the Merger to the holders of Company Shares hereunder will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

      3.8     SEC Filings; Financial Statements.

      (a) Parent has made available to Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since December 31, 2001 (the “Parent SEC Reports”) and prior to the date of this Agreement, which are all the forms, reports and documents required to be filed by Parent with the SEC since such time. The Parent SEC Reports: (i) were and will be prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder; and (ii) did not and will not at the time of filing thereof (and if any Parent SEC Report filed prior to the date of this Agreement was amended or superseded by a filing prior to the date of this Agreement then also on the date of filing of such amendment or superseded filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s subsidiaries is required to file any reports or other documents with the SEC.

      (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports: (i) complied and will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of such filing; (ii) was and will be prepared in accordance with United States GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, may not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents the consolidated financial position of Parent and its consolidated subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal adjustments which were not or are not expected to be material in amount); and (iii) fairly presents in all material respects Parent’s revenue recognition policies.

      (c) Parent has previously furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

      3.9     Registration Statement; Prospectus/ Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Prospectus/ Proxy Statement will, at the date or dates mailed to the shareholders of Company and at the time of Company General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Prospectus/ Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations of the SEC thereunder. If at any time prior to the Company General Meeting, any event relating to Parent or Merger Sub should be discovered by Parent which should be set forth in an amendment to the Registration Statement or a supplement to the Prospectus/ Proxy Statement, Parent shall promptly inform Company. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by Company which is contained or incorporated by reference in the Registration Statement or Prospectus/ Proxy Statement.

      3.10 Absence of Certain Changes or Events. Since December 31, 2001 to the date hereof, there has not been any Material Adverse Effect on Parent.

      3.11 Company Share Ownership. As of the date of this Agreement, neither Parent nor any person or entity referred to in Section 320(c) of the Israeli Companies Law with respect to Parent owns any Company Shares.

      3.12 Brokers. Parent has not incurred nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby, except for any such fees and expenses payable solely by Parent.

      3.13 Merger Sub Board Approval. The Board of Directors of Merger Sub has unanimously: (a) determined that the Merger is fair to, and in the best interests of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors; (b) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (c) determined to recommend that the shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

      4.1 Conduct of Business by Company. Except as required or permitted by the terms of this Agreement, as set forth in Section 4.1 of the Company Disclosure Schedule or approved by Parent in writing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of Company and its subsidiaries shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and Taxes when due (subject to good faith disputes over such debts or Taxes), pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to: (a) preserve intact its present business organization; (b) keep available the services of its present officers and employees; and (c) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings; provided, however, that in the event Company shall be required to take or refrain from taking any action pursuant to this Section 4.1 that would cause any representation or warranty of Company set forth in this Agreement to be or become inaccurate, Company shall so notify Parent in writing, and as soon as practicable, and in no event more than three (3) business days, after Parent’s receipt of such notice Parent shall advise Company in writing as to whether Company should (x) comply with this Section 4.1, in which event such action or inaction shall not be deemed to constitute a breach of, or inaccuracy in, such representations or warranties, or (y) cause such representation or warranty to remain accurate, in which such action or inaction shall not be deemed to constitute a breach of this Section 4.1).

      In addition, except as required or permitted by the terms of this Agreement, as set forth in Section 4.1 of the Company Disclosure Schedule or approved by Parent in writing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following (it being understood and agreed that any action taken or omitted to be taken by Company after the execution and delivery of this Agreement that is either permitted by the terms of this Section 4.1 or approved by Parent in writing pursuant to this Section 4.1 shall not be deemed to constitute a breach of, or inaccuracy in, any of the representations or warranties of Company set forth in this Agreement):

(a) Waive any stock repurchase rights, accelerate (other than in accordance with written agreements outstanding on the date hereof and disclosed on Section 2.3 or 2.11(g) of the Company Disclosure Schedule), amend or change the period of exercisability of any Company Stock Option, or reprice any Company Stock Option or authorize cash payments in exchange for any Company Stock Option, or allow any new enrollments in the ESPP or allow any participant in the ESPP to increase his or her participation rate in the ESPP;

(b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or written policies existing, on the date hereof and included in the Company Disclosure Schedule, or as required by applicable law or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement, custom, policy or arrangement existing on the date hereof, or grant any equity-based compensation, whether payable in cash or stock, except for grants of Company Stock Options to purchase not more than 150,000 Company Shares in the aggregate under a Company Option Plan to new hires in the ordinary course consistent with past practice, which Company Stock Options shall not accelerate as a result of the occurrence of any of the transactions contemplated by this Agreement (whether alone or upon the occurrence or nonoccurrence of any additional or subsequent events);

(c) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to Company Intellectual Property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any person future patent rights, other than non-exclusive licenses granted to end users in the ordinary course of business consistent with past practices; provided that in no event shall Company: (i) license on an exclusive basis or sell any Company Intellectual Property; or (ii) enter into any agreement (A) containing pricing or discounting terms or provisions other than in the ordinary course of business consistent with past practices, (B) granting any site license, or (C) limiting the right of Company to engage in any line of business or to compete with any person;

(d) Enter into, renew or modify any Contracts relating to the distribution, sale, license or marketing by third parties of Company Products;

(e) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(f) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares, or permit the transfer of any Company Shares by Precise Software Solutions, Inc. to any other subsidiary of the Company, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date hereof (or any such agreements entered into in the ordinary course consistent with past practice with Employees hired after the date hereof);

(g) Issue, deliver, sell, authorize, pledge or otherwise encumber (or propose any of the foregoing with respect to) any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of such capital stock or any securities convertible into shares of such capital stock, or enter into other Contracts of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and sale of: (i) Company Shares pursuant to the exercise of stock options, warrants and other agreements set forth in Section 2.3 of the Company Disclosure Schedule, in each case outstanding as of the date of this Agreement; (ii) Company Shares issuable to participants in the ESPP consistent with the terms thereof; and (iii) grants of Company Stock Options to purchase not more than 150,000 Company Shares in the aggregate under a Company Option Plan to new hires in the ordinary course consistent with past practice, which Company Stock Options shall not accelerate as a result of the occurrence of any of the transactions contemplated by this Agreement (whether alone or upon the occurrence or nonoccurrence of any additional or subsequent events);

(h) Cause, permit or propose any amendments to Company Charter Documents (or similar governing instruments of any of its subsidiaries);

(i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any person or division thereof, or otherwise acquire or agree to acquire all or substantially all of the assets of any of the foregoing, enter into any joint ventures, strategic partnerships or alliances or form or agree to form any subsidiaries;

(j) Sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer any properties or assets or any interest therein other than: (i) sales and licenses in the ordinary course of business consistent with past practice; and (ii) the sale, lease or disposition (other than through licensing permitted by clause (c)) of property or assets which are not material, individually or in the aggregate, to the business of Company and its subsidiaries taken as a whole in the ordinary course of business consistent with past practice; or grant or otherwise create or consent to the creation of any Lien affecting any owned or leased real property or any part thereof;

(k) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables consistent with past practice;

(l) Adopt or amend any Employment Agreement or Company Employee Plan, except as may be required by law or this Agreement; or enter into any employment Contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will,” except as may be required by Legal Requirements, and who are not officers of Company); agree to pay or pay any special bonus or special remuneration to any director or employee; or increase the salaries or wage rates or benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants except, in each case, as may be required by law or by any existing employee benefit plan, policy, arrangement, program or Contract disclosed on Section 2.11 of the Company Disclosure Schedule, or break with past customs or unwritten policies of Company with respect to benefits not required by law with respect to its employees, including by way of example only and without limitation, payment of severance pay in Israel under circumstances in which it is not legally required;

(m) (i) Pay, discharge, or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or settle any litigation (whether or not commenced prior to the date of this Agreement), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms in existence as of the date hereof, or (ii) waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar Contract to which Company or any of its subsidiaries is a party or of which Company or any of its subsidiaries is a beneficiary;

(n) Modify, amend or terminate any Contract set forth or required to be set forth in Section 2.17 or 2.18 of the Company Disclosure Schedule or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(o) Except as required by GAAP, revalue any of its assets (including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable) or make any change in accounting methods, principles or practices;

(p) Hire any employee with an annual compensation level in excess of $150,000;

(q) Other than (i) fees and expenses payable to Goldman Sachs pursuant to the engagement letter referred to in Section 2.16 and (ii) fees and expenses payable to legal, accounting and other professional service advisors as disclosed in Section 4.1(q) of the Company Disclosure Schedule, make any individual or series of related payments outside of the ordinary course of business (including payments to legal, accounting or other professional service advisors) in excess of $1,500,000 in the aggregate;

(r) Enter into any Contract or series of related Contracts requiring Company or any of its subsidiaries to pay in excess of $500,000 over the term of such Contract or series of Contracts;

(s) Make any Tax election inconsistent with past practice, agree to pay, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes, or request, negotiate or agree to any Tax rulings; or

(t) Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through (s) above.

ARTICLE V

ADDITIONAL AGREEMENTS

      5.1 Prospectus/ Proxy Statement; Registration Statement.

      (a) As promptly as practicable after the execution and delivery of this Agreement, Company and Parent shall prepare and file with the SEC the Prospectus/ Proxy Statement, and Parent shall prepare and file with the SEC the Registration Statement, in which the Prospectus/ Proxy Statement will be included as a prospectus. Each of Company and Parent shall promptly provide to the other all such information as reasonably may be required or appropriate for inclusion in the Registration Statement and/or the Prospectus/ Proxy Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other party’s counsel and auditors in the preparation of the Registration Statement and the Prospectus/ Proxy Statement. Each of Company and Parent shall respond to any comments of the SEC and shall use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Company shall cause the Prospectus/ Proxy Statement to be mailed to Company’s shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Company and Parent shall prepare and file any other filings required to be filed by it under the Exchange Act or any other Federal, foreign or related laws relating to the Merger and the transactions contemplated by this Agreement (the “Other Filings”). Each of Company and Parent shall notify the other promptly upon the receipt of any comments or other communication from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Prospectus/ Proxy Statement, or any Other Filing, or for additional information and shall supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Prospectus/ Proxy Statement, the Merger or any Other Filing. Company may include in the Prospectus/ Proxy Statement separate proposals submitting to its shareholders for approval: (i) the Articles Amendment (as defined in Section 5.14), and (ii) the modification of the terms of all outstanding Company Stock Options held by Company directors to provide (A) that such Company Stock Options shall become fully vested and exercisable upon a change of control of Company, including consummation of the Merger, and (B) that each such Company Stock Option shall remain exercisable following the Effective Time for the balance of its ten year term irrespective of the director’s termination of service with Company (the “Option Proposal”); provided that obtaining such approval of the Articles Amendment and the Option Proposal shall not be a condition precedent to the obligation of the Parties to effect the Merger. All filings by Company with the SEC in connection with the transactions contemplated hereby, including the Prospectus/ Proxy Statement and any amendment or supplement thereto, and all Other Filings, shall be subject to the prior review of Parent. Each of Company and Parent shall cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply as to form and substance in all material respects with the applicable requirements of law and the rules and regulations promulgated thereunder, including (i) the Exchange Act, (ii) the Securities Act, (iii) the rules and regulations of Nasdaq and (iv) the requirements of the Israeli Companies Law and the Israeli Securities Law, 1968, and regulations thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement, the Prospectus/ Proxy Statement or any Other Filing, Company or Parent, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to the shareholders of Company, such amendment or supplement.

      (b) The Prospectus/ Proxy Statement shall include, inter alia: (i) the recommendation of the Board of Directors of Company to Company’s shareholders that they vote in favor of approval of this Agreement, the Merger and the other transactions contemplated by this Agreement, subject to the right of the Board of Directors of Company to withhold, withdraw, amend, modify or change its recommendation in favor of this Agreement and the Merger in compliance with Section 5.7; and (ii) the opinion of Goldman Sachs referred to in Section 2.19. Company shall deliver to Parent a copy of the written opinion of Goldman Sachs referred to in Section 2.19 promptly following Company’s receipt thereof.

      5.2 Merger Proposal. As promptly as practicable after the execution and delivery of this Agreement: (a) Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in the form of Exhibit E (the “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law; (b) Company and Merger Sub shall call Company General Meeting and a general meeting of Merger Sub’s shareholders, respectively, and (c) each of Company and Merger Sub shall deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of such shareholders meetings. Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform their respective non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law and the regulations promulgated thereunder. Promptly after Company and Merger Sub shall have complied with the preceding sentence and with subsections (i) and (ii) below, but in any event no more than three (3) business days following the date on which such notice was sent to the creditors, Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law and the regulations promulgated thereunder. In addition to the above, each of Company and, if applicable, Merger Sub, shall:

(i) Publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as Company or Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a popular newspaper in the United States, no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) if required, in such other manner as may be required by applicable law and regulations;

(ii) Within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) that Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above; and

(iii) If it employs 50 or more persons, send to the “workers committee” or display in a prominent place at Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three business days following the day on which the Merger Proposal was submitted to the Companies Registrar.

      5.3 Company General Meeting.

      (a) Company shall take all action necessary under all applicable Legal Requirements (promptly after the Registration Statement is declared effective by the SEC) to send the Prospectus/ Proxy Statement and hold a shareholders’ meeting to vote on the proposal to approve this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Company General Meeting”), the Articles Amendment and the Option Proposal whether or not at any time subsequent to the date hereof the Board of Directors of the Company determines in compliance with Section 5.7 that it can no longer recommend to Company’s shareholders that they vote in favor of approval of this Agreement and the Merger, unless Company shall have terminated this Agreement pursuant to and in accordance with Section 7.1(j) hereof and entered into an Alternative Agreement (as defined in Section 7.1(j)). Subject to the notice requirements of the Israeli Companies Law and the rules and regulations promulgated thereunder and the Articles of Association of Company, Company General Meeting shall be held (on a date selected by Company and consented to by Parent, which consent shall not be unreasonably withheld) as promptly as practicable after the date hereof but no earlier than 68 days from the filing of the Merger Proposal. Subject to the terms of Section 5.3(c) hereof, Company shall use commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement. Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with, Company General Meeting in compliance with all applicable Legal Requirements, including the Israeli Companies Law, the Articles of Association of Company, and the rules of Nasdaq. In the event that Parent, or any person or entity referred to in Section 320(c) of the Israeli Companies Law in connection with Parent, shall cast any votes in respect of this Agreement, the Merger or the other transactions contemplated by this Agreement, Parent shall, prior to such vote, disclose to Company the respective interests of Parent or such person or entity in such shares so voted. At the Company General Meeting, Parent and Merger Sub shall cause any Company Shares then owned by them and their subsidiaries to be voted in favor of the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement. Company may adjourn or postpone Company General Meeting: (i) if and to the extent necessary to provide any necessary supplement or amendment to the Prospectus/ Proxy Statement to Company’s shareholders in advance of a vote on this Agreement, the Merger and the other transactions contemplated by this Agreement; or (ii) if, as of the time for which Company General Meeting is originally scheduled (as set forth in the Prospectus/ Proxy Statement), there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of Company General Meeting. Company’s obligation to call, give notice of, convene and hold Company General Meeting in accordance with this Section 5.3(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal (as defined in Section 5.7(a)).

      (b) Unless the Board of Directors of Company shall have withheld, withdrawn, amended, modified or changed its recommendation of this Agreement and the Merger in compliance with Section 5.3(c) hereof: (i) the Board of Directors of Company shall recommend that Company’s shareholders vote in favor of and approve this Agreement, the Merger and the other transactions contemplated by this Agreement at Company General Meeting; (ii) the Prospectus/ Proxy Statement shall include a statement to the effect that the Board of Directors of Company has recommended that Company’s shareholders vote in favor of and approve this Agreement, the Merger and the other transactions contemplated by this Agreement at the Company General

Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company’s shareholders vote in favor of and approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

      (c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending, modifying or changing its recommendation in favor of the approval of this Agreement and the Merger if: (i) a Superior Proposal (as defined below) is made to Company and is not withdrawn; (ii) neither Company nor any of its representatives shall have violated the terms of Section 5.7 hereof; (iii) the Board of Directors of Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the withholding, withdrawal, amendment, modification or changing of such recommendation is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company’s shareholders with respect to such Superior Proposal; (iv) this Agreement and the Merger have not yet been approved by Company’s shareholders at Company General Meeting; and (v) concurrently with any such withholding, withdrawal, amendment, modification or changing of such recommendation, Company shall have terminated this Agreement pursuant to and in accordance with Section 7.1(j) hereof and entered into an Alternative Agreement. For the purposes of making the conclusion required by clause (iii) of this paragraph, the parties agree that the Board of Directors and its outside counsel shall determine such fiduciary obligations in accordance with Delaware law as if Company were a Delaware corporation.

      (d) No later than three days after the approval of the Merger by Company’s shareholders at Company General Meeting, Company shall (in accordance with Section 317(b) of the Companies Law) inform the Companies Registrar of the decision of Company General Meeting with respect to the Merger.

      5.4 Merger Sub General Meeting. Promptly after the occurrence or waiver of all other conditions for Closing but no earlier than the 68th day after delivery of the Merger Proposal to the Companies Registrar and no later than the Closing Date, Merger Sub shall hold its general meeting, and Parent (as the sole stockholder of Merger Sub) shall approve this Agreement, the Merger and the other transactions contemplated by this Agreement at such general meeting. No later than three days after the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement by Parent, as the sole shareholder of Merger Sub at the Merger Sub general meeting, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of the decision of Merger Sub’s general meeting with respect to the Merger.

      5.5 Israeli Approvals.

      (a) Government Filings. Each party to this Agreement shall use all reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to, or filed by such party with, any Israeli Governmental Entity with respect to the Merger. Without limiting the generality of the foregoing:

(i) as promptly as practicable after the date of this Agreement, Company and Parent shall prepare and file any notifications required under the Israeli Restrictive Trade Practices Law in connection with the Merger;

(ii) Company and Parent shall respond as promptly as practicable to any inquiries or requests received from the Commissioner of Israeli Restrictive Trade Practices for additional information or documentation; and

(iii) Company and Parent shall use all reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, the following consents and Approvals, and any other consents and Approvals that may be required pursuant to Israeli Legal Requirements in connection with the Merger: (i) the OCS Approval; and (ii) the Investment Center Approval. In this connection Parent shall provide to the OCS and the Investment Center any information, and shall execute any undertakings, customarily requested by such authorities as a condition to the OCS Approval or Investment Center Approval (including, without limitation, if requested, the standard undertaking with respect to the observance by Parent, as shareholder of Company or the Surviving Corporation, of the requirements of The Encouragement of Research and Development in Industry Law, 5744 1984 of the State of Israel, as amended from time to time (the “R&D Law”) as well as the regulations issued pursuant to the R&D Law, including in respect of the transfer outside Israel of know how or production rights developed with financing from the OCS, or any other standard undertaking that may be required pursuant to any amendment of the R&D Law).

      (b) Legal Proceedings. Each party to this Agreement shall: (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli Governmental Entity with respect to the Merger; (ii) keep the other parties informed as to the status of any such legal proceeding; and (iii) promptly inform the other parties of any communication to the Commissioner of Israeli Restrictive Trade Practices, the OCS, the Investment Center, the Israeli Securities Authority, the Israeli Income Tax Commission, the Companies Registrar or any other Israeli Governmental Entity regarding the Merger. The parties to this Agreement will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger pursuant to a joint defense agreement separately agreed to. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli Legal Requirement, in connection with any such legal proceeding under or relating to the Israeli Restrictive Trade Practices Law or any other Israeli antitrust or fair trade law, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such legal proceeding.

      (c) Israeli Tax Rulings.

      (i) As soon as reasonably practicable after the execution of this Agreement, Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a ruling confirming that the conversion or assumption by Parent of Company Stock Options into options (the “Assumed Options”) to purchase shares of Parent Common Stock will not result in a taxable event with respect to such Company Stock Options pursuant to Section 3(i) or Section 102 of the Ordinance, and with respect to such Company Stock Options subject to Section 102, that the requisite holding period will be deemed to have begun at the time of the issuance of the Company Stock Options (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Income Tax Ruling”). Each of Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Income Tax Ruling. Subject to the terms and conditions hereof, Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Income Tax Ruling, as promptly as practicable. The Israeli Income Tax Ruling shall not be a condition precedent to the obligation of the parties to effect the Merger.

      (ii) As soon as reasonably practicable after the execution of this Agreement, Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a ruling either (x) exempting Parent, Paying Agent and Surviving Corporation from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement including, without limitation, the Per Share Merger Consideration, or clarifying that no such obligation exists; or (y) clearly instructing Parent, Paying Agent or Surviving Corporation how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Company Shares or Company Options from which tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Israeli Withholding Tax Ruling”). Each of Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding

Tax Ruling. Subject to the terms and conditions hereof, Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Withholding Tax Ruling, as promptly as practicable. In the event that the Israeli Withholding Tax Ruling is not obtained until the Closing Date, Company shall instruct its Israeli counsel, advisors and accountants to promptly apply to the relevant tax authorities for an extension of time with respect to the obligation to deduct or withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement (such extension, if granted by the Israeli tax authorities, will be defined in this Agreement as a “Withholding Tax Extension”). The Israeli Withholding Tax Ruling shall not be a condition precedent to the obligation of the parties to effect the Merger.

      (d) Israeli Securities Law Exemptions. As soon as reasonably practicable after the execution of this Agreement, Parent shall (i) prepare and file with the Israeli Securities Authority an application for an exemption from the requirements of the Israeli Securities Law, 1968 concerning the publication of a prospectus in respect of the conversion or assumption by Parent of Company Stock Options as provided in Section 5.11, pursuant to Section 15D of the Israeli Securities Law, 1968 (the “Israeli Securities Options Exemption”) and (ii) in the event that Parent and Company mutually agree to do so, prepare and file with the Israeli Securities Authority an application seeking confirmation that the exchange of Company Shares for Parent Common Stock included in the Per Share Mixed Consideration does not necessitate the publication of a prospectus under the Israeli Securities Law, 1968 (the “Israeli Securities Election Exemption” and, together with the Israeli Securities Options Exemption, the “Israeli Securities Exemptions”). Each of Parent and Company shall reasonably cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submission that may be necessary, proper or advisable to obtain the Israeli Securities Exemptions. Subject to the terms and conditions hereof, Parent shall use its reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the Israeli Securities Exemptions as promptly as practicable, and in the case of the Israeli Securities Election Exemption, no later than two (2) days prior to the date that the Prospectus/ Proxy Statement is mailed to the holders of Company Shares. The Israeli Securities Election Exemption shall not be a condition precedent to the obligation of the parties to effect the Merger.

      (e) Regulatory Filings. Each of Company and Parent shall cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.5 to comply as to form and substance in all material respects with the applicable Legal Requirements. Whenever any event occurs which is required to be set forth in an amendment or supplement to any such document or filing, Company or Parent, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable Government Entity, such amendment or supplement.

      5.6 Confidentiality; Access to Information. The parties acknowledge that Company and Parent have previously executed a Confidentiality Agreement, dated as of June 13, 2002 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms. Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, including, without limitation, the status of product development efforts, properties, results of operations and personnel of Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

      5.7 No Solicitation.

      (a) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VII, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, controlled affiliates or employees or any of their respective investment bankers, attorneys or other advisors or representatives to, directly or indirectly: (i) solicit, initiate, or take an action intended to encourage or induce the making, submission or announce-

ment of any Acquisition Proposal (as defined below); (ii) engage or participate in any discussions or negotiations with any person (other than any officer, director, controlled affiliate or employee of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries) regarding, or furnish to any person any information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal; (iii) approve, endorse or recommend any Acquisition Proposal; or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as defined below); provided, however, that prior to the approval of this Agreement and the Merger by the Required Company Shareholder Vote, nothing contained in this Agreement (including, without limitation, this Section 5.7) shall prohibit the Board of Directors of Company from: (i) complying with Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act or Section 329 or any other applicable section of the Israeli Companies Law with regard to a tender or exchange offer (unless such tender or exchange offer was made in violation of this Section 5.7); or (ii) in response to an unsolicited Acquisition Proposal that is not withdrawn and that Company’s Board of Directors reasonably concludes constitutes a Superior Proposal (as defined below) (or that is reasonably likely to constitute, taking into account all of the relevant facts and circumstances, a Superior Proposal), engaging or participating in discussions or negotiations with and furnishing information to the party making such Acquisition Proposal if: (A) the Board of Directors of Company determines in good faith after consultation with its outside legal counsel that such action is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company’s shareholders; (B) (x) concurrently with furnishing any such information to, or entering into discussions or negotiations with, such party, Company gives Parent written notice of the identity of such person or group and of Company’s intention to furnish information to, or enter into discussions or negotiations with, such party and (y) Company receives from such party an executed confidentiality agreement at least as restrictive as the Confidentiality Agreement; and (C) contemporaneously with furnishing any such information to such party, Company furnishes such information to Parent (to the extent such information has not been previously furnished by Company to Parent). For the purposes of making the determination required by clause (A) of this paragraph, the parties agree that the Board of Directors and its outside counsel shall determine such fiduciary obligations in accordance with Delaware law as if Company were a Delaware corporation. Company and its subsidiaries will immediately cease any and all existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.7 by any officer, director, controlled affiliate or employee of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries or any other person who shall have entered into a Voting Undertaking shall be deemed to be a breach of this Section 5.7 by Company.

      For purposes of this Agreement: (i) “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) relating to any Acquisition Transaction. For the purposes of this Agreement; (ii) “Acquisition Transaction” shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Company by any person or “group” (as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Company pursuant to which the shareholders of Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of Company; or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of Company; and (iii) “Superior Proposal” shall mean any bona fide, unsolicited written Acquisition Proposal received or made in compliance with Section 5.7(a) which: (A) if any cash consideration is involved, is not subject to any financing contingency, and with respect to which Company’s Board of Directors shall have determined (taking into account the advice of Company’s financial advisors) that the acquiring party is capable of consummating the proposed Acquisition Transaction on the terms proposed and that receipt of all governmental and regulatory approvals required to consummate the proposed Acquisition Transaction is likely in a reasonable time period; and (B) Company’s Board of Directors shall have reasonably and in good faith determined that the proposed Acquisition Transaction is more favorable to the shareholders of Company, from a financial point of view, than the Merger (taking into account the advice of Company’s financial advisors).

      (b) In addition to the obligations of Company set forth in Section 5.7(a), Company as promptly as practicable, and in any event within 24 hours, shall advise Parent orally and in writing of: (i) any request for information in connection with, or which Company reasonably concludes would lead to, any Acquisition Proposal; (ii) the receipt of any Acquisition Proposal, or any inquiry with respect to or which Company reasonably concludes would lead to any Acquisition Proposal; (iii) the material terms and conditions of such request, Acquisition Proposal or inquiry; and (iv) the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company shall keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. In addition to the foregoing, Company shall: (i) provide Parent with at least 48 hours prior written notice (or such lesser prior notice as provided to the members of Company’s Board of Directors) of any meeting of Company’s Board of Directors at which Company’s Board of Directors expects to consider an Acquisition Proposal; and (ii) provide Parent with at least three (3) business days prior written notice (or such lesser prior notice as provided to the members of Company’s Board of Directors) of any meeting of Company’s Board of Directors at which Company’s Board of Directors expects to recommend a Superior Proposal to its shareholders and together with such notice a copy of the definitive documentation relating to such Superior Proposal.

      5.8 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or Nasdaq, in which case reasonable efforts to consult with the other party will be made prior to any such release or public statement. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

      5.9 Commercially Reasonable Efforts; Regulatory Filings.

      (a) Subject to the terms and conditions set forth in this Agreement, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) causing the conditions precedent set forth in Article VI to be satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, rulings, exemptions, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity; and (iii) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company, Parent and their respective Boards of Directors shall, subject to the provisions of Section 329 of the Israeli Companies Law, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement (except as otherwise set forth in this sentence), neither Parent nor

Company shall have any obligation under this Agreement: (i) to dispose or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or to commit to cause Company to dispose of any assets; (ii) to discontinue or cause any of its subsidiaries to discontinue offering any product or service, or to commit to cause Company to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any person, any technology, software or other proprietary asset, or to commit to cause Company to license or otherwise make available to any Person any technology, software or other proprietary asset; (iv) to hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause Company to hold separate any assets or operations; (v) subject to the undertakings required by Section 5.5(a)(iii) hereof, to make or cause any of its subsidiaries to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of Company or that would affect its discretion in determining the terms of any Contract or relationship with any person or entity; or (vi) to contest or defend against any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby except, in the case of any action described in clauses (i) through (vi) of this sentence, where such action would not, in Parent’s sole good faith judgment, be reasonably expected to be materially burdensome to Parent, Company and their subsidiaries taken as a whole, or, in the case of any action described in clause (vi) of this sentence, if Company determines in good faith that contesting such legal proceeding might not be advisable.

      (b) As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as reasonably agreed by the parties to be required. Company and Parent each shall promptly: (i) supply the other with any information which may be required in order to effectuate such filings; and (ii) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate; provided, however, that neither Parent nor Company shall be required to agree to any divestiture by itself or any of its subsidiaries or affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

      5.10 Third Party Consents. As soon as practicable following the date hereof and subject to Section 5.10 of the Company Disclosure Schedule, Parent and Company will jointly use their commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, including those Contracts set forth or required to be set forth on Section 2.5(a) of the Company Disclosure Schedule.

      5.11 Stock Options and Employee Benefits.

(a) Stock Options. At the Effective Time, each outstanding option to purchase Company Shares (each, a “Company Stock Option”) under Company Option Plans or under any agreement which Company disclosed in Section 2.3 of the Company Disclosure Schedule, whether or not vested, shall by virtue of the Merger be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions), except that: (i) each Company Stock Option will be solely exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of Company Shares that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per Company Share at which such

Company Stock Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. Parent shall comply with the terms of all such Company Stock Options and use its best efforts to ensure, to the extent required by, and subject to the provisions of, Company Option Plans and permitted under the Code or other relevant laws and regulations that any Company Stock Options that qualified for tax treatment under Section 422 of the Code prior to the Effective Time and that any Company Stock Options that qualified for tax treatment under Section 102 of the Ordinance prior to the Effective Time continue to so qualify, with the same rights, after the Effective Time. Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of all Company Stock Options pursuant to the terms set forth in this Section 5.11(a). Prior to the Effective Time, the Company shall take all actions necessary to effect the transactions contemplated by this Section 5.11(a); provided, however, Company shall not be required to obtain consents from optionees with respect to the option assumption formula set forth herein: The “Option Exchange Ratio” shall be equal to the greater of (i) the quotient obtained by dividing the Per Share Cash Consideration by the average closing sale price of one share of Parent Common Stock as reported on Nasdaq for the five (5) consecutive trading days ending immediately prior to the Effective Time and (ii) the sum of (A) 0.2365, and (B) the quotient obtained by dividing $12.375 by the average closing sale price of one share of Parent Common Stock as reported on Nasdaq for the five (5) consecutive trading days ending immediately prior to the Effective Time.

(b) ESPP.

(i) If the current offering period under the ESPP ends prior to the Effective Time, Company agrees that it shall not commence a new offering period prior to the Effective Time.

(ii) If the current offering period under the ESPP would not otherwise end prior to the Effective Time, then, at the Effective Time, outstanding purchase rights under the ESPP shall be, in the sole discretion of Parent, assumed or cashed out in accordance with the terms of the ESPP as described in Article 12 of the ESPP.

(c) 401(k) Plan. Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (the “401(k) Plans”) unless Parent provides notice to Company that such 401(k) Plan(s) shall not be terminated. Prior to the Closing Date, Parent shall receive from Company evidence that the 401(k) Plans have been terminated pursuant to resolutions of each such entity’s Board of Directors (the form and substance of such resolutions shall be subject to review and approval of Parent), effective as of the day immediately preceding the Effective Time. Company shall amend and restate its 401(k) Plan(s) to incorporate all applicable GUST and EGTRRA amendments no later than December 31, 2002 or such later date as may be permitted by applicable law, Treasury Regulations or IRS pronouncements.

(d) U.S. Employee Benefit Plan Participation. On and for one year after the Effective Time, Parent and/or any of Parent’s subsidiaries shall arrange for each employee who resides in the United States of America and was participating in any of the Company Employee Plans immediately before the Effective Time, to participate in any counterpart benefit plans in the United States of America in which employees of Parent participate (the “U.S. Counterpart Plans”), in accordance with the eligibility criteria thereof, provided that: (i) such participants shall receive full credit for years of service with any one or more of Company, any Company subsidiary and prior employers to the extent such service is taken into account under such Company Employee Plans and to the extent such service credit does not result in the duplication of benefits and (ii) such participants shall participate in the U.S. Counterpart Plans on terms no less favorable than those offered by the Parent to its similarly situated employees. Provided that the Company or the applicable employee timely provides Parent and/or its subsidiaries with the information necessary to comply with this provision, Parent and/or its subsidiaries shall give credit under those of its U.S. Counterpart Plans that are welfare benefit plans for all amounts credited toward deductibles and out-of-pocket maximums, and time accrued against applicable waiting periods, by employees (in each case including their eligible dependents) of Company and its subsidiaries, in respect of the applicable plan year in which the Effective Time occurs. With respect to its medical plans, Parent and/or its subsidiaries shall waive all requirements for evidence of insurability and pre-existing conditions otherwise applicable to employees of Company or any of its subsidiaries under the U.S. Counterpart Plans in which employees of Company and its subsidiaries become eligible to participate on or following the Effective Time (to the extent that such conditions were covered under the Company Employee Plans immediately prior to the Effective Time). Notwithstanding the forgoing, Parent or any of its subsidiaries may continue one or more of the Company Employee Plans, in which case Parent and its subsidiaries shall have satisfied their obligations hereunder with respect to the benefits so provided. Nothing in this Section 5.11(d) shall be construed to entitle any employee to continue his or her employment for any period of time or prevent Parent from amending any of the U.S. Counterpart Plans or Company employee benefit plans at any time; provided, however, that no such amendment shall be made or given effect within one year after the Effective Time to the extent that such amendment would result in persons employed with Company or any of its subsidiaries immediately before the Effective Time having benefits, in the aggregate, that are less favorable than the benefits provided to similarly-situated employees of Parent.

      5.12 Form S-8. Parent agrees to file a registration statement on Form S-8 (if available for use by Parent) for the shares of Parent Common Stock issuable with respect to Assumed Options as soon as is reasonably practicable after the Effective Time and to the extent the shares issuable under such assumed Company Stock Options qualify for registration on Form S-8.

      5.13 Notification.

      (a) Company shall give prompt notice to Parent upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or of any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

      (b) Parent shall give prompt notice to Company upon becoming aware that any representation or warranty made by it or Merger Sub contained in this Agreement has become untrue or inaccurate, or of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

      5.14 Indemnification and Insurance.

      (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification and exemption agreements existing immediately prior to the Effective Time between Company and its current and former directors and officers (the “Indemnified Parties”).

      (b) Subject to the approval of the amendment of Article 74 of Company’s Articles of Association in the form of Exhibit F (the “Articles Amendment”) by Company’s shareholders in the Company General Meeting, Parent shall, promptly following the Effective Time, cause the Surviving Corporation to (i) undertake the indemnification obligations contained in new indemnification obligations substantially in the form attached hereto as Exhibit G (the “New Indemnification Letters”) and (ii) execute and deliver the New Indemnification Letters to all of Company’s current and former directors and to Company’s officers listed on Schedule 5.14 of the Company Disclosure Schedule. Parent, from and after the Effective Time, undertakes to cause the Surviving Company to fulfill and honor in all respects such undertakings of Company pursuant to the New Indemnification Letters.

      (c) If the Articles Amendment has not been approved by Company’s shareholders at the Company General Meeting as contemplated by this Agreement, then promptly following the Effective Time, Parent shall cause the Surviving Corporation to (i) effect the Articles Amendment and (ii) carry out the obligations set forth in Section 5.14(b) above. The Articles of Association of the Surviving Corporation will contain provisions with regard to indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents, as amended by the Articles Amendment. The said provisions will not be amended, repealed or otherwise modified after the adoption of the Articles Amendment, for a period of seven (7) years from the Effective Time, in any manner that would adversely affect the rights thereunder of individuals who are or were directors, officers, employees or agents of Company, unless such modification is required by law.

      (d) Prior to the Effective Time, Company shall be entitled to purchase a runoff policy under its existing officers’ and directors’ liability insurance covering a period of seven years after the Effective Time; provided that the aggregate premium for such coverage shall not exceed $2,000,000.

      (e) The provisions of this Section 5.14 shall survive the consummation of the Merger at the Effective Time and continue for the periods specified in this Section 5.14 and are: (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and their respective heirs and representatives; and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. In the event Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers all or substantially all of its assets to any person in a single transaction or series of related transactions, then, and in each such case, Parent shall either guaranty the indemnification obligations set forth in this Section 5.14 (in the event that the changes affect the Surviving Corporation) or shall make or cause to be made proper provision so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the indemnification obligations set forth in this Section 5.14 for the benefit of the Indemnified Parties.

      5.15 Company Warrants. At the Effective Time, each outstanding Company Warrant, whether or not exercisable, will be assumed by Parent. Each Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Warrant immediately prior to the Effective Time, except that each Company Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of Company Shares that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded to the nearest whole number of shares of Parent Common Stock and (ii) the per exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Warrant will be equal to the quotient determined by dividing the exercise price per Company Share at which such Company Warrant was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded to the nearest whole cent. As soon as reasonably practicable after the Effective Time, Parent will issue to each holder of an outstanding Company Warrant a notice describing the foregoing assumptions of such Company Warrant by Parent. Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of all Company Warrants pursuant to the terms set forth in this Section 5.15.

      5.16 Listing of Parent Common Stock. Parent shall use reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

      5.17 Company Affiliates; Restrictive Legend. Set forth in Section 5.17 of the Company Disclosure Schedule is a list of those persons who may be deemed to be, in Company’s reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate”). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Company shall use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each

Company Affiliate who has not delivered a Company Affiliate Agreement on or prior to the date hereof, an executed Company Affiliate Agreement. Parent will give stop transfer instructions to its transfer agent with respect to any shares of Parent Common Stock received pursuant to the Merger by any Company Affiliate, and there will be placed on the certificates representing such shares of Parent Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under Securities Act applies and may only be transferred (i) in conformity with Rule 145 or (ii) in accordance with a written opinion of counsel, reasonably acceptable to Parent, in form and substance that such transfer is exempt from registration under Securities Act.

      5.18 Parent Guaranty of Merger Sub Obligations. Parent shall cause Merger Sub to comply with all of its obligations under this Agreement and hereby guarantees such performance.

      5.19 Alternative Structure. If Parent reasonably believes in good faith, after consultation with Company, that it is necessary to restructure the business combination of Company and Parent contemplated by this Agreement in order to be able to effect a business combination in compliance with Israeli legal requirements, Company, Parent and Merger Sub shall as soon as practicable restructure the Merger as a court approved merger or arrangement, or such other mutually acceptable structure, and enter into a mutually agreeable amendment to this Agreement to give effect to such restructured Merger and reflecting in all other respects the commercial arrangements, representations, warranties, covenants, tax treatment and agreements set forth herein, and shall also amend the Exhibits and Schedules hereto and the other agreements among the parties hereto entered into in connection herewith to reflect such restructuring.

ARTICLE VI

CONDITIONS TO THE MERGER

      6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived, in writing, by mutual agreement of Parent and Company:

(a) Shareholder Approval. This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly approved by the Required Company Shareholder Vote.

(b) Registration Statement Effective; Prospectus/ Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Prospectus/ Proxy Statement, shall have been initiated or threatened in writing by the SEC.

(c) Listing of Parent Common Stock. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(d) No Order; Competition Laws. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) or issued any written or other formal interpretation of any of the foregoing, after the date hereof which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods under the HSR Act shall have expired or terminated. Any notification, waiting period, or approval requirements under the comparable competition laws of other applicable foreign jurisdictions as reasonably determined by the parties to apply shall have been satisfied.

(e) Israeli Governmental Entity Approvals. All Israeli Governmental Entity approvals required pursuant to Israeli legal requirements for the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained, including, without limitation, the OCS Approval, the Investment Center Approval and the Israeli Securities Options Exemption. Notwithstanding the foregoing, the Israeli Income Tax Ruling, the Israeli Withholding Tax Ruling and the Israeli

Securities Election Exemption shall not be a condition precedent of the obligations of the parties to effect the Merger pursuant to this Section 6.1(e).

      6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

(a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (other than those representations and warranties which address matters only as of a particular date, including without limitation “as of the date hereof,” which representations and warranties shall have been true and correct as of such particular date) except in each case, or in the aggregate, as would not reasonably be expected to constitute a Material Adverse Effect on Parent. For purposes of determining the accuracy of such representations and warranties: (A) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases (other than dollar thresholds) contained in such representations and warranties shall be disregarded; and (B) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded. Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

      6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. Each representation and warranty of Company contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, including without limitation “as of the date hereof,” which representations and warranties shall have been true and correct as of such particular date) except in each case, or in the aggregate, as would not reasonably be expected to constitute a Material Adverse Effect on Company (provided, however, that such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in Sections 2.3(a), 2.5, 2.7, 2.16, 2.19, 2.21 and 2.22, which representations and warranties shall be true and correct in all material respects as of the applicable date). For purposes of determining the accuracy of such representations and warranties: (A) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases (other than specified Dollar thresholds) contained in such representations and warranties shall be disregarded; and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded. Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by the Chief Executive Officer and Chief Financial Officer of Company.

(b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect (only with respect to Company) signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

(c) Israeli Tax Status. Neither Parent nor Company shall have received any written or oral indication from the Investment Center or the Israeli income tax authorities to the effect that the consummation of the Merger will jeopardize or adversely affect the tax status and benefits of Company, including its Approved Enterprise tax status and its status as an industrial company, and Parent shall have received a certificate to such effect (only with respect to Company) signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

(d) RTPA Approval. Approval of the Israeli Commissioner of Restrictive Trade Practices shall have been obtained without any conditions (other than a response with standard conditions) or, alternatively, the waiting period prescribed under the RTPA, including any extensions thereof, shall have expired without receipt of a response from the Israeli Commissioner of Restrictive Trade Practices.

(e) Director Resignations. The Director Resignations shall be in full force and effect at the Closing Date.

(f) Corporate Authority. Each officer of the Company shall have surrendered his authority over all Company finances, including without limitation, all Company bank accounts, and evidence of the foregoing (in form and substance satisfactory to Parent) shall have been delivered to Parent. Company also shall have delivered to Parent such documents as are necessary or advisable (in form and substance satisfactory to Parent) to transfer authority over Company’s finances, including without limitation, all Company bank accounts, to Parent.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

      7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the shareholders of Company:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

(b) by either Company or Parent if the Merger shall not have been consummated by June 30, 2003 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action shall have become final and nonappealable;

(d) by either Company or Parent if the required approval of the shareholders of Company of the Merger contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at Company General Meeting or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company or Parent where the failure to obtain such Company shareholder approval shall have been caused by the action or failure to act of Company or Parent, respectively, and such action or failure to act constitutes a breach by Company or Parent, respectively, of this Agreement;

(e) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub through the exercise of its commercially reasonable efforts, then Company may not terminate this Agreement under this Section 7.1(e) for thirty (30) days after delivery of written notice from Company to Parent and Merger Sub of such breach, provided Parent or Merger Sub, as applicable, continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Company may not terminate this Agreement pursuant to this paragraph (e) if such breach or inaccuracy by Parent or Merger Sub is cured during such thirty (30)-day period);

(f) By Company, if a Material Adverse Effect has occurred with respect to Parent; provided, that if such Material Adverse Effect is curable by Parent through the exercise of its commercially reasonable efforts, then Company may not terminate this Agreement under this Section 7.1(f) for thirty (30) days after delivery of written notice from Company to Parent of such Material Adverse Effect, provided Parent continues to exercise commercially reasonable efforts to cure such Material Adverse Effect (it being understood that Company may not terminate this Agreement pursuant to this paragraph (f) if such Material Adverse Effect is cured during such thirty (30)-day period);

(g) by Parent, (i) upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Company’s representations and warranties or breach by Company is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(g)(i) for thirty (30) days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g)(i) if such breach or inaccuracy by Company is cured during such thirty (30)-day period), or (ii) if Parent shall have determined, in its reasonable judgment, based on advice of patent counsel, that Company and/or its Intellectual Property is infringing one or more of the patents described on Schedule 7.1(g) hereto in a manner that could lead to any injunction regarding one or more of Company’s products or services, material damages or material royalties or similar payments; provided, however, that any notice of termination given by Parent pursuant to this Section 7.1(g)(ii) shall not be effective until five (5) days after delivery to Company. For the purposes of this Section 7.1(g)(ii), material damages means damages in excess of $2,500,000 and material royalties means royalties in excess of $2,500,000;

(h) by Parent, if a Material Adverse Effect has occurred with respect to Company; provided, that if such Material Adverse Effect is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(h) for thirty (30) days after delivery of written notice from Parent to Company of such Material Adverse Effect, provided Company continues to exercise commercially reasonable efforts to cure such Material Adverse Effect (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (h) if such Material Adverse Effect is cured during such thirty (30)-day period);

(i) by Parent if a Triggering Event (as defined below) shall have occurred; or

(j) by Company in order to enter into a binding definitive agreement providing for a Superior Proposal (an “Alternative Agreement”) if: (i) the Board of Directors of Company shall have determined in good faith after consultation with its outside legal counsel that entering into such Alternative Agreement is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company’s shareholders; (ii) immediately prior to such termination, Company shall have paid Parent the Termination Fee; (iii) Company shall have given Parent at least three (3) business days prior written notice of its intention to enter into an Alternative Agreement, which notice shall be accompanied by a correct and complete copy of such Alternative Agreement (and Company shall thereafter promptly provide Parent with correct and complete copies of any amendments or proposed amendments thereto); and (iv) concurrently with such termination Company enters into such Alternative Agreement. For the purposes of making the determination required by clause (i) of this paragraph, the parties agree that the Board of Directors and its outside counsel shall determine such fiduciary obligations in accordance with Delaware law as if Company were a Delaware corporation.

      For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of, the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement; (ii) Company shall have failed to include in the Prospectus/ Proxy Statement the recommendation of the Board of Directors of Company in favor of the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement; (iii) the Board of Directors of Company or any committee thereof shall have approved or recommended any Acquisition Proposal; (iv) the provisions of Section 5.7 of this Agreement shall have been materially breached; (v) Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of Company shall have been commenced by a person unaffiliated with Parent and Company shall not have sent to its security holders pursuant to Rule 14d-9 or 14e-2 promulgated under the Exchange Act or Section 329 of the Israeli Companies Law, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

      7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon (or, if the termination is pursuant to Section 7.1(e) or Section 7.1(g)(i) and the proviso therein is applicable, thirty (30) days after) (or, if the termination is pursuant to Section 7.1(g)(ii), five (5) days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article VIII (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

      7.3 Fees and Expenses.

      (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Prospectus/ Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and any fees paid under the HSR Act.

      (b) Company Payments.

      (i) Company shall pay to Parent in immediately available funds an amount equal to $16,200,000 (the “Termination Fee”): (i) within one (1) business day after demand by Parent, if this Agreement is terminated by Parent pursuant to Section 7.1(i); and (ii) prior to and as a condition to any termination of this Agreement by Company pursuant to Section 7.1(j).

      (ii) If: (A) this Agreement is terminated by Parent or Company, as applicable, pursuant to Sections 7.1(b) or (d); (B) prior to such termination, (x) there shall exist, or have been publicly proposed and not publicly definitively withdrawn at least five (5) business days prior to such termination, an Acquisition Proposal, or (y) one or more board members shall have changed their recommendation that Company’s shareholders vote in favor of and approve this Agreement, the Merger or the other transactions contemplated by this Agreement and such change was publicly known; and (C) within twelve (12) months following the termination of this Agreement a Company Acquisition (as defined below) is consummated or Company enters into a definitive agreement providing for a Company Acquisition, then Company shall pay Parent in immediately available funds at or prior to consummating, or entering into a definitive agreement providing for, such Company Acquisition, respectively, an amount equal to the Termination Fee.

      (iii) Company acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against Company for the amounts set forth in this Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Bank of America N.T. & S.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement. For the purposes of this Agreement, “Company Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the shareholders of Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by Company of assets representing in excess of 50% of the aggregate fair market value of Company’s business immediately prior to such sale or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Company.

      7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

      7.5 Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

      8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time. The covenants contained in this Agreement that by their terms survive the Effective Time shall survive the Effective Time.

      8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

      (a) if to Parent or Merger Sub, to:

VERITAS Software Corporation
350 Ellis Street
Mountain View, California 94043
Attention: Chief Executive Officer
Telecopy No.: (650) 527-4043

with a copy to:

VERITAS Software Corporation
350 Ellis Street
Mountain View, California 94043
Attention: Vice President, General Counsel
Telecopy No.: (650) 527-2581

and to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market, Spear Tower
Suite 3300
San Francisco, California 94105

Attention:	Michael J. Kennedy, Esq.

Michael S. Dorf, Esq.
Michelle L. Whipkey, Esq.
Telecopy No.: (415) 947-2099

and to:

Yigal Arnon & Co.
22 Rivlin Street
Jerusalem 91000, Israel
Attention: Barry P. Levenfeld, Esq.
Telecopy No.: (972-2) 623-9236

      (b) if to Company, to:

Precise Software Solutions Ltd.
690 Canton Street
Westwood, Massachusetts 02090
Attention: Shimon Alon, Chief Executive Officer
Telecopy No.: (781) 461-0460

with a copy to:

Piper Rudnick LLP
1200 Nineteenth Street, NW
Washington, DC 20036-2430
Attention: Anthony H. Rickert, Esq.
Telecopy No.: (202) 223-2085

and to:

Piper Rudnick LLP
1251 Avenue of the Americas
New York, New York 10020-1104
Attention: Marjorie Sybul Adams, Esq.
Telecopy No: (212) 835-6001

and to:

Volovelsky, Dinstein, Sneh & Co.
14 Shenkar Street
Herzliya Pituach 46733 Israel
Attention: Dr. Eddo Dinstein, Adv.
Telecopy No.: (972-9) 958-9695

and to:

Goldfarb, Levy, Eran & Co.
2 Ibn Gvirol Street
Tel-Aviv 64077 Israel
Attention: Shirin H. Herzog, Esq.
Telecopy No.: (972-3) 608-9909

      8.3     Interpretation; Knowledge. (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of ” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

      (b) The word “Agreement” when used herein shall be deemed in each case to mean any contract, commitment or other agreement, whether oral or written, that is legally binding.

      (c) For purposes of this Agreement, (i) the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity and (ii) the term “subsidiary” means, with respect to any person, any corporation or other legal entity of which such person owns, directly or indirectly, more than fifty percent (50%) of the outstanding stock or other equity interests.

      (d) When used in connection with Parent, or Company, as the case may be, the term “Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect that, individually or when taken together with all other such changes, events, violations, inaccuracies, circumstances or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity and its subsidiaries, taken as a whole, including any restatement or required restatement of any Company SEC Report, and taking into account both the short term and long term aspects of any such change, event, violation, inaccuracy, circumstance or effect; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (i) any change in such entity’s stock price or trading volume in and of itself; (ii) any change, event, violation, inaccuracy, circumstance or effect that primarily and directly results from changes, events or circumstances affecting (A) any of the industries in which such entity operates generally, or (B) the United States or global economy generally (which changes, events or circumstances in the case of (A) and (B) do not disproportionately affect such entity); (iii) any change, event, violation, inaccuracy, circumstance or effect resulting from the loss, diminution or disruption, whether actual or threatened, of existing or prospective customer, distributor or supplier relationships that primarily and directly results from the public announcement or pendency of the Merger; (iv) any change, event, violation, inaccuracy, circumstance or effect in any way relating to the Company’s contractual or other relationships with EMC Corporation, other than any such change, event, violation, inaccuracy, circumstance or effect resulting from or attributable to any breach of any such contractual relationship arising prior to the date hereof and not expressly disclosed in Section 2.18 of the Company Disclosure Schedule; (v) any failure of the Company to meet any internal projections or forecasts or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement in and of itself; (vi) any change, event, violation, inaccuracy, circumstance or effect resulting from acts of war or terrorism in and of itself (but not excluding any change or effect on or with respect to Company resulting from any such act pursuant to this clause (vi)); (vii) any change, event, violation, inaccuracy, circumstance or effect that primarily and directly results from any action taken by Parent (other than any exercise by Parent of any of its rights hereunder); or (viii) the institution of litigation against the Company or any of its officers or directors alleging breach of their fiduciary duties in connection with the entry into this Agreement.

      (e) The words “Foreign” and “Domestic” when used herein shall be deemed a reference to a country outside the United States and the United States, respectively.

      (f) “Knowledge” of a party with respect to any fact or other matter in question means (i) the actual knowledge of any of the following persons: Shimon Alon, Ben Nye, Aki Ratner, Rami Schwartz, Marc Venator, Naj Husain, Marianne Horan and Mo Garad and each of their successors or (ii) the knowledge that any of such persons would be reasonably expected to have after making due and diligent inquiry of those persons employed by such party who would be reasonably be expected to have actual knowledge of the fact or other matter in question.

      8.4     Counterparts. This Agreement may be executed in one or more counterparts (including counterparts executed and delivered by facsimile, which shall be as counterparts executed and delivered manually), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood and agreed that all parties need not sign the same counterpart.

      8.5     Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.14.

      8.6     Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

      8.7     Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies and rights herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy or right conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy or right will not preclude the exercise of any other remedy or right. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy or right to which they are entitled at law or in equity.

      8.8     Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York; provided, however, that (a) any matter involving the internal corporate affairs of Company or any party hereto shall be governed by the provisions of the jurisdictions of its incorporation and (b) the form and content of the Merger and the consequences of the filing thereof shall be governed by the Israeli Companies Law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within the State of New York, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

      8.9     Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

      8.10     Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

      8.11     Waiver of Jury Trial. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

      In witness whereof, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

VERITAS SOFTWARE CORPORATION

By:	/s/ GARY L. BLOOM

Name: Gary L. Bloom
Title: President & Chief Executive Officer

ARGON MERGER SUB LTD.

By:	/s/ JAY A. JONES

Name: Jay A. Jones
Title: Director

PRECISE SOFTWARE SOLUTIONS LTD.

By:	/s/ SHIMON ALON

Name: Shimon Alon
Title: CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX B

FORM OF VOTING UNDERTAKING

      THIS VOTING UNDERTAKING (this “Agreement”) is made and entered into as of December 19, 2002, between VERITAS Software Corporation, a Delaware corporation (“Parent”), and the undersigned shareholder (the “Shareholder”) of Precise Software Solutions Ltd., an Israeli company (the “Company”).

RECITALS

      A.     The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for the merger (the “Merger”) of Argon Merger Sub Ltd., an indirect wholly-owned subsidiary of Parent (“Merger Sub”), with and into the Company. Pursuant to the Merger, each issued and outstanding ordinary share, NIS 0.03 nominal value, (the “Ordinary Shares”) of the Company shall automatically be converted into and represent the right to receive either the Per Share Cash Consideration or the Per Share Mixed Consideration (each as defined in the Merger Agreement), as set forth in the Merger Agreement;

      B.     Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of Ordinary Shares and Ordinary Shares issuable upon exercise of outstanding options as is indicated on the signature page of this Agreement;

      C.     Shareholder believes that the terms of the Merger and the Merger Agreement are fair and that it is in his, her or its best interest, as a shareholder in the Company that the Merger be consummated;

      D.     Parent has advised the Company that Parent is not prepared to execute the Merger Agreement unless Parent believes that it is reasonably likely that the Merger will be consummated, and therefore Parent required that certain shareholders undertake in advance to vote their shares in favor of the Merger; and

      E.     For these reasons, and in consideration of the execution of the Merger Agreement by Parent and to enhance the likelihood that the Merger will be consummated, Shareholder, solely in his, her or its capacity as a shareholder of the Company, agrees to vote the Shares (as defined below) and other such shares of capital stock of the Company over which Shareholder has voting power so as to facilitate consummation of the Merger.

      NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

(b) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(c) “Shares” shall mean: (i) all securities of the Company (including Ordinary Shares and all options, warrants and other rights to acquire Ordinary Shares) owned by Shareholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Ordinary Shares and all additional options, warrants and other rights to acquire Ordinary Shares) of which Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date.

(d) Transfer. A Person shall be deemed to have effected a “Transfer” of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

2. Transfer of Shares.

(a) Transferee of Shares to be Bound by this Agreement. Shareholder agrees that, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not cause or permit any Transfer of any of the Shares to be effected unless each Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (a) executed a counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A (the “Proxy”); and (b) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement.

(b) Transfer of Voting Rights. Shareholder agrees that, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Shareholder under this Agreement with respect to any of the Shares.

3. Agreement to Vote Shares. At every meeting of the Shareholders of the Company called, and at every adjournment thereof, and on every action or approval by written consent of the Shareholders of the Company, Shareholder (solely in its, his or her capacity as such) shall cause the Shares to be voted: (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement and the Articles Amendment (as defined in the Merger Agreement); (ii) against any Acquisition Proposal (as defined in the Merger Agreement), other than the Merger Agreement or the transactions contemplated thereby; and (iii) against approval or adoption of resolutions or actions which could reasonably be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being satisfied.

4. No Solicitation. Except as permitted by the Merger Agreement, Shareholder agrees that between the date of this Agreement and the Expiration Date, Shareholder will not directly or indirectly and solely in its, his or her capacity as a shareholder of Company: (i) solicit, initiate, or take an action intended to encourage or induce the making, submission or announcement of any Acquisition Proposal; or (ii) engage or participate in any discussions or negotiations with any person (other than any officer, director, controlled affiliate or employee of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries) regarding, or furnish to any person any information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal. Shareholder will immediately cease and cause to be terminated any discussions or negotiations between Shareholder and any other parties that may be ongoing with respect to any Acquisition Proposal. Shareholder will promptly advise Parent orally and in writing of any Acquisition Proposal received by Shareholder or any request for information with respect to any Acquisition Proposal received by Shareholder, the material terms and conditions of such Acquisition Proposal or request and the identity of the person making such Acquisition Proposal or request. This Agreement does not affect or restrict Shareholder’s actions taken or not taken in his or her capacity as a director or officer of the Company. Parent agrees that in the event of any breach or alleged breach of this Section 4 by Shareholder, Parent’s sole and exclusive remedy with respect to Shareholder shall be to seek specific performance or injunctive relief pursuant to Section 10(d) hereof, and Parent shall not be entitled to seek monetary damages from Shareholder in connection with any such breach or alleged breach of this Section 4 by Shareholder; provided, however, that nothing in this Agreement shall in any way limit Parent’s remedies against the Company for any breach of the Merger Agreement resulting from any such action by Shareholder.

5. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent the Proxy, which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

6. Representations and Warranties of the Shareholder. Shareholder (i) is the beneficial owner of the Ordinary Shares and the options to purchase Ordinary Shares indicated on the signature page of this Agreement, which are free and clear of any liens, adverse claims, charges or other encumbrances (except as such encumbrances arising under securities laws); (ii) does not beneficially own any securities of the Company other than the Ordinary Shares and options to purchase Ordinary Shares indicated on the signature page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

7. Additional Documents. Shareholder (in his or her capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the intent of this Agreement.

8. Legending of Shares. If so requested by Parent, Shareholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy.

9. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

10. Miscellaneous.

(a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

(e) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

If to Parent:

VERITAS Software Corporation
350 Ellis Street
Mountain View, California 94043
Attention: Vice President, General Counsel
Telecopy No.: (650) 527-2581

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market, Spear Tower
Suite 3300
San Francisco, California 94105

Attention:	Michael J. Kennedy, Esq.

Michael S. Dorf, Esq.
Telecopy No.: (415) 947-2099

and to:

Yigal Arnon & Co.
22 Rivlin Street
Jerusalem 91000, Israel
Attention: Barry P. Levenfeld, Esq.
Telecopy No.: (972-2) 623-9236

If to Shareholder:

To the address for notice set forth on the signature page hereof, with a copy to:

Piper Rudnick LLP
1251 Avenue of the Americas
New York, New York 10020-1104
Attention: Marjorie Sybul Adams, Esq.
Telecopy No: (212) 835-6001

and to:

Goldfarb, Levy, Eran & Co.
2 Ibn Gvirol Street
Tel-Aviv 64077 Israel
Attention: Shirin H. Herzog, Esq.
Telecopy No.: (972-3) 608-9909

(f) Governing Law. This Agreement shall be governed by the laws of Israel, without reference to rules of conflicts of law.

(g) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

(h) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

(i) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

(j) No Obligation to Exercise Options. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate Shareholder to exercise any option, warrant or other right to acquire Ordinary Shares.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

VERITAS SOFTWARE CORPORATION	SHAREHOLDER
By: Signature of Authorized Signatory	By: Signature

Name:	Name:

Title:	Title:

----------------------------------------------- Print Address

----------------------------------------------- Telephone

----------------------------------------------- Facsimile No.
Shares beneficially owned:
------- Ordinary Shares
------- Ordinary Shares issuable upon exercise of outstanding options

[SIGNATURE PAGE TO VOTING UNDERTAKING]

EXHIBIT A

IRREVOCABLE PROXY

      The undersigned Shareholder (the “Shareholder”) of Precise Software Solutions Ltd., an Israeli company (the “Company”), hereby irrevocably (to the fullest extent permitted by Israeli law and the Company’s Articles of Association) solely in its, his or her capacity as a shareholder of the Company appoints the directors on the Board of Directors of VERITAS Software Corporation, a Delaware corporation (“Parent”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the Shares (as defined in the Voting Undertaking, as defined below) as specified and in accordance with the second succeeding paragraph until the Expiration Date (as defined below). Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

      This Proxy is irrevocable (to the fullest extent permitted by Israeli law and the Company’s Articles of Association), is coupled with an interest and made for the benefit of third parties, and is granted pursuant to that certain Voting Undertaking of even date herewith by and among Parent and the undersigned Shareholder (the “Voting Undertaking”), and is granted solely in furtherance of Shareholder’s undertaking to vote the Shares as required by the Voting Undertaking contemplated by that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), among Parent, Argon Merger Sub Ltd., an Israeli company and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the “Merger”). As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

      The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of Shareholders of the Company and in every written consent in lieu of such meeting (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement and the Articles Amendment (as defined in the Merger Agreement); (ii) against any Acquisition Proposal (as defined in the Merger Agreement), other than the Merger Agreement or the transactions contemplated thereby; and (iii) against approval or adoption of resolutions or actions which could reasonably be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being satisfied.

      The attorneys and proxies named above may not exercise this Proxy on any other matter. For the avoidance of doubt, the attorneys and proxies named above are not exercising their own discretion and are merely following the voting discretion already exercised by Shareholder reflected in the Voting Undertaking. The undersigned Shareholder may vote the Shares on all other matters.

      Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

B-A-1

      This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Signature of Shareholder:

Print Name of Shareholder:

Dated: December 19, 2002

[SIGNATURE PAGE TO IRREVOCABLE PROXY]

B-A-2

ANNEX C

FORM OF AFFILIATE AGREEMENT

      THIS AFFILIATE AGREEMENT (this “Agreement”) is made and entered into as of December 19, 2002, between VERITAS Software Corporation, a Delaware corporation (“Parent”), and the undersigned [officer/director/shareholder] (“Affiliate”) of Precise Software Solutions Ltd., an Israeli company (“Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

      A.     The Company, Argon Merger Sub Ltd., an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Parent have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”) which provides for the merger (the “Merger”) of Merger Sub with and into Company. Pursuant to the Merger, each Company Share issued and outstanding immediately prior to the Effective Time, other than any Company Shares owned by any direct or indirect wholly-owned subsidiary of Company or any dormant shares of Company, shall be converted automatically into and represent solely the right to receive, either the Per Share Cash Consideration or the Per Share Mixed Consideration, as set forth in the Merger Agreement.

      B.     Affiliate has been advised that Affiliate may be deemed to be an “affiliate” of Company, as the term “affiliate” is used for purposes of Rule 145 promulgated under the Securities Act.

      NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Acknowledgments by Affiliate. Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein shall be relied upon by Parent, Company and their respective affiliates and counsel, and that substantial losses and damages may be incurred by these persons if Affiliate’s representations, warranties or covenants are breached. Affiliate has carefully read this Agreement and acknowledges that it has had the opportunity to discuss the requirements of this Agreement with Affiliate’s professional advisors.

2. Compliance with Rule 145 and the Securities Act.

(a) Affiliate has been advised that (i) the issuance of shares of Parent Common Stock in connection with the Merger with respect to each Company Share that is converted into the Per Share Mixed Consideration will be effected pursuant to a registration statement on Form S-4 promulgated under the Securities Act, and the resale of such shares of Parent Common Stock shall be subject to restrictions set forth in Rule 145 promulgated under the Securities Act, and (ii) Affiliate may be deemed to be an “affiliate” of Company as that term is used for purposes of Rule 145 promulgated under the Securities Act. Affiliate accordingly agrees not to sell, transfer or otherwise dispose of any Parent Common Stock issued to Affiliate pursuant to the Merger, if any, unless (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act, (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act, or (iii) Affiliate delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

(b) Parent shall give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received by Affiliate pursuant to the Merger and there shall be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY ONLY BE TRANSFERRED

IN CONFORMITY WITH RULE 145(d) OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

Such stop transfer instructions shall be terminated, the legend set forth above shall be removed (by delivery of a substitute certificate without such legend) and Parent shall so instruct its transfer agent, if Affiliate delivers to Parent (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate shall be issued in the name of the transferee), or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

3. Termination. This Agreement shall terminate and shall have no further force and effect in the event of the termination of the Merger Agreement pursuant to Article VII thereof.

4. Miscellaneous.

(a) Waiver; Severability. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by such party. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement, and the application of such provision to persons, entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

(b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other party hereto.

(c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Affiliate set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

(e) Governing Law. This Agreement shall be governed by the laws of the State of New York, without reference to rules of conflicts of laws.

(f) Entire Agreement. This Agreement, the Merger Agreement and the other agreements referred to in the Merger Agreement contain the entire understanding of the parties hereto in respect of the subject matter hereof and thereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

(g) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

(h) Further Assurances. Affiliate shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Agreement.

(i) Third Party Reliance. Company and counsel to Parent and Company shall be entitled to rely upon this Agreement.

(j) Survival. The representations, warranties, covenants and other provisions contained in this Agreement shall survive the consummation of the Merger.

(k) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a)	If to Parent, to:

VERITAS Software Corporation
350 Ellis Street
Mountain View, California 94043
Attention: Vice President, General Counsel
Telecopy No.: (650) 527-2581

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market, Spear Tower
Suite 3300
San Francisco, California 94105
Attention: Michael J. Kennedy, Esq.
Michael S. Dorf, Esq.
Telecopy No.: (415) 947-2099

and to:

Yigal Arnon & Co.
22 Rivlin Street
Jerusalem 91000, Israel
Attention: Barry P. Levenfeld, Esq.
Telecopy No.: (972-2) 623-9236

If to Affiliate, to:

The address for notice set forth on the signature page hereof with a copy to:

Piper Rudnick LLP
1251 Avenue of the Americas
New York, New York 10020-1104
Attention: Marjorie Sybul Adams, Esq.
Telecopy No: (212) 835-6001

and to:

Goldfarb, Levy, Eran & Co.
2 Ibn Gvirol Street
Tel-Aviv 64077 Israel
Attention: Shirin H. Herzog, Esq.
Telecopy No.: (972-3) 608-9909

(l) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement.

[Remainder of page intentionally left blank]

      IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

VERITAS SOFTWARE CORPORATION

By:

Name:

Title:

AFFILIATE

By:

Name:

Affiliate’s Address for Notice:

[SIGNATURE PAGE TO AFFILIATE AGREEMENT]

THIS IS A FORM OF THE OPINION OF GOLDMAN, SACHS & CO. TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY VERITAS AND THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE INCLUDED THEREIN

ANNEX D

PERSONAL AND CONFIDENTIAL

December 19, 2002

Board of Directors

Precise Software Solutions Ltd.
10 Hata’asiya Street
P.O. Box 1066, Or-Yehuda, 60408
Israel

Madam and Gentlemen:

      You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding Ordinary Shares, nominal value NIS 0.03 per share (the “Company Shares”), of Precise Software Solutions Ltd. (the “Company”) of the Aggregate Merger Consideration (as defined below) to be received by such holders, in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of December 19, 2002 (the “Agreement”), among Veritas Software Corporation (“Parent”), Argon Merger Sub Ltd., a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the Agreement, Merger Sub will be merged with and into the Company and each outstanding Company Share will be converted into the right to receive, at the election of the holder thereof, one of the following: (i) for each Company Share with respect to which an election to receive cash has been effectively made pursuant to the Agreement (as defined below) (a “Cash Election”), $16.50 in cash (such amount, the “Per Share Cash Consideration”); and (ii) for each Share with respect to which an election to receive a combination of cash and shares of Common Stock, par value $0.001 per share (“Parent Common Stock”), of Parent has been effectively made pursuant to the Agreement (a “Mixed Election”), $12.375 in cash and 0.2365 of a share of Parent Common Stock (such fraction of a share and such amount, the “Per Share Mixed Consideration”). As used herein, “Aggregate Merger Consideration” means the aggregate amount of Per Share Cash Consideration and Per Share Mixed Consideration to be received by all holders of Company Shares pursuant to the Agreement.

      Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Parent from time to time. We also may provide investment banking services to Parent and its affiliates in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

      In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and the Annual Reports on Form 10-K of the Company for the two years ended December 31, 2001 and of Parent for the three years ended December 31, 2001; the Registration Statement on Form F-1 of the Company, including the prospectus contained therein, dated June 29, 2000, relating to the Company’s initial public offering; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their

D-1

assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of the Company, including discussions with respect to risks and uncertainties relating to the Company’s ability to realize the internal forecasts prepared by its management in the amounts and time periods contemplated thereby. In addition, we have reviewed the reported price and trading activity for the Company Shares and the Parent Common Stock, compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

      We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. As you are aware, Parent did not make available its forecasts of future financial performance. Accordingly, our review of such matters was limited to discussion with senior management of Parent of certain publicly available research analyst estimates of Parent. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or Parent any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or Parent or any of their respective subsidiaries or on the expected benefits of the transaction contemplated by the Agreement. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to such transaction or whether to elect to receive the Per Share Cash Consideration or the Per Share Mixed Consideration in connection with such transaction.

      Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration to be received by all holders of Company Shares pursuant to the Agreement is fair from a financial point of view to such holders, in the aggregate.

Very truly yours,

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